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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167560

SINO CLEAN ENERGY INC.

3,258,143 Shares of Common Stock

        This prospectus relates to the resale of up to 3,258,143 shares (the "Shares") of common stock, par value $.001 per share of Sino Clean Energy Inc. a Nevada corporation, issuable upon exercise of warrants and options, and shares currently issued and outstanding that may be sold from time to time by the selling stockholders named on page 87 ("Selling Stockholders").

        We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. To the extent the Warrants are exercised for cash, if at all, we will receive the exercise price for those Warrants. The Selling Stockholders may sell their shares of common stock on any exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

        Our common stock is listed on the NASDAQ Global Market under the symbol "SCEI." On December 21, 2010, the last reported sale price of our common stock quoted on the NASDAQ Global Market was $5.67 per share.

        THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 21, 2010

        You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

        We own, have rights to or have applied for the trademarks and trade names that we use in conjunction with our business, including our logo. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

        In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry reports or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and studies, as well as independent industry reports.

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PROSPECTUS SUMMARY

        The following summary highlights information contained in this prospectus and should be read in conjunction with the more detailed information contained in this prospectus and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" section in this prospectus.

        Unless otherwise specified or required by the context, references to "we," "our," "us" and the "Company" refer collectively to Sino Clean Energy Inc., a Nevada corporation, and its subsidiaries (i) Wiscon Holdings Limited, a Hong Kong company ("Wiscon"), (ii) Tongchuan Suoke Clean Energy Co., Ltd., a PRC limited liability company ("Suoke Clean Energy"), (iii) Shaanxi Suo'ang New Energy Enterprise Co., Ltd., a PRC limited liability company ("Suo'ang New Energy"), and (iv) Shenyang Suo'ang Energy Co., Ltd., a PRC limited liability company ("Shenyang Energy").

        For convenience, certain amounts in Chinese Renminbi ("RMB") have been converted to United States dollars. Assets and liabilities are converted at the exchange rate as of the balance sheet date. Income and expenses are converted at the average exchange rate for the period.

        Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. Unless otherwise indicated, all share and per share numbers in the prospectus have been retroactively adjusted to reflect a 1-for-10 reverse stock split of our common stock, which was effective on May 7, 2010.

Our Company

        We produce and distribute coal-water slurry fuel ("CWSF") in the People's Republic of China (the "PRC" or "China"), which is a fuel substitute for oil, natural gas and coal briquettes. CWSF is a clean fuel that consists of fine coal particles suspended in water, and mixed with chemical additives. Our CWSF products are mainly used to fuel boilers and furnaces to generate steam and heat for both residential/commercial heating and industrial applications.

        We operate our business through five production lines and currently have in place CWSF production capacity of 850,000 metric tons. The first production line commenced operations in July 2007 in Tongchuan, Shaanxi Province, with 100,000 metric tons of capacity. The second production line commenced operations in February 2009 in Tongchuan with 250,000 metric tons of capacity. The third and fourth production lines commenced operations in October 2009 in Shenyang, Liaoning Province, with the combined capacity of 300,000 metric tons. The fifth production line commenced operations in January 2010 in Tongchuan with 200,000 metric tons of capacity. In 2009, we sold approximately 456,000 metric tons of CWSF.

Our Industry

        China's economic growth over the past four decades has led to a rapid increase in energy consumption. According to Frost & Sullivan, China accounted for 17.7% of global energy consumption in 2008 and according to the International Energy Agency, has overtaken the United States as the world's largest energy consumer. As the country's demand for energy has increased, China has relied heavily on its substantial coal reserves, which represent 94% of China's proven fossil fuel reserves. According to Frost & Sullivan, coal is expected to be used in approximately 67% of total energy production in China in 2010.

        Coal infrastructure is firmly established in China and coal, as a source of energy, is very well positioned relative to other energy sources due to its abundance, broad geographic distribution, low cost, and stable price. As such, the Chinese government is strongly focused on improving coal's environmental shortcomings, as opposed to replacing coal as an energy source. China continues to commit resources to clean energy and, according to China's Report on Central and Local Budgets, has budgeted approximately US$12 billion in 2010 for energy conservation and pollution reduction. CWSF has been listed as a key scientific and technological project in each of China's Five-Year Plans since 1981 and in several other major sustainable development policy initiatives.

        According to Frost & Sullivan, market demand of CWSF in China reached 15.9 million metric tons in 2008, with approximately 59% of the demand being met by in-house producers, 28% by imports and only 13% by third-party producers such as us. Third party CWSF producers do not include entities that produce CWSF in-house for their own consumption or parties that import CWSF for sale. According to Frost & Sullivan, CWSF is used in fuel-burning furnaces in 700 industrial furnaces and hundreds of industrial kilns as a replacement for oil, natural gas and coal briquettes. According to Zhongjing Zongheng Economy Research, there are approximately 600,000 traditional fossil fuel burning industrial boilers and kilns currently installed in China, with approximately 100,000 requiring replacement or major repairs each year. The conversion of conventional fossil fuel boilers to CWSF boilers is expected to drive demand for CWSF, with Frost & Sullivan estimating a compound annual growth rate of 24.7% from 2008 to 2014. Although there are approximately 40 to 50 active CWSF suppliers in China, most have third party sales volumes of less than 100,000 metric tons, according to Frost & Sullivan. Markets for CWSF are highly regionalized given the high cost of transportation, with most suppliers typically targeting customers that are within 200 kilometers of their production facilities. As such, suppliers typically compete on a very localized level and lack the capability to expand to a more regional or national scale. Our track record for high quality products and service, our ability to expand selectively into new regions, and our strategic partnerships have enabled us to become the largest third-party CWSF producer in China, as measured by CWSF sales volumes for the first half of 2010.

Company Strengths

        We believe the following strengths provide our company with significant competitive advantages in our industry:

  •
  Exclusive focus on CWSF, which has significant advantages over coal briquettes and other traditional fossil fuels. CWSF has several advantages over coal briquettes and other traditional fossil fuels, including:

  •
  it is more energy efficient;

  •
  it creates significantly less pollution;

  •
  it is a cheaper source of energy;

  •
  it is cleaner to transport and store; and

  •
  it is safer to handle.

  •
  The CWSF industry is growing rapidly due to strong government support.  Overall CWSF demand is expected to grow at a CAGR of 24.7% from 2008 to 2014 due to central and local government support for low carbon technologies and the conversion of older coal briquette burning boilers that are being phased out by legislation and obsolescence.

  •
  Dominant market position with a proven product and technology that is in full scale commercial production. We are the largest third-party CWSF producer in China, as measured by third party CWSF sales volume for the first half of 2010, and we currently have in-place production capacity of 850,000 metric tons. We aim to increase our production capacity to 1,850,000 metric tons through the expansion of production capacity at existing facilities and the development of new facilities throughout China. For the year ended December 31, 2009, we had revenue and income from operations of approximately US$46 million and US$14 million, respectively.

  •
  Agreements with Select Strategic Partners. We have entered into key agreements to supply CWSF in Shaanxi and Liaoning provinces:

  •
  Exclusive sales agency agreement with Qingdao Haizhong Enterprise Co., Ltd. ("Haizhong Boiler"), a CWSF boiler vender with an estimated 78% share of the CWSF boiler market (according to Beijing Zhongjing Zhongheng Information and Consulting Center, Haizhong Boiler's market share was determined on December 30, 2009 and was valid until October 31, 2010), to distribute CWSF boilers in Xian and Tongchuan, Shaanxi Province, and an exclusive nationwide strategic partnership agreement with Haizhong Boiler to supply CWSF in the markets where it sells CWSF boilers and operates heat supply plants;

  •
  Exclusive agreement with Shenyang Haizhong Heat Resource Co., Ltd. to supply CWSF for residential and commercial heating in Shenyang, Liaoning Province; and

  •
  Agreement with Tongchuan City Investment and Development Co., Ltd. to develop and supply CWSF to 15 heat supply plants in Tongchuan, Shaanxi Province.

  •
  Established relationships with customers and suppliers which provide visibility on long term cash flows. As of September 30, 2010, our customer base was comprised of 43 residential heating and industrial users, most of which are subject to long term framework agreements. Since commencing commercial operations in 2007, we have achieved a 100% customer retention rate.

  •
  Experienced management team with a proven track record. We have a well seasoned and experienced senior management team with significant CWSF industry expertise that we believe will enable us to execute on our expansion strategy. Our management team has demonstrated the ability to rapidly increase production capacity.

Growth Strategy

        Our objective is to become the leading CWSF provider in China. Key elements of our growth strategy include:

  •
  Pursue organic growth in existing markets. In 2009, we sold approximately 456,000 metric tons of CWSF, representing substantially all of our production in that year. We currently have annual production capacity of 850,000 metric tons of CWSF. We believe that there is significant organic growth potential within our current operations as we continue to bring new production capacity on-line in both of our existing markets.

  •
  Leverage our strategic partnership with Haizhong Boiler. We have established a nationwide strategic partnership agreement with Haizhong Boiler, which is the largest CWSF boiler vendor in China with an estimated 78% share of the CWSF boiler market. According to

    Beijing Zhongjing Zhongheng Information and Consulting Center, Haizhong Boiler's market share was determined on December 30, 2009 and was valid until October 31, 2010. We believe this strategic partnership will give us the ability to market our CWSF products to prospective customers more effectively in new and existing markets.

  •
  Capitalize on strong government support for CWSF. As China has low-cost, abundant and geographically distributed coal reserves and a mature coal-to-energy conversion infrastructure, it is expected that coal will continue to be one of the most important sources of energy for China in the foreseeable future. The Chinese government has listed CWSF as a key scientific and technological project in each of the Five-Year Plans since 1981. Many provincial and municipal governments across China have adopted plans, policies and incentives with specific and quantifiable targets to mandate or promote the usage of CWSF.

  •
  Grow through expansion and acquisitions in other regional markets. We plan to increase our CWSF production capacity through the construction of new facilities and the acquisition of existing CWSF production facilities in new geographic regions. We expect that such external growth initiatives will increase our aggregate annual CWSF production capacity to 1,850,000 metric tons. Our geographic expansion plans will initially focus on Guangxi Province and Guangdong Province.

Risk Factors

        Our business is subject to numerous risks which are highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. Principal risks of our business include:

  •
  Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

  •
  The commercial success of CWSF depends on the degree of its market acceptance among industrial and residential customers, and if CWSF does not attain wide market acceptance, our operations and profitability could be adversely affected.

  •
  Competitors may develop and market products that are less expensive, more effective or safer, making CWSF obsolete or uncompetitive.

  •
  Existing regulations and changes to such regulations may present technical, regulatory and economic barriers to the purchase and use of CWSF, which may significantly affect the demand for our products.

  •
  The downturn in the global economy, or adverse changes in political and economic policies of the PRC government, could slow overall domestic economic growth of China, which could materially and adversely affect our business.

  •
  The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties, and create other regulatory uncertainties regarding our corporate structure.

  •
  The market price for our stock may be volatile and our common stock is thinly traded, therefore you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

  •
  If we require additional financing to execute our business plan, we may not be able to find such financing on satisfactory terms or at all, and financing involving the sale of additional common stock or other equity securities could result in additional dilution to our stockholders.

  •
  If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Corporate History and Structure

        Our current corporate structure is the result of a number of complex corporate restructurings through which we acquired control of our CWSF business in the PRC. We entered into this series of corporate restructurings in part because certain rules and regulations in the PRC restrict the ability of non-PRC companies that are controlled by PRC residents to acquire PRC companies.

        On October 20, 2006, we acquired control of Hangson Limited, a British Virgin Islands company ("Hangson") pursuant to a Share Exchange Agreement, dated October 18, 2006 (the "Exchange Agreement"). Hangson was a holding company that controlled Shaanxi Suo'ang Biological Science & Technology Co., Ltd., a PRC company ("Suo'ang BST") and Suo'ang BST's 80%-owned subsidiary at the time, Suo'ang New Energy, through a series of contractual arrangements. Sou'ang BST, through Suo'ang New Energy, commenced CWSF production in July 2007.

        As part of a process to ultimately directly control 100% ownership of Suo'ang New Energy, we began to reorganize our corporate structure in June 2009. In June 2009, we acquired 100% of Wiscon, which established Suoke Clean Energy, the Company's wholly foreign owned enterprise, in Tongchuan, Shaanxi Province. We subsequently entered into a series of agreements transferring all of the rights and obligations of Hangson under the contractual arrangements with Suo'ang BST to Suoke Clean Energy.

        On November 12, 2009, Suo'ang New Energy received a new business license from the Tongchuan Administration for Industry and Commerce, which reflected that the acquisition of 100% of the equity of Suo'ang New Energy by Suoke Clean Energy had been completed. As a result, our CWSF business is now conducted primarily through Suo'ang New Energy, which is a 100% wholly owned subsidiary of Suoke Clean Energy, under applicable PRC laws and we are now able to directly control Suo'ang New Energy through our 100% ownership of Suoke Clean Energy. On May 14, 2010, Suoke Clean Energy's acquisition of Suo'ang New Energy was recorded with the Tongchuan Bureau of Commerce.

        On October 12, 2009, Suo'ang New Energy established a wholly-owned subsidiary, Shenyang Energy, to conduct business in Shenyang, Liaoning Province.

        On December 31, 2009, Suoke Clean Energy terminated all of its contractual arrangements with Suo'ang BST. In connection with this termination, certain assets held by Suo'ang BST, such as office equipment, vehicles, bank deposits and accounts receivable, were transferred to Suoke Clean Energy. Employees of Suo'ang BST signed new employment contracts with Suoke Clean Energy and rights and obligations under certain remaining business operation agreements, and research and development contracts between Suo'ang BST and third parties, were assigned to Suo'ang New Energy. Hangson transferred all of its equity interests in Wiscon to us.

        Although the equity transfers in the PRC described above were approved by local governmental agencies, they were not approved by the PRC Ministry of Commerce ("MOFCOM") or the China Securities and Regulatory Commission (the "CSRC"). For a discussion of the risks and uncertainties arising from these PRC rules and regulations, see "Risk Factors—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties, and create other regulatory uncertainties regarding our corporate structure." For a more detailed description of our corporate history and structure, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Corporate Organization and History."

        The following chart shows our current corporate structure:

Corporate Information

        Our executive offices are located at Room 1502, Building D, Wangzuo International City Building No. 3 Tangyuan Road, Gaoxin District Xi'an, Shaanxi Province, P.R.C. and our telephone number is: (011) 86-29-8844-7960. Our corporate website is www.sinocei.com. Information contained on or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this prospectus.

SUMMARY OF THE OFFERING

        This prospectus relates to the sale by the Selling Stockholders of (i) 3,032,295 shares of our Common Stock issuable upon exercise of Series A and Series B Warrants that are currently issued and outstanding, (ii) 15,000 shares of our Common Stock issuable upon exercise of options and (iii) 210,848 shares of common stock currently issued and outstanding.

Common stock outstanding prior to the offering	16,792,239 shares (as of September 30, 2010)
Common stock offered by Selling Stockholders	3,258,143 shares
Maximum number of common stock issuable in the contemplated public offering	5,175,000 shares
Common stock outstanding after the offering (assuming full exercise of the warrants and options)	19,839,534 shares
Common stock outstanding after the contemplated public offering (assuming full exercise of the warrants and options and issuance of maximum number of shares in the contemplated public offering)	25,014,534 shares
Risk Factors	See "Risk Factors" beginning on page 8 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. You should consider carefully the specific risk factors described below in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes included elsewhere in the prospectus, before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and a loss of all or part of your investment.

Risks Associated With Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

        We have a relatively limited operating history. We commenced operations of our CWSF business in 2007. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries such as the coal products and alternative energy industries in China. Our limited history for producing CWSF may not serve as an adequate basis to judge our future prospects and results of operations. Our operations are subject to all of the risks, challenges, complications and delays frequently encountered in connection with the operation of any new business, as well as those risks that are specific to the CWSF industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products and technologies. Despite our best efforts, we may never overcome these obstacles.

If we require additional financing to execute our business plan, we may not be able to find such financing on satisfactory terms or at all.

        Income generated from our business may not be adequate to support the expansion of our business. We may still need substantial additional funds to build new production facilities, maintain and expand existing facilities, pursue research and development activities, obtain necessary regulatory approvals and market our business. While we may seek additional funds through public or private equity or debt financing, strategic transactions and/or from other sources, there are no assurances that future funding will be available on favorable terms or at all. If additional funding is not obtained, we may need to reduce, defer or cancel any planned expansion, including overhead expenditures, to the extent necessary. Furthermore, the failure to fund our capital requirements as they arise would have a material adverse effect on our business, financial condition and results of operations.

Our business and results of operations are dependent on the PRC coal markets, which may be cyclical.

        As our revenue is substantially derived from the sale of CWSF, our business and operating results are substantially dependent on the domestic supply of coal, especially washed coal. The PRC coal market is cyclical and exhibits fluctuation in supply and demand from year to year and is subject to numerous factors beyond our control, including, but not limited to, economic conditions in the PRC, global economic conditions, and fluctuations in industries with high demand for coal, such as the utilities and steel industries. Fluctuations in supply and demand for coal affects coal prices which, in turn, may have an adverse effect on our operating and financial performance. The demand for coal is primarily affected by overall economic development and the demand for coal from the electricity generation, steel and construction industries. The supply of coal, on the other hand, is primarily affected by the geographic location of the coal supplies, the volume of coal produced by domestic and international coal suppliers, and the quality and price of competing sources of coal. Alternative fuels such as natural gas and oil, alternative energy sources such as hydroelectric power and nuclear power, and international shipping costs also impact the market demand for coal. Excess demand for coal may increase coal prices, which would have an adverse effect on our cost of goods sold which would, in turn, cause a short-term decline in our profitability if we are unable to increase the price of our CWSF to our customers.

The consumption of CWSF is seasonal in nature, and we may experience fluctuation in our sales of CWSF over the course of the year.

        The demand for CWSF from residential heating customers tends to be seasonal in nature, with peak demand occurring between the months of October through March, which are the peak heating periods in the markets which the Company currently serves. Demand for CWSF during peak periods is approximately 30% to 40% higher than during non-peak periods. Demand for CWSF from industrial customers tends to be fairly stable throughout the year, as their application of CWSF is often unrelated to heating. We may experience fluctuations in our sales of CWSF over the course of the year if the demand for CWSF from residential heating customers decreases due to unexpected warmer temperatures during the winter months.

We place significant reliance on one major supplier and the loss of such supplier could have a material adverse effect on our operations.

        We are dependent upon our relationships with local third parties for our supply of coal. Five suppliers provided 100% of the coal we used to produce CWSF in 2008 and 2009 and our single largest supplier provided 85%, and 87%, respectively. While we expect to increase the number of suppliers we use as our business expands, if any of these suppliers, and in particular our largest supplier, terminate their supply relationship with us, we may be unable to procure sufficient amounts of coal to fulfill our demand. If we are unable to obtain adequate quantities of coal to meet the demand for our CWSF product, our customers could seek to purchase products from other suppliers, which could have a material adverse effect on our revenue.

In the past, we have derived a significant portion of our sales from a few large customers. If we were to lose any such customers, our business, operating results and financial condition could be materially and adversely affected.

        Historically, our customer base has been highly concentrated. As of September 30, 2010 we had a total of 43 customers, 38 of which were located in Shaanxi Province, and 5 of which were located in Liaoning Province. In 2008 and 2009, our five largest customers contributed 57% and 37% of our total revenue, respectively, while our largest customer contributed 14% and 14% of our total revenue, respectively. Our customers are still relatively concentrated, and any adverse developments to any one of their business operations and demand for CWSF could have an adverse impact on our business, operating results and financial condition.

Our business and prospects will be adversely affected if we are not able to compete effectively.

        We face competition in all areas of our business. While we have no direct competitor for CWSF in our largest market in Shaanxi Province, there are other CWSF producers in other areas of China that may look to expand their business into our markets. Additionally, we must compete against producers of other forms of energy such as coal, natural gas and oil, which may have broader market acceptance. We expect to enter the South China market in Guangdong Province and Nanning City located in Guangxi Province. We may be required to compete with other CWSF producers operating in these regions who may have greater financial, marketing, distribution and technological resources than we have, and more well-known brand names in the marketplace. If we are unable to compete effectively against our competitors, it may have a material adverse impact on our expansion plans and on our results of operations.

We depend on our key executives, and our business and growth may be severely disrupted if we lose their services.

        Our future success depends substantially on the continued services of our key executives. In particular, we are highly dependent upon Mr. Baowen Ren, our chairman and chief executive officer, who has established relationships within the CWSF industry, Mr. Peng Zhou, a member of our board of directors, and Ms. Wen (Wendy) Fu, our chief financial officer. If we lose the services of these executives, we may not be able to replace them readily, if at all, with suitable or qualified candidates, and may incur additional expenses to recruit and retain qualified candidates with industry experience similar to our current key executives, which could severely disrupt our business and growth. In addition, if any of our key executives joins a competitor or forms a competing company, we may lose some of our suppliers or customers. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.

        We face competition from other companies, universities, public and private research institutions, government entities and other organizations. Competition for qualified candidates for executive positions could cause us to offer higher compensation and other benefits in order to attract and retain them, which could have a material adverse effect on our financial condition and results of operations. We may also be unable to attract or retain the personnel necessary to achieve our business objectives, and any failure in this regard could severely disrupt our business and growth.

Our business will suffer if we cannot obtain, maintain or renew necessary licenses.

        All PRC enterprises in the coal trading industry are required to obtain from various PRC governmental authorities certain licenses, including, without limitation, a Certificate of Coal Business and a business license. On July 5, 2010, we received the Certificate of Coal Business for Suo'ang New Energy, and on July 15, 2010, we received the Certificate of Coal Business for Shenyang Energy, both of which expire in 2013. Any failure to timely renew the required Certificates of Coal Business prior to expiration may subject us to various penalties, such as fines up to five times the illegal profits, confiscation of profits, or we may be required to cease our business operations.

        These licenses are subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to change. We have such permits and licenses, however, we cannot be certain that we can obtain, maintain or renew the permits and licenses or in the future, accomplish the reassessment of such permits and licenses in a timely manner. Any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or increase our compliance costs, which may adversely affect our operations or profitability. Any failure by us to obtain, maintain or renew the licenses, permits and approvals, may have a material adverse effect on the operation of our business. In addition, we may not be able to carry on business without such permits and licenses being obtained, renewed and/or reassessed.

We may suffer losses resulting from industry-related accidents and lack of insurance.

        Our manufacturing facilities may be affected by water, gas, fire or structural problems. As a result, we, like other coal-based products companies, may experience accidents that could cause property damage and personal injuries. Although we have implemented safety measures for our production facilities and provided on-the-job training for our employees, there can be no assurance that accidents will not occur in the future. Additionally, the risk of accidental contamination or injury from handling and disposing of our product cannot be completely eliminated. In the event of an accident, we could be held liable for resulting damages.

        Although we currently maintain fire, casualty and property insurance covering our two production lines in Shenyang and three production lines in Tongchuan, we do not maintain any business interruption insurance or any third party liability insurance to cover claims related to personal injury, property or environmental damage arising from accidents on our properties, other than third party liability insurance with respect to vehicles. Any uninsured losses and liabilities incurred by us could exceed our resources and have a material adverse effect on our financial condition and results of operations.

Competitors may develop and market products that are less expensive, more effective or safer, making CWSF obsolete or uncompetitive.

        Some of our competitors and potential competitors may have greater product development capabilities and financial, scientific, marketing and human resources than we do. Technological competition from other alternative energy companies is intense and is expected to increase. Other companies have developed technologies that could be the basis for competitive products. Some of these products may be more effective and less costly than CWSF. Over time, CWSF may become obsolete or uncompetitive, which would have a material adverse effect on our business and results of operations.

The revenue of our business may be adversely effected if power generators switch to sources of fuel with lower carbon dioxide emissions.

        China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1997 Kyoto Protocol, which are intended to limit emissions of greenhouse gases. Efforts to control greenhouse gas emission in China could result in reduced use of coal if power generators switch to sources of fuel with lower carbon dioxide emissions, which in turn could reduce the revenue of our business and have a material adverse effect on our results of operations.

The commercial success of CWSF depends on the degree of its market acceptance among industrial and residential heating customers and if CWSF does not attain wide market acceptance, our operations and profitability could be adversely affected.

        Despite the central government's push for clean-coal technology and the support for CWSF amongst a number of municipal governments, CWSF ultimately may not gain wide market acceptance in the PRC. The degree of market acceptance of any product depends on a number of factors, including establishment and demonstration of its efficacy and safety, cost-effectiveness, advantages over alternative products, and marketing and distribution support for the product. Currently, there is limited information regarding these factors in connection with CWSF or competitive products. We believe that our customers need to continue to purchase and install CWSF boilers in order to give us the ability to market our CWSF products more broadly.

        The market for CWSF is emerging and rapidly evolving, and its future success remains uncertain. If CWSF is not suitable for widespread adoption or sufficient demand for CWSF does not develop or takes longer to develop than we anticipate, our sales would not significantly increase and we may be unable to sustain profitability. In addition, demand for CWSF in the markets and geographic regions where we operate may not develop or may develop more slowly than we anticipate. Many factors will influence the widespread adoption of CWSF and demand for our products, including:

  •
  cost-effectiveness of CWSF as compared with conventional and other alternative energy products and technologies;

  •
  performance and reliability of CWSF as compared with conventional and other alternative energy products and technologies;

  •
  fluctuations in capital expenditures by customers in the installation of CWSF boilers; and

  •
  availability of government subsidies and incentives for customers.

        Furthermore, to establish wide market acceptance of CWSF, we will require a marketing and sales force with appropriate technical expertise and supporting distribution capabilities, as well as continuing governmental support for the use of CWSF. We may not be able to establish sales, marketing and distribution capabilities or enter into arrangements with third parties on acceptable terms, and our ability to influence governmental support is limited. If CWSF does not gain wide market acceptance, our ability to continue to grow may be limited.

If we were unsuccessful in defending a product liability claim, we could face substantial liabilities that may exceed our resources.

        We may be held liable if our product causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. We currently do not have product liability insurance. If we choose to obtain product liability insurance but cannot obtain sufficient coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of our product may be prevented or inhibited. If we are sued for any injury caused by our product, our liability could exceed our total assets. In addition, successful product liability claims against us may materially disrupt the conduct of our business.

The downturn in the global economy may slow domestic growth in China, which, in turn, may affect our business.

        China may not be able to maintain its recent growth rates mainly due to the decreased demand for China's exported goods in countries experiencing recessions. As we do not presently export any of our products, our earnings may become unstable if China's domestic growth slows significantly and the domestic demand for energy declines.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

        We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and is denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

        Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices. We are primarily exposed to price risk related to our purchase of coal used in manufacturing products. We purchase most of our raw materials at prevailing market prices. We do not have formal long-term purchase contracts with our suppliers and, therefore, we are exposed to the risk of fluctuating raw material prices. Our raw material price risk increases in the short term if we are unable to increase the price of CWSF. We did not have any commodity price derivatives or hedging arrangements outstanding at September 30, 2010.

        We carry out all of our transactions in Renminbi. Therefore, we have limited exposure to foreign exchange fluctuations. A substantial portion of our cash is held in China in interest bearing bank deposits and is denominated in RMB. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

        In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. According to the National Bureau of Statistics of China, the inflation rate as measured by the consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively.

We were late in filing tax returns and information reports as required under U.S. laws, and may ultimately be held liable for significant taxes, interest and penalties.

        We were late in filing our (1) U.S. federal income tax returns for our taxable years ended September 30, 2007 and 2008, including, without limitation, information returns on Internal Revenue Service ("IRS") Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, and (2) information reports for the years ended December 31, 2006, 2007 and 2008 concerning our interests in foreign bank accounts on TD F 90-22.1, Report of Foreign Bank and Financial Accounts ("FBARs"). Late filings of the IRS Forms 5471 subjects us to civil penalties of $10,000 for each of our three foreign subsidiaries with respect to each of the taxable years at issue (for an aggregate of $60,000). In addition, we are subject to civil penalties for the untimely filing of the FBARs of at least $10,000 for each of our five foreign bank accounts over the three year period at issue (for an aggregate of $50,000). Although we do not believe that our failure to timely file the FBARs was "willful," if the IRS were to prove that our failure to file an FBAR was "willful," we ultimately could be held liable for a civil penalty for each such failure equal to the greater of $100,000 or 50% of the balance in the unreported foreign bank account. During the years at issue, our total foreign bank account balances have been as high as about $5.8 million. We have provided an accrual for what we believe would be the potential liabilities for the untimely filing of the IRS Forms 5471 and the FBARs in our financial statements for our year ended December 31, 2009. However, as indicated above, these potential liabilities could be substantially greater than the amounts we have accrued.

        In addition, because we did not generate any income in the United States or otherwise have any U.S. taxable income, we do not believe that we owe U.S. federal income taxes for the taxable years ended September 30, 2007 and 2008, or in respect to any transactions that we or any of our subsidiaries may have engaged in through our financial year end December 31, 2009. However, there can be no assurance that the IRS will agree with this position, and therefore we ultimately could be held liable for U.S. federal income taxes, interest and penalties.

Risks Related to the Alternative Energy Industry

A drop in the retail price of conventional energy or other alternative energy may have a negative effect on our business.

        A customer's decision to purchase CWSF will be primarily driven by the return on investment resulting from the energy savings from CWSF over time. Any fluctuations in economic and market conditions that impact the viability of conventional and other alternative energy sources, such as decreases in the prices of oil and other fossil fuels could cause the demand for CWSF to decline and have a material adverse effect on our business and results of operations. Although we believe that current levels of retail energy prices support a reasonable return on investment for CWSF, there can be no assurance that future retail pricing of conventional energy and other alternative energies will remain at such levels.

Existing regulations and changes to such regulations may present technical, regulatory and economic barriers to the purchase and use of CWSF, which may significantly affect the demand for our products.

        CWSF is subject to oversight and regulations in accordance with national and local ordinances and regulations relating to safety, environmental protection, and related matters. We are responsible for knowing such ordinances and regulations, and must comply with these varying standards. Any new government regulations or utility policies pertaining to our product may result in significant additional expenses to us and our customers and, as a result, could cause a significant reduction in demand for our product.

Risks Related to Doing Business in China

        Our business operations are conducted entirely in the PRC. Because China's economy and its laws, regulations and policies are different from those typically found in western countries and are continually changing, we face risks specific to operating in China, including those summarized below.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

        All of our operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most western countries in many respects, including:

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  the amount of government involvement;

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  the level of development;

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  the growth rate;

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  the control of foreign exchange; and

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  the government's role in allocating resources.

        While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The PRC economy has been transitioning from a planned economy to a more market-oriented economy and is expected to continue to reform its economic system. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased capital expenditure by energy users, which in turn could reduce demand for our products.

        Other political, economic and social factors can also lead to further readjustment of reform measures, which may not always have a positive effect on our operations. Any adverse change in the economic conditions or government policies in China, such as changes in laws and regulations (or the interpretation thereof), imposition of additional restrictions on currency conversion could have a material adverse effect on the overall economic growth and the level of energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

The PRC economic cycle may negatively impact our operating results.

        The rapid growth of the PRC economy before 2008 generally led to higher levels of inflation. The PRC economy has more recently experienced a slowing of its growth rate. A number of factors have contributed to this slow-down, including appreciation of RMB, the currency of China, which has adversely affected China's exports. In addition, the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and the significance of the adverse impact it may have on the global economy in general, or the Chinese economy in particular. Slowing economic growth in China could result in slowing growth and demand for our products which could reduce our revenue. In the event of a recovery in the PRC, renewed high growth levels may again lead to inflation. Government attempts to control inflation may adversely affect the business climate and growth of private enterprise. In addition, our profitability may be adversely affected if prices for our products rise at a rate that is insufficient to compensate for the rise in inflation.

Uncertainties with respect to the PRC legal system could adversely affect us.

        Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, many new laws and regulations covering general economic matters have been promulgated in the PRC. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Even where adequate law exists, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of the PRC's judiciary in many cases creates additional uncertainty as to the outcome of any litigation, and interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of any such policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The application of PRC laws regarding the regulation of monopolies may adversely affect us.

        We have a nationwide strategic partnership agreement with Qingdao Haizhong Enterprise Co., Ltd. ("Haizhong Boiler"), a CWSF boiler manufacturer with an estimated 78% share of the national CWSF boiler market. According to Beijing Zhongjing Zhongheng Information and Consulting Center, Haizhong Boiler's market share was determined on December 30, 2009 and was valid until October 31, 2010. In accordance with this partnership agreement, we and Haizhong Boiler have each agreed to recommend to our respective customers the other party's products during the course of selling our own products. Under the PRC Anti-monopoly Law promulgated on August 30, 2007 and effective as of August 1, 2008, business operators with a dominant market position are prohibited from certain behavior that abuses their dominant market position, including among other things, (i) limiting another party to the transaction to trade exclusively with them or with their designated business operators without justification and (ii) implementing tie-in sales without justification, or imposing other supplementary unreasonable trading conditions in the transaction. If our strategic partnership agreement with Haizhong Boiler or the implementation of such agreement is deemed a violation of the anti-monopoly law, the anti-monopoly administration authority may order us to cease the conduct, confiscate our proceeds and impose a fine of 1% to 10% of the sales volume for the previous year. As a result, our business, results of operation and financial condition could be adversely affected.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

        On August 8, 2006, the PRC Ministry of Commerce ("MOFCOM"), joined by the China Securities Regulatory Commission (the "CSRC"), the State-owned Assets Supervision and Administration Commission of the State Council (the "SASAC"), the State Administration of Taxation (the "SAT"), the State Administration for Industry and Commerce (the "SAIC"), and the State Administration of Foreign Exchange ("SAFE"), jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "M&A Rules"), which took effect as of September 8, 2006. This regulation, among other things, has certain provisions that require offshore special purpose vehicles ("SPVs") formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

        The application of the M&A Rules with respect to our corporate structure and to this offering remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. We believe that the MOFCOM and CSRC approvals under the

M&A Rules were not required in the context of our share exchange transaction because at such time the share exchange was a foreign related transaction governed by foreign laws, not subject to the jurisdiction of PRC laws and regulations. However, we cannot be certain that the relevant PRC government agencies, including the CSRC and MOFCOM, would reach the same conclusion, and we cannot be certain that MOFCOM or the CSRC may deem that the transactions effected by the share exchange circumvented the M&A Rules, and other rules and notices, and that prior MOFCOM or CSRC approval is required for this offering. Further, we cannot rule out the possibility that the relevant PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with (i) the equity transfer agreements, which were completed by and among Suoke Clean Energy, Peng Zhou and Suo'ang BST in November 2009, pursuant to which Suo'ang New Energy was acquired by Suoke Clean Energy and (ii) Hangson's control of Suo'ang New Energy during the period from June 2006 to September 2009 through contractual arrangements with Suo'ang BST and Peng Zhou's holding of a 20% equity interest in Suo'ang New Energy.

        If the CSRC, MOFCOM, or another PRC regulatory agency subsequently determines that CSRC, MOFCOM or other approval was required for the share exchange transaction and/ or the acquisition of Suo'ang New Energy, or if prior CSRC approval for this offering is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

        The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, our operating companies' ability to remit dividends to us, or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese domestic residents, over whom we may have no control.

SAFE regulations relating to offshore investment activities by PRC residents may increase our administrative burdens and restrict our overseas and cross-border investment activity. If our shareholders and beneficial owners who are PRC residents fail to make any required applications, registrations and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE has promulgated several regulations, including Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Oversea Special Purpose Vehicles, or "Circular No. 75," issued on October 21, 2005 and effective as of November 1, 2005 and certain implementation rules issued in recent years, requiring registrations with, and approvals from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. These regulations apply to our shareholders and beneficial owners who are PRC residents, and may affect any offshore acquisitions that we make in the future.

        SAFE Circular No. 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, in connection with any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company's shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiaries under PRC law for foreign exchange registration evasion.

        Although we have requested our PRC shareholders and beneficial owners to complete the SAFE Circular No. 75 registration, we cannot be certain that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure or inability of our PRC shareholders and beneficial owners to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, prevent us from transferring the net proceeds of this offering or making other capital injection into our PRC subsidiaries, limit our PRC subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

        Under Operating Rules on the Foreign Exchange Administration of the Involvement of Domestic Individuals in the Employee Stock Ownership Plans and Share Option Schemes of Overseas Listed Companies, issued and effective as of March 28, 2007 by the State Administration of Foreign Exchange, or "SAFE" ("Circular No. 78"), PRC residents who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required to obtain approval from and register with the SAFE or its local branches and complete certain other procedures related to the share option or other share incentive plan through the PRC subsidiary of such overseas listed company or any other qualified PRC agent before such grants are made. We believe that all of our PRC employees who are granted share options are subject to SAFE No. 78. As of September 30, 2010, we had granted options to purchase up to 15,000 shares of common stock to two PRC residents. We have requested our PRC management, personnel, directors, employees and consultants who have been granted or are to be granted stock options to register them with local SAFE pursuant to Circular No. 78. However, we cannot assure you that each of these individuals has carried out or will carry out all the required procedures above. If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion and we may become subject to a more stringent review and approval process with respect to our foreign exchange activities.

We must comply with the Foreign Corrupt Practices Act.

        We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. Certain of our customers are PRC government entities and our dealings with them are likely to be considered to be with government officials for these purposes. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. We could suffer severe penalties if our employees or other agents were found to have engaged in such practices.

Under the PRC EIT Law, we and/or Wiscon may be classified as a "resident enterprise" of the PRC. Such classification could result in tax consequences to us, our non-PRC resident investors and/or Wiscon.

        On March 16, 2007, the National People's Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law (the "EIT Law") which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define "de facto management bodies" as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our de facto managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

        If the PRC tax authorities determine that we and/or Wiscon are a "resident enterprise" for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we and/or Wiscon may be subject to the enterprise income tax at a rate of 25% on our and/or Wiscon's worldwide taxable income, in addition to our PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between "qualified resident enterprises" are exempt from enterprise income tax. As a result, if we and Wiscon are treated as PRC "qualified resident enterprises," all dividends from Suoke Clean Energy to us (through Wiscon) should be exempt from PRC tax.

        If Wiscon were treated as a PRC "non-resident enterprise" under the EIT Law, then dividends that Wiscon receives from Suoke Clean Energy (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Wiscon owns more than 25% of the registered capital of Suoke Clean Energy continuously within 12 months immediately prior to obtaining such dividend from Suoke Clean Energy, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "PRC-Hong Kong Tax Treaty") were otherwise applicable, or (ii) if such treaty does not apply (i.e. because the PRC tax authorities may deem Wiscon to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a PRC "non-resident enterprise" under the EIT Law and Wiscon were treated as a PRC "resident enterprise" under the EIT Law, then dividends that we receive from Wiscon (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

        Finally, if we are determined to be a "resident enterprise" under the EIT law, this could result in a situation in which (i) a 10% PRC enterprise income tax is imposed on dividends we pay to our investors that are not tax residents of the PRC ("non-resident investors") and that are enterprises (but not individuals) and gains derived by them from transferring our common stock, or (ii) up to a 20% PRC individual income tax is imposed on dividends that we pay to our non-resident investors who are individuals and gains derived by them from transferring our common stock, in each case if such income or gain is considered PRC-sourced income by the relevant PRC authorities. In such event, we may be required to withhold the applicable PRC tax on any dividends paid to our non-resident investors. Our non-resident investors also may be responsible for paying the applicable PRC tax on any gains realized from the sale or transfer of our common stock in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

        The SAT released Circular Guoshuihan No. 698 ("Circular 698") on December 10, 2009, which reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in a PRC resident enterprise by selling the equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5 percent or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days from the date of execution of the transfer agreements. The responsible tax authorities will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is an abuse of forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT's challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor's investment in us).

        If any such PRC income tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor's domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor's domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

        For a further discussion of these issues, see the section of this prospectus captioned "PRC Income Tax Considerations."

The payment of dividends in the PRC is subject to limitations. We may not be able to pay dividends to our stockholders.

        We conduct all of our business through our subsidiaries incorporated in the PRC. We rely on dividends paid by these consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC, subject to certain statutory procedural requirements. Each of our PRC subsidiaries, including wholly foreign owned enterprises, is also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory reserve fund until the aggregate amount of such reserves reaches 50% of their respective registered capital. Our statutory reserves are not distributable as loans, advances or cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.

        All of the assets of Suoke Clean Energy, Suo'ang New Energy and Shenyang Energy are located in, and all of our executive officers and our directors reside within, China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers and directors who do not reside in the United States, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result, our public stockholders may have substantial difficulty in protecting their interests through actions against our management or directors that stockholders of a corporation with assets and management members located in the United States would not experience.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenue in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, dividend payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

        Since 1994, the conversion of RMB into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China ("PBOC"), which are set daily based on the previous day's PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of RMB to U.S. dollars has generally been stable. On July 21, 2005, however, PBOC announced a reform of its exchange rate system. Under the reform, RMB is no longer effectively linked to U.S. dollars but instead is allowed to trade in a tight 0.3% band against a basket of foreign currencies.

        The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB. Any significant fluctuation in value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes.

We have not made statutory contributions to the public housing fund for our employees in accordance with applicable regulations, and this could subject us to fines and other penalties.

        Although the PRC State Council has regulations governing a company's contribution to the public housing fund for its employees, we had not been expressly required by our local government authority in charge of this matter to make such contribution due to lack of implementing rules. In 2009, the Tongchuan Public Housing Fund Management Center, the local government department in charge of public housing fund matters, issued a notification which requires companies like us to make contributions to the local public housing fund for our employees. We are in the process of establishing a public housing fund account with the Tongchuan Public Housing Fund Management Center, and will begin to make statutory contributions for our employees to such account once it is open. However, we cannot assure you that the Tongchuan Public Housing Fund Management Center will not penalize us for non-compliance with the regulation promulgated by the State Council prior to 2010. If the relevant local public housing fund administrative centre takes any legal action against us for our non-compliance with such regulation, such as fines, or the requirement of making up contributions to the public housing fund for our employees, our financial conditions and results of operations may be adversely affected.

We currently operate our business in buildings we have constructed on land where we own or lease the land use right. Failure to have the legitimate and sustainable right to own or lease the buildings or the land use right could have a material adverse effect on our operations.

        We own the land use right to a total of 43,956 square meters of land for our existing site in Tongchuan for a period of 50 years, expiring on December 8, 2057. However, we have not yet paid the required land grant fees and other taxes and fees. If we fail to pay the land grant fees and other requisite taxes and fees, the applicable land administration authority may rescind our land grant contract, ask for compensation for the violation of the contract, or revoke our Land Use Right Certificate. Any penalty or revocation of the Land Use Right Certificate could have a material adverse effect on our business, results of operation and financial condition.

        For the operation of Suo'ang New Energy, on the land for which we lease the Land Use Right Certificate, we constructed a building according to our construction land use planning permit; however, we did not obtain other required construction project permits and other documents, including construction project planning permits, construction commencement permits and fire prevention design and inspection related documents. Upon completion of construction, we did not apply for the required inspection and acceptance examination of the building, and consequently, we did not obtain the Property Ownership Certificate. If we fail to obtain the required construction related permits and other documents, complete the inspection and acceptance examination of the building and obtain the Property Ownership Certificate, the applicable construction authority may impose a fine of up to 10% of the construction costs, or in limited circumstances, order the demolition of the building. Any penalty or request to demolish the building could have a material adverse effect on our business, results of operation and financial condition.

        For the operation of the Shenyang Energy operation, we constructed our buildings on land on which we leased the land use right from a third party. We cannot be certain that the lessor has full power and authorization to lease the land use right to us. If our lessor has no legitimate power and authorization to lease the land use right to us, our lease of the land use right may be void. As a result, our business, results of operations and financial condition could be materially and adversely affected. In addition, as a lessee of the land use right, we are not entitled to apply for the construction related permits and documents, and consequently, we do not own the title of the buildings constructed on the leased land. On June 11, 2010, we entered into a Transfer Agreement with the lessor in connection with the CWSF Construction Project at the Shenyang site. Pursuant to the agreement, we have the contractual right to request the lessor to transfer ownership of buildings constructed by us on the site after the lessor obtains the Property Ownership Certificate from the Shenyang Property Administration Authority and Construction Administration Authority and we comply with all legal and regulatory requirements in obtaining the ownership of the buildings from the lessor. Although we have made requests to the lessor to obtain the required permits and certificate, as of the date of this prospectus, our lessor has not obtained the required construction related permits, nor the Property Ownership Certificate for the buildings. If our lessor fails to obtain these permits, certificates and other documents, the applicable construction authority may impose a fine of up to 10% of the construction costs, or in limited circumstances, order the demolition of the building. Any penalty or request to demolish the building could have a material adverse effect on our business, results of operation and financial condition.

        In August 2010, through our subsidiary, Suoke Clean Energy, we entered into an agreement to purchase a land use right for approximately 5 acres of land and a production factory in Dongguan, Guandong Province. In addition, in September 2010, we entered into an agreement to purchase two production lines to be operated within the new Guangdong facility. The factory is currently undergoing refurbishment and the production lines are being completed and serviced. We anticipate that all of the work will be done by December 2010. We are in the process of taking the necessary steps to obtain a land use right certificate, which is required for us to obtain the rights to use the land and the title to the buildings. Failure to obtain the land use right certificate could have a material adverse effect on our business, results of operation and financial condition.

        Our principal executive and administrative offices are located in Xi'an City, Shaanxi Province, China, with approximately 233 square meters of office space. Through Suoke Clean Energy, we entered into a real property purchase agreement with Xi'an Shengrong Real Estate Co., Ltd., dated January 12, 2010 to purchase this office space, for a purchase price of RMB1,586,798 (approximately $230,000). Xi'an Shengrong Real Estate Co., Ltd. has been granted the land use right to the property on which the building is located until June 19, 2052. We have applied for a transfer of this office's title to Suoke Clean Energy, but the title transfer process has not yet been completed. As a result, Suoke Clean Energy is not a legal owner of this office until title to the office has been duly transferred to Suoke Clean Energy. As our registered address is not in Xi'an City, we are required to register as a branch office in Xi'an City. We have submitted to the local authorities an application for the establishment and registration as a branch office, however failure to have registered a branch office in Xi'an may subject us to a fine up to RMB 100,000 or we may even be ordered to close our offices in Xi'an. Any penalty or request to close offices could have an adverse effect on our business, results of operation and financial condition.

We currently have not paid sufficient social welfare insurance contributions on behalf of our employees. If we fail to settle unpaid social insurance, we may be subject to a penalty.

        Under PRC law, our PRC subsidiaries are obligated to pay social welfare insurance contributions to a public fund on behalf of our employees, including pension, work-related injury insurance, unemployment insurance, medical insurance and maternity insurance, in accordance with the premium rates stipulated by the local PRC government. We are required, but have not yet, registered with and obtained the Social Security Registration Certificate for our PRC subsidiaries from the local labor and social security authority. Since the amount of social insurance due is based on actual payment of salary, our PRC subsidiaries may not adjust their payment of social insurance in a timely manner and may pay below the required premium rates. We intend to settle unpaid social insurance. If we fail to settle unpaid social insurance, an employee may terminate his or her labor contract without prior notice, we may be fined by the local government authorities, and we may be ordered by the local labor and social security authority to make up the unpaid social insurance within a prescribed time limit.

Risks Related to an Investment in Our Securities

The full exercise of our outstanding warrants could result in substantially depressing the prevailing market prices for our common stock.

        The full exercise of outstanding warrants could result in the substantial dilution of our common stock in terms of a particular percentage ownership in the company as well as the book value of common stock. The sale of a large amount of common stock received upon the exercise of the warrants on the public market, or the perception that such sales could occur, could substantially depress the prevailing market prices for our common stock.

        As of September 30, 2010, there were 3,633,535 warrants outstanding from the financings that closed in September 2008 and July 2009. In the event of the exercise of these warrants, a stockholder will suffer substantial dilution of his, her or its investment in terms of the percentage ownership in us as well as the book value of the shares of common stock held.

To date, we have not paid any cash dividends and no cash dividends are expected to be paid in the foreseeable future.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We currently intend to retain all earnings for our operations.

Our common stock is thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

        Our common stock has historically been sporadically or "thinly-traded" on the Over-the-Counter Bulletin Board, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and may be reluctant to follow a newer company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. On June 14, 2010, our common stock was listed on the NASDAQ Global Market. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop on the NASDAQ Global Market or be sustained, or that current trading levels will be sustained.

        The market price for our common stock is particularly volatile given our status as a relatively small company with a small and thinly traded "float" that could lead to wide fluctuations in our share price. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

        The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than that of a more seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our common stock is sporadically and/or thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large amount of our common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without an adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history and uncertainty of future market acceptance for our current and potential products. As a consequence of this enhanced risk, more risk-adverse investors may be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.

        Many of these factors are beyond our control and may decrease the market price of our common stock, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain its current market price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

Volatility in our common stock price may subject us to securities litigation.

        The market for our common stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management's attention and resources.

Our corporate actions are substantially controlled by our principal stockholders and affiliated entities.

        As of the date of this prospectus, our management, directors and their affiliated entities own approximately 4,042,875 of our outstanding common stock, representing approximately 24% of our voting power. These stockholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. In addition, because of the percentage of ownership and voting concentration in these principal stockholders and their affiliated entities, elections of our board of directors will generally be within the control of these stockholders and their affiliated entities. While all of our stockholders are entitled to vote on matters submitted to our stockholders for approval, the concentration of shares and voting control presently lies with these principal stockholders and their affiliated entities. As such, it would be difficult for stockholders to propose and have approved proposals not supported by management. There can be no assurances that matters voted upon by our officers and directors in their capacity as stockholders will be viewed favorably by all stockholders of the company.

The elimination of liability of our directors, officers and employees under Nevada law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

        Our articles of incorporation contains a provision that eliminates the liability of our directors to our company and stockholders to the extent allowed under Nevada law, and we are prepared to give such indemnification to our directors and officers to the extent provided by Nevada law. We also have contractual indemnification obligations under our agreements with some of our directors. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Past company activities prior to the reverse merger may lead to future liability for the Company.

        Prior to the closing of the reverse merger transaction on October 20, 2006, we were engaged in businesses unrelated to our current operations. Although certain prior Company stockholders have provided certain indemnifications against any loss, liability, claim, damage or expense arising out of or based on any breach of or inaccuracy in any of their representations and warranties made in connection with the Exchange Agreement, any liabilities relating to such prior business against which we are not completely indemnified may have a material adverse effect on the Company.

The market price for our stock may be volatile.

        The market price for our stock may be volatile and subject to wide fluctuations in response to factors including the following:

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in financial estimates by securities research analysts;

  •
  conditions in alternative energy and coal-based product markets;

  •
  changes in the economic performance or market valuations of other alternative energy and coal-based products companies;

  •
  announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  additions or departures of key personnel;

  •
  intellectual property litigation; and

  •
  general economic or political conditions in China.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We may need additional capital, and the sale of additional common stock or other equity securities could result in additional dilution to our stockholders.

        We believe that our current cash and cash equivalents, net proceeds from this offering and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to our business expansion plans, changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell equity or debt securities or obtain a credit facility. The sale of equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Shares eligible for future sale may adversely affect the market.

        From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain limitations. In general, pursuant to amended Rule 144, non-affiliate stockholders may freely sell their shares after six months subject only to the current public information requirement (which disappears after one year). Affiliates may freely sell their shares after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Of 16,792,239 shares of our common stock outstanding as of the date of this prospectus, 3,820,849 shares are freely tradable without restriction. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our common stock.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of our internal controls over financial reporting. In our annual report on Form 10-K for the year ended December 31, 2009, we reported certain material weaknesses involving control activities, specifically:

1.
Although we have hired additional accounting and operations personnel, we are still in the progress of developing proper financial reporting procedures and policies for (i) accounting for complex and non-routine transactions, (ii) closing our financial statements at the end of a period, (iii) disclosure requirements and processes for SEC reporting.

2.
As a small company, we do not have sufficient personnel to set up adequate review functions at each reporting level.

3.
As of December 31, 2009, we have not kept a complete set of ledgers of the parent, shell company. The parent company has no physical operation and has been mainly functioning as a pass-through legal entity for financing subsidiary companies that are operating overseas.

        Our management has undertaken steps to address these issues, including the engagement of a new chief financial officer whom management believes has the requisite financial reporting experience, skills and knowledge to complement our existing personnel. Additionally, four independent directors now sit on our board of directors, including a member who is appropriately credentialed as a financial expert. The independent directors have been tasked to establish certain internal audit functions within our company, and we have also established audit and compensation committees comprised entirely of independent directors. We have also hired additional accounting and operational personnel and in April 2010, we engaged the Shanghai office of Ernst & Young as an outside consultant to assist with evaluating and improving our accounting system and working process (including internal audit and material transaction review and verification process) to strengthen the timeliness and efficiency of our disclosure and internal controls and procedures. However, there is no assurance that additional remedial measures will not be necessary, or that after the remediation our management will be able to conclude that our internal controls over our financial reporting are effective.

        Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements may be identified by the use of words such as "expects," "plans," "may," "anticipates," "believes," "should," "intends," "estimates" and other words or phrases of similar meaning. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements are subject to a number of risks and uncertainties discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified by these and other factors. We cannot assure you that actual results will be consistent with these forward-looking statements.

        Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. Forecasts and other forward-looking information obtained from this available information is subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. However, to the extent that the warrants and options are exercised for cash, we will receive proceeds from any exercise of the warrants and options up to an aggregate of $7,524,572. We intend to use any proceeds received from the exercise of the warrants and options, for working capital and other general corporate purposes.

 DIVIDEND POLICY

        We have not paid, and do not currently intend to pay cash dividends on our common stock in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for operation and expansion of our business. We are a holding company incorporated in the State of Nevada and do not have any assets or conduct any business operations other than our investments in our subsidiaries. As a result of our holding company structure, we rely entirely on dividend payments from our PRC subsidiaries. PRC accounting standards and regulations currently permit payment of dividends only out of accumulated profits, a portion of which is required to be set aside for certain reserve funds. Our inability to receive all of the revenues from our PRC subsidiaries' operations may provide an additional obstacle to our ability to pay dividends if we so decide in the future. The declaration of dividends, if any, will be subject to the discretion of our board of directors, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

 MARKET FOR OUR COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

        Our common stock has been listed on the NASDAQ Global Market under the symbol "SCEI" since June 14, 2010. From January 1, 2008 until May 7, 2010, our common stock was quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "SCLX." After we effectuated a 1-for-10 reverse split on May 7, 2010, our symbol changed to "SCLXD" for a period of 20 business days until June 7, 2010, and then resumed trading under the symbol "SCLX." The following table sets forth the high and low closing prices for our common stock for the periods indicated as reported by the NASDAQ Global Market and the OTCBB, as adjusted for the reverse stock split:

Quarter Ended	High	Low
2010:
First Quarter	$8.50	$3.70
Second Quarter	9.40	6.11
Third Quarter	6.35	5.08
Fourth Quarter (through December 21, 2010)	8.85	5.67
2009:
First Quarter	2.40	1.40
Second Quarter	4.50	1.60
Third Quarter	5.60	3.10
Fourth Quarter	6.80	4.10
2008:
First Quarter	3.30	1.10
Second Quarter	2.50	1.10
Third Quarter	3.50	2.00
Fourth Quarter	2.70	1.40

        Based upon information furnished by our transfer agent, as of September 30, 2010, we had 2,977 holders of record of our common stock. This number does not include beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Equity Compensation Plan Information

        As of December 31, 2009, we did not have any equity compensation plans in effect, although our board of directors may approve from time to time the issuance of equity compensation to our employees as additional compensation outside of an equity compensation plan.

EXCHANGE RATE INFORMATION

        Our financial statements and other financial data included in this prospectus are presented in U.S. dollars. Our business and operations are primarily conducted in China through our PRC subsidiaries. The functional currency of our PRC subsidiaries is RMB and their revenues and expenses are denominated in that currency. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For convenience, certain amounts in RMB have been converted to United States dollars. Assets and liabilities are converted at the exchange rate as of the balance sheet date. Income and expenses are converted at the average exchange rate for the period. We make no representation that any RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

        The following table sets forth, for each of the periods indicated, the average, high, low and period-end noon buying rates in New York City for cable transfers, in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average(1)	High	Low	Period-End
Year ended December 31, 2008	6.8532	6.9870	6.7899	6.8329
Year ended December 31, 2009	6.8286	6.8470	6.8176	6.8259
2010
January	6.8269	6.8295	6.8258	6.8268
February	6.8292	6.8346	6.8260	6.8260
March	6.8263	6.8270	6.8255	6.8258
April	6.8256	6.8275	6.8229	6.8247
May	6.8275	6.8310	6.8245	6.8305
June	6.8184	6.8323	6.7815	6.7815
July	6.7762	6.7807	6.7709	6.7735
August	6.7873	6.8069	6.7670	6.8069
September	6.7396	6.8102	6.6869	6.6905
October	6.6675	6.6912	6.6397	6.6705
November (through November 26)	6.6526	6.6906	6.6233	6.6675

(1)
Annual averages are calculated from month-end rates. Monthly and interim period averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The selected consolidated financial information for the years ended December 31, 2009 and December 31, 2008, and as of December 31, 2009 and December 31, 2008, is derived from our historical consolidated financial statements, which were audited by Weinberg & Company, P.A., an independent registered public accounting firm. The selected consolidated financial information for the nine months ended September 30, 2010 and September 30, 2009, and as of September 30, 2010, is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Results for interim periods are not necessarily indicative of results that may be expected for a full year. Historical results are not necessarily indicative of the results expected in the future. The selected consolidated financial information should be read in conjunction with, and is qualified by reference to, "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated audited and unaudited financial statements and the related notes appearing elsewhere in this prospectus.

	Nine Months Ended September 30,
			Year Ended December 31,
	2010 (unaudited)	2009 (unaudited)
			2009	2008
Income Statement Data:
Revenue	$73,571,899	$26,982,573	$46,012,353	$14,253,989
Cost of goods sold	(44,448,913)	(17,695,505)	(28,922,846)	(9,266,832)
Gross profit	29,122,986	9,287,068	17,089,507	4,987,157
Selling expenses	3,203,245	422,405	1,125,884	13,128
General and administrative expenses	1,925,072	1,452,975	1,796,032	554,766
Income from operations	23,994,669	7,411,688	14,167,591	4,419,263
Other income (expense), net	15,658,614	(35,163,733)	(46,749,191)	(962,560)
Income (loss) before income taxes and non-controlling interest	39,653,283	(27,752,045)	(32,581,600)	3,456,703
Provision for income taxes	4,640,556	1,055,718	2,243,088	105,249
Net income (loss)	35,012,727	(28,807,763)	(34,824,688)	3,351,454
Net income allocable to non-controlling interest	—	—	—	(351,849)

Net income (loss) allocable to Sino Clean Energy Inc.	$35,012,727	$(28,807,763)	$(34,824,688)	$2,999,605

Basic earnings (loss) per share	$2.28	$(3.00)	$(3.56)	$0.34

Diluted earnings (loss) per share	$1.88	$(3.00)	$(3.56)	$0.34

Basic weighted average shares outstanding	15,385,062	9,609,130	9,792,922	8,716,962

Diluted weighted average shares outstanding	18,668,856	9,609,130	9,792,922	8,816,208

Reconciliation of Net Income (Loss) to unaudited Non-GAAP Adjusted Earnings

        The following table includes a reconciliation of our Net Income (Loss) to unaudited Non-GAAP Adjusted Earnings for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009 and 2008:

	For Nine Months Ended September 30,
			For Years Ended December 31,
	2010 (unaudited)	2009 (unaudited)
			2009	2008
Net income (loss)	$35,012,727	$(28,807,763)	$(34,824,688)	$2,999,605
Amortization of discount on convertible notes	8,601,975	3,873,979	3,942,185	—
Value of shares issued for bonus interest	1,864,701	—	—	—
Expenses related to escrow shares	—	1,294,881	11,125,071	676,466
Gain on extinguishment of derivative liabilities	(28,404,181)	(3,370,593)	(7,046,556)	—
Change in fair value of derivative liabilities	2,348,479	8,236,238	12,770,113	—
Cost of private placement	—	24,794,842	24,977,114	—

Non-GAAP Adjusted earnings (unaudited)	$19,423,701	$6,021,584	$10,943,239	$3,676,071

Non-GAAP Adjusted earnings per share—Basic (unaudited)	$1.02	$0.30	$0.57	$0.36

Non-GAAP Adjusted earnings per share—Diluted (unaudited)	$1.02	$0.30	$0.57	$0.36

Reconciliation of GAAP basic shares outstanding to Non-GAAP basic shares outstanding
GAAP Basic Shares outstanding	15,385,062	9,609,130	9,792,922	8,716,962
Assumed conversion of convertible debentures	—	6,101,053	5,377,368	890,433
Assumed exercise of warrants	3,633,534	4,116,614	4,116,614	639,013

Non-GAAP Basic Shares outstanding	19,018,596	19,826,797	19,286,904	10,246,408

Reconciliation of GAAP diluted shares outstanding to Non-GAAP diluted shares outstanding
GAAP Diluted shares outstanding	18,668,856	9,609,130	9,792,922	8,816,208
Assumed conversion of convertible debentures	—	6,101,053	5,377,368	890,433
Assumed exercise of warrants	349,740	4,116,614	4,116,614	539,767

Non-GAAP Diluted shares outstanding	19,018,596	19,826,797	19,286,904	10,246,408

	September 30, 2010
		As of December 31,
	Actual (unaudited)
		2009	2008
Balance Sheet Data:
Cash and cash equivalents	$34,348,096	$18,302,558	$3,914,306
Working capital	20,173,642	7,730,396	5,716,968
Total assets	66,239,056	44,633,779	21,105,793
Derivative liabilities	19,101,337	45,157,039	–
Total liabilities	24,959,466	51,094,990	2,159,441
Stockholders' equity	41,279,590	(6,461,211)	18,946,352
Total liabilities and stockholders' equity	66,239,056	44,633,779	21,105,793

Non-GAAP Financial Measure

        Non-GAAP Adjusted earnings and non-GAAP adjusted earnings per share are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to net income (loss) and earnings per share. We define non-GAAP adjusted earnings as net income (loss) excluding charges for the change in derivatives, gains on the extinguishment of derivatives, cost of private placements, which represents the excess of the fair value of the derivative liability created upon issuance of the notes over the amounts received, shares issued for bonus interest, expenses related to escrow shares, and other non-cash financing costs. We believe non-GAAP adjusted earnings is an important measure of operating performance because it allows management, securities analysts, investors and others to evaluate and compare our core operating results to other companies in our industry, including our return on capital and operating efficiencies, from period to period by removing the impact of our costs of private placements, derivative liabilities and other non-cash financing costs. Non-GAAP basic and diluted shares reflects the potential dilution that could occur if convertible debentures and warrants that represent derivatives and note discount were exercised or converted into common stock. Other companies may calculate non-GAAP adjusted earnings differently, and therefore our non-GAAP adjusted earnings and non-GAAP adjusted earnings per share may not be comparable to similarly titled measures of other companies.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion of our results of operations and financial condition is based upon, and should be read in conjunction with, our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Please see "Risk Factors" and "Forward-Looking Statements" for a discussion of some of the uncertainties, risks and assumptions associated with these statements.

        Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See "Exchange Rates" above for information concerning the exchange rates at which Renminbi were translated into U.S. Dollars at various pertinent dates and for pertinent periods.

Overview

        Sino Clean Energy Inc. is a holding company that, through its wholly-owned PRC operating subsidiaries, based upon total third party sales revenue in China, is a leading producer and distributor of coal-water slurry fuel ("CWSF") in China. CWSF is a clean fuel that consists of fine coal particles suspended in water and mixed with chemical additives. Our CWSF products are mainly used to fuel boilers and furnaces to generate steam and heat for residential and industrial use. We sell our products in China and our customers include industrial, commercial, residential and government organizations. Our strong reputation in the CWSF industry in China, together with our established track record for consistently delivering high quality products in large quantities, has enabled us to expand our customer base since establishing commercial operations in 2007 to become the largest third-party CWSF producer in China, as measured by CWSF sales volumes for the first half of 2010. Third party CWSF producers do not include entities that produce CWSF in-house for their own consumption or, parties that import CWSF for sale.

Corporate Organization and History

        Our current corporate structure is the result of a number of complex corporate restructurings through which we acquired control of our CWSF business in the PRC. We entered into this series of corporate restructurings in part because certain rules and regulations in the PRC restrict the ability of non-PRC companies that are controlled by PRC residents to acquire PRC companies.

        We were originally incorporated in Texas as "Discount Mortgage Services, Inc." on July 11, 2000. In September 2001, we purchased Endo Networks, Inc., a Canadian software developer, and on November 5, 2001, changed our name to "Endo Networks, Inc." We re-domiciled to the State of Nevada on December 13, 2001.

        On October 20, 2006 we consummated a share exchange transaction with Hangson, a British Virgin Islands company, the stockholders of Hangson and stockholders who held a majority of the shares of our common stock. We issued a total of 2,600,000 shares of our common stock to the Hangson stockholders and a consultant in the transaction, in exchange for 100% of the common stock of Hangson. As a result of the transaction we became engaged in the CWSF business in China, through the operations of Suo'ang BST and Suo'ang New Energy. On January 4, 2007, we changed our name from "Endo Networks, Inc." to "China West Coal Energy Inc.," and then on August 15, 2007, we changed to our present name, "Sino Clean Energy Inc." to better reflect the direction and business of the Company.

        Hangson was a holding company that controlled Suo'ang BST and Suo'ang BST's 80%-owned subsidiary Suo'ang New Energy, through a series of contractual arrangements. The remaining 20% of Suo'ang New Energy was owned by Mr. Peng Zhou, a member of our board of directors and, at that time, the chief operating officer of Suo'ang BST. Suo'ang BST, through Suo'ang New Energy, commenced CWSF production in July 2007. Although Hangson was entitled to acquire the remaining 20% of Suo'ang New Energy from Mr. Zhou, Mr. Zhou remained as the record shareholder of Suo'ang New Energy.

        In 2009, we effected a reorganization of our corporate structure in order to make Suo'ang New Energy a wholly-owned subsidiary (the "2009 Reorganization"), which included entering into a series of agreements transferring the contractual arrangements, through which Hangson controlled Suo'ang BST, to Suoke Clean Energy.

        On September 15, 2009, Suo'ang BST and Hangson entered into a share transfer agreement with Suoke Clean Energy pursuant to which Suo'ang BST and Hangson agreed to transfer 100% of the equity interests in Suo'ang New Energy to Suoke Clean Energy. However, since Mr. Zhou still owned 20% of Suo'ang New Energy, on November 10, 2009, Suo'ang BST and Hangson entered into a subsequent share transfer agreement with Suoke Clean Energy to transfer 80% of Suo'ang New Energy's equity interests to Suoke Clean Energy and, Mr. Zhou, with Hangson's consent, entered into a share transfer agreement with Suoke Clean Energy to transfer the remaining 20% equity interest of Suo'ang New Energy. On November 12, 2009, Suo'ang New Energy received a new business license from the Tongchuan Administration for Industry and Commerce, which reflected that the acquisition of 100% of the equity of Suo'ang New Energy by Suoke Clean Energy had been completed. As a result we were able, through Suoke Clean Energy to own 100% of the equity interests of Suo'ang New Energy. On October 12, 2009, Suo'ang New Energy established a wholly-owned subsidiary to conduct the CWSF business in Shenyang, Liaoning Province.

        On December 31, 2009, we entered into a series of termination agreements to terminate the contractual arrangements by and among Suoke Clean Energy, Suo'ang BST and certain stockholders of Suo'ang BST. We no longer needed to keep such contractual arrangements in place due to the fact that Suo'ang BST was no longer engaged in any substantial business operations. In connection with the termination agreements, certain assets held by Suo'ang BST, such as office equipment, vehicles, bank deposits, and accounts receivable, were transferred to Suoke Clean Energy. Employees of Suo'ang BST signed new employment contracts with Suoke Clean Energy. All rights and obligations under certain business operation agreements and research and development contracts between Suo'ang BST and third parties were assigned to Suo'ang New Energy. Hangson has had no substantive operations of its own after the transfer and termination of the contractual arrangements.

        On June 30, 2009, Hangson acquired all of the outstanding shares of Wiscon, a limited liability company incorporated in Hong Kong under the Companies Ordinance. On December 31, 2009, Hangson transferred all of the outstanding shares of Wiscon to Sino Clean Energy Inc. As a result, Wiscon became a direct wholly-owned subsidiary of Sino Clean Energy Inc.

        Although the equity transfers in the PRC described above were approved by local governmental agencies, they were not approved by the PRC Ministry of Commerce ("MOFCOM") or the China Securities and Regulatory Commission (the "CSRC"). For a discussion of the risks and uncertainties arising from these PRC rules and regulations, see "Risk Factors—The failure to comply with PRC regulations relating to mergers and acquisitions of domestic enterprises by offshore special purpose vehicles may subject us to severe fines or penalties, and create other regulatory uncertainties regarding our corporate structure."

Important Factors Affecting our Results of Operations

        We believe that the most significant factors that affect our financial condition and results of operations are:

Economic conditions in China

        We operate our manufacturing facilities in China and derive all of our revenue from sales to customers in China. As such, economic conditions in China will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China has experienced significant economic growth, achieving a compounded annual growth rate of 10% in gross domestic product from 1989 through 2008. We believe that economic conditions in China will continue to have a positive effect on our business and results of operations.

Supply and costs of coal as the principal raw material

        Our ability to manage our costs depends significantly on our ability to secure affordable and steady supplies of coal, our primary raw material. We currently procure coal from three suppliers in Tongchuan, and two suppliers in Shenyang. We have historically been able to secure a sufficient supply of coal.

        The cost of our primary raw material is subject to fluctuating market prices. For example, between December 31, 2008 and 2009, we experienced an increase in the average cost per metric ton of coal of 7.8%, from RMB 510 to RMB 550. Our operating costs may increase significantly if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the local coal market, which may be caused by numerous economic and regulatory factors. To the extent that we pass on the raw material cost increases to our customers, our revenue may also increase significantly as coal prices rise in the PRC market.

Market price for coal, oil and natural gas

        We price our CWSF based on the market price of coal for two reasons: (1) past experiences indicate that we are able to sell CWSF at a slight discount to local retail coal prices; (2) because coal accounts for over 80% of our production costs, we are generally able to pass on a majority of the raw material cost increases to our customers.

        Additionally, CWSF is a replacement fuel for oil and natural gas, and thus our business activities are affected by the price of, as well as the demand and supply of oil and natural gas. Changes in prices of oil or natural gas, any interruption in the supply of oil or natural gas, or any governmental regulation of the price of oil or natural gas may affect the adoption of CWSF as an alternative fuel in China. During recent years, oil and natural gas prices have fluctuated significantly.

        The pricing of refined oil products is heavily regulated by the PRC government. The government periodically adjusts the price to reflect the international crude oil price movements. Any material change or delay in these guidance prices may affect the demand and the selling prices for our CWSF products.

Demand for, and market awareness of, CWSF

        We believe that Chinese companies are realizing the potential advantages of using CWSF as a replacement for coal briquettes, oil and natural gas. Our principal customers are industrial, commercial, government and residential users. These users select CWSF as a fossil fuel to create steam and heat in furnaces or boilers. Since January 2008, the average selling price of our CWSF exclusive of value added tax, increased by 16% from RMB 620 to RMB 720 per metric ton.

        The CWSF industry is still in an early stage of development. We believe demand for our products will continue to grow as market awareness of CWSF as a substitute for coal briquettes, oil and natural gas increases. PRC law and government policies promote the development and utilization of clean energy, as well as the improved utilization of coal including CWSF.

Production capacity

        In order to capture market share for our products, we have expanded, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more CWSF to generate higher revenues. Our annual production capacity increased from 100,000 metric tons in 2007 to 350,000 metric tons in February 2009, all based at our Tongchuan production facility, and to 650,000 metric tons as of October 2009 as we brought our Shenyang production facility online and finally to 850,000 metric tons by January 2010. We sold approximately 31,000 metric tons, approximately 137,000 metric tons and approximately 456,000 metric tons of CWSF in 2007, 2008, and 2009, respectively. During the first nine months of 2010, we sold approximately 685,000 metric tons of CWSF.

        The demand for CWSF from residential heating customers tends to be seasonal in nature, with peak demand occurring between the months of October through March as these are the peak heating periods in the markets which the Company currently serves. Demand for CWSF during peak periods is approximately 30% to 40% higher than during low periods. Demand for CWSF from industrial customers tends to be fairly stable throughout the year, as their application of CWSF is often unrelated to heating. The volume demand of CWSF tends to follow seasonal variations. The price of CWSF tends to follow the price of coal as opposed to seasonal variations.

Gross Profit and Gross Margin

        For the years ended December 31, 2009 and 2008, our gross margin was 37.1% and 35.0%, respectively. The primary reason for the fluctuations in our gross margin is related to changes in the price of washed coal, which is a key input in the production of CWSF. The increase in our gross margin in 2009 is also due to the commencement of CWSF production at the Company's Shenyang facility in October 2009, which sells CWSF at a higher margin than the Company's Tongchuan facility.

Results of Operations

Comparison of Quarterly Periods Ended September 30, 2010 and 2009

        The following tables set forth key components of our results of operations for the periods indicated.

	Three months ended September 30, (Unaudited)
	2010	2009
Revenue	$24,913,134	$10,889,796
Cost of goods sold	(15,269,720)	(6,812,469)

Gross profit	9,643,414	4,077,327
Selling expenses	1,156,147	416,585
General and administrative expenses	579,837	471,644

Income from operations	7,907,430	3,189,078

Other income (expenses)
Interest and finance costs	(1,047)	(3,149,499)
Expense related to escrow shares	—	(1,054,548)
Interest income	29,889	11,708
Change in fair value of derivative liabilities	(970,813)	(7,035,248)
Gain on extinguishment of derivative liability		2,381,333
Cost of private placement	—	(24,794,842)
Sundry expenses	(4,688)	—

Total other income (expenses)	(946,659)	(33,641,096)

Income(loss) before provision for income taxes	6,960,771	(30,452,018)
Provision for income taxes	1,349,424	463,050

Net income	$5,611,347	$(30,915,068)

        Revenue.    During the three-month period ended September 30, 2010, we had revenues from sales of our coal-water slurry fuel of $24,913,134 as compared to revenues of $10,889,796 during the three-month period ended September 30, 2009, an increase of 129%. This significant increase is primarily attributable to the increased production from the production line added in late 2009, which led to an increase in sales to existing customers. The annual production capacity as at September 30, 2010 was 850,000 tons after the commencement of our new CWSF production plant in Shenyang with annual output capacity of 300,000 tons and 200,000 production line added in Tongchuan, as compared to 350,000 tons as at September 30 2009. At September 30, 2010 we had 43 customers under CWSF supply agreements totaling approximately 900,000 tons per year, as compared to 23 customers totaling approximately 400,000 tons of CWSF per year as at September 30, 2009. We believe that our sales and number of customers in 2010 as compared to 2009 are indicative of the growing market acceptance of CWSF.

        Cost of Goods Sold.    Cost of goods sold, consisting of raw materials, direct labor and manufacturing overhead and depreciation of plant and machinery, was $15,269,720 for the three-month period ended September 30, 2010, as compared to $6,812,469 for the same period of 2009, an increase of 124%. The increase in cost of goods sold is in line with our increase in sales. However, gross profit margin improved from 37% in 2009 to 39% in 2010 mainly as a result of better pricing of CWSF in Shenyang.

        Selling Expenses.    Selling expenses totaled $1,156,147 for the three-month period ended September 30, 2010, as compared to $416,585 for the three-month period ended September 30, 2009. This increase is mainly in transportation cost as a result of the growth of our business in 2010.

        General and Administrative Expenses.    General and administrative expenses totaled $579,837 for the three-month period ended September 30, 2010, as compared to $471,664 for the three-month period ended September 30, 2009, an increase of 24%. This increase was primarily caused by our professional expenses related to preparation of registration statements in 2010.

        Income from Operations.    Our income from operations for the three months ended September 30, 2010 was $7,907,430, an increase of 148% as compared to $3,189,078 for the same period in 2009, in line with the increase in sales in 2010.

        Other Income (expense).    Other expense totaled $(946,659) for the three-month period ended September 30, 2010, mainly as the result of the change in fair value of the derivative liabilities of $(970,813) as compared to other expense of $(33,641,096) for the three-month period ended September 30, 2009, primarily caused by the loss on change in fair value of derivative liabilities of $(7,035,248) and cost of private placement of $(24,794,842) which was partially set off by the gain on extinguishment of derivative liability of $2,381,333 in 2009.

        Provision for income taxes.    For the three-month period ended September 30, 2010 and 2009, our provision for income taxes was $1,349,424 and $463,050, respectively. The increase in income taxes reflects the increase in taxable income from our operations in China. For the three months ended September 30, 2010 and 2009, our effective tax rate was 19% and (1%), respectively, of income before provision for income taxes. In 2010 and 2009, our effective tax rate was increased by 5% and 37%, respectively, due to expenses related to financings and derivatives that are classified as permanent differences. Additionally, in 2010 and 2009, our effective tax rate was reduced by 9% and 1%, respectively, for certain tax holidays we enjoy in the PRC.

        Net Income (loss).    We had net income of $5,611,437 for the three-month period ended September 30, 2010, as compared to net loss of $30,915,068 for the same period in 2009. The increase in net income is primarily attributable to the increase in sales in 2010.

Nine month period ended September 30, 2010 compared to nine month period ended September 30, 2009

        The following tables set forth key components of our results of operations for the periods indicated.

	Nine months ended September 30, (Unaudited)
	2010	2009
Revenue	$73,571,899	$26,982,573
Cost of goods sold	(44,448,913)	(17,695,505)

Gross profit	29,122,986	9,287,068
Selling expenses	3,203,245	422,405
General and administrative expenses	1,925,072	1,452,975

Income from operations	23,994,669	7,411,688

Other income (expenses)
Interest and finance costs	(10,459,201)	(4,231,344)
Expense related to escrow shares	—	(1,294,881)
Interest income	62,113	22,979
Gain on extinguishment of derivative liability	28,404,181	3,370,593
Change in fair value of derivative liabilities	(2,348,479)	(8,236,238)
Cost of private placement	—	(24,794,842)

Total other income (expenses)	15,658,614	(35,163,733)

Income (loss) before provision for income taxes	39,653,283	(27,752,045)
Provision for income taxes	4,640,556	1,055,718

Net income (loss)	$35,012,727	$(28,807,763)

        Revenue.    During the nine-month period ended September 30, 2010, we had revenues from sales of our coal water mixture of $73,571,899 as compared to revenues of $26,982,573 during the nine-month period ended September 30, 2009, an increase of 173%. This significant increase is primarily attributable to the increased production from the production line added in late 2009, which led to an increase in sales to existing customers. The annual production capacity as at September 30, 2010 was 850,000 tons after the commencement of our new CWSF production plant in Shenyang with annual output capacity of 300,000 tons and 200,000 production line added in Tongchuan , as compared to 350,000 tons as at September 30 2009 . At September 30, 2010 we had 43 customers under CWSF supply agreements totaling approximately 900,000 tons per year, as compared to 23 customers totaling approximately 400,000 tons of CWSF per year as at September 30, 2009. We believe that our sales and number of customers in 2010 as compared to 2009 are indicative of the growing market acceptance of CWSF.

        Cost of Goods Sold.    Cost of goods sold, consisting of raw materials, direct labor and manufacturing overhead and depreciation of plant and machinery, was $44,448,913 for the nine-month period ended September 30, 2010, as compared to $17,695,505 for the same period of 2009, an increase of 151%. The increase in cost of sales sold is in line with the increase in sales. However, gross profit margin improved from 34% in 2009 to 40% in 2010 mainly as a result of better pricing of CWSF in Shenyang.

        Selling Expenses.    Selling expenses totaled $3,203,245 for the nine-month period ended September 30, 2010, as compared to $422,405 for the nine-month period ended September 30, 2009.

This increase in selling expenses is mainly due to increase in transportation cost as a result of the growth of our business in 2010.

        General and Administrative Expenses.    General and administrative expenses totaled $1,925,072 for the nine-month period ended September 30, 2010, as compared to $1,452,975 for the nine-month period ended September 30, 2009, an increase of 32%. This increase was primarily caused by our expansion in operations and the expenses related to being a public company.

        Income from Operations.    Our income from operations for the nine-month period ended September 30, 2010 was $23,994,669, an increase of 224% as compared to income from operations of $7,411,688 for the same period in 2009, in line with the increase in sales and expenses.

        Other Income (Expense).    Other income totaled $15,658,614 for the nine-month period ended September 30, 2010, as compared to other expense of $35,163,733 for the nine-month period ended September 30, 2009, primarily caused by the gain on extinguishment of derivative liability of $28,404,181 which was partially set off by the interest expense of $10,459,201 in 2010.

        Provision for income taxes.    For the nine-month period ended September 30, 2010 and 2009, our provision for income taxes was $4,640,556 and $1,055,718, respectively. The increase in income taxes reflects the increase in taxable income from our operations in China. For the nine-month period ended September 30, 2010 and 2009, our effective tax rate was 12% and (4)%, respectively, of income before provision for income taxes, due to expenses related to financings and derivatives that are classified as permanent differences. Additionally, in 2010 and 2009, our effective tax rate was reduced by 3%, for certain tax holidays we enjoy in the PRC.

        Net Income (loss).    We had net income of $35,012,727 for the nine-month period ended September 30, 2010, as compared to net loss of $28,807,763 for the same period in 2009. The increase in net income is primarily attributable to the increase in sales in the first nine months of 2010 and gain on extinguishment of derivative liability.

Comparison of Fiscal Years Ended December 31, 2009 and 2008

        The following tables set forth key components of our results of operations for the periods indicated.

	For the Years Ended December 31,
	2009	2008
	USD	USD
Revenue	$46,012,353	$14,253,989
Cost of goods sold	(28,922,846)	(9,266,832)

Gross profit	17,089,507	4,987,157
Selling expenses	(1,125,884)	(13,128)
General and administrative expenses	(1,796,032)	(554,766)

Income from operations	14,167,591	4,419,263
Other income and (expense)	(46,749,191)	(962,560)

Income (loss) before income taxes and non-controlling interest	(32,581,600)	3,456,703
Provision for income tax	(2,243,088)	(105,249)

Net income (loss)	(34,824,688)	3,351,454
Net income attributable to non-controlling interest	–	(351,849)

Net Income (loss) attributable to Sino Clean Energy Inc.	$(34,824,688)	$2,999,605

        Revenues.    Our revenue is derived from the sale of CWSF. For the year ended December 31, 2009, we had revenues of $46,012,353 as compared to revenues of $14,253,989 for the year ended December 31, 2008, an increase of 222%. This significant increase is primarily attributable to the increased output from the new production lines added throughout 2009, which led to an increase in sales to existing and new customers. The annual production capacity as of December 31, 2009 was 650,000 metric tons, as compared to 100,000 metric tons as of December 31, 2008. As of December 31, 2009, we had 30 customers under CWSF supply agreements totaling approximately 600,000 metric tons per year, as compared to 27 customers totaling approximately 400,000 metric tons per year as of December 31, 2008. We believe that our sales and number of customers in 2009 as compared to 2008 are indicative of the growing market acceptance of CWSF.

        Cost of Goods Sold.    Cost of goods sold, consisting of raw materials, direct labor and manufacturing overhead, and depreciation of plant and machinery, were $28,922,846 for the year ended December 31, 2009, as compared to $9,266,832 for the year ended December 31, 2008, an increase of 212%. The large increase in cost of goods sold is in line with the increase in sales. Gross profit margin improved from 35% in 2008 to 37% in 2009 as a result of higher selling prices for our CWSF and a lower average cost per metric ton of coal. As a result of the new production line added in 2009, depreciation of plant and machinery for the year 2009 was $1,504,559, as compared to $207,674 in 2008.

        Selling Expenses.    Selling expenses totaled $1,125,884 for the year ended December 31, 2009, as compared to $13,128 for the year ended December 31, 2008, an increase of 8,476%. This increase is mainly due to an increase in transportation costs resulting from the growth of our business which amounted to $1,071,046. For the year ended December 31, 2008, the transportation cost of CWSF was paid by our customers and for the majority of the year ended December 31, 2009, we included the transportation cost of CWSF in our selling price.

        General and Administrative Expenses.    General and administrative expenses totaled $1,796,032 for the year ended December 31, 2009, as compared to $554,766 for the year ended December 31, 2008, an increase of approximately 224%. This increase is primarily attributable to the expansion of our operations and increased public company expenses.

        Other Income (Expenses).    Other income (expenses) consists primarily of rental income, interest income and is net of the stock-based cost of our private placement, changes in the fair value and the extinguishment of certain derivative liabilities, and expenses related to the shares of common stock held by our chief executive officer and placed in escrow in connection with our September 2008 financing transaction. For the year ended December 31, 2009, other expenses were $46,749,191, as compared to $962,560 for the year ended December 31, 2008, an increase of 4,756%. The increase in other expenses is attributable to the derivative liabilities of convertible notes and warrants and the cost of private placement of $37,747,227 related to our July 2009 financing transaction.

        Provision for income taxes.    For the years ended December 31, 2009 and 2008, our provision for income taxes was $2,243,088 and $105,249, respectively. The increase in income taxes reflects the increase in taxable income from our operations in China. For the years ended December 31, 2009 and 2008, our effective tax rate was 7% and 3%, respectively, of income (loss) before provision for income taxes. In 2009 and 2008, our effective tax rate was increased by 48% and 12%, respectively, due to expenses related to financings and derivatives that are classified as permanent differences. Additionally, in 2009 and 2008, our effective tax rate was reduced by 3% and 31%, respectively, for certain tax holidays we enjoy in the PRC.

        Net Income (Loss).    We had net a net loss of $34,824,688 for the year ended December 31, 2009, as compared to net income of $2,999,605 for the year ended December 31, 2008. The decrease in net income is primarily attributable to incurring of derivative liabilities in other expenses related to our July 2009 financing transaction.

Recent Financing Transactions

2008 Financings

        In September 2008, we issued an aggregate of $1,335,650 of 18% unsecured convertible debentures (the "Debentures") and issued warrants to purchase up to 890,433 shares of our common stock (the "Series A Warrants") in two private placements. The Debentures bore interest at 18% per annum and matured in one year. The holders of the Debentures had the right at any time to convert all or part of the outstanding principal amount of the Debentures and any accrued and unpaid interest into shares of our common stock at the initial conversion price of $1.50 per share. In 2009, all of the Debentures were converted. The Series A Warrants are exercisable until October 31, 2011 at the initial exercise price of $1.50 per share, subject to adjustments and limited to no lower than $0.50 per share.

2009 Financings

        In July 2009, we issued an aggregate of $11,592,000 of 10% senior secured convertible notes (the "Notes") and issued warrants to purchase up to 3,050,526 shares of our common stock (the "Series B Warrants"). The Notes bore interest at a rate of 10% per annum with a three year maturity date. The holders of the Notes had the right at any time to convert all or part of the outstanding principal amount of the Notes and any accrued and unpaid interest into shares of our common stock at the initial conversion price of $1.90 per share. In the first quarter of 2010, all of the Notes were converted into 5,377,368 shares of our common stock.

        The Series B Warrants are exercisable at the initial exercise price of $2.85 per share, subject to a full ratchet anti-dilution adjustment in the event that we issue additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable conversion price or the exercise price.

Quarterly Results of Operations

        We have consistently expanded production capacity since commencing production in 2007 in order to increase production volume to meet demand in our current markets. During the period of the eight quarters from October 1, 2008 to September 30, 2010, our production capacity increased from 100,000 metric tons to 850,000 metric tons per year. As a result of increased production volume, our revenue, growth margin and adjusted earnings have increased with compound quarterly growth rate of 22.6%, 23.1% and 19.9%, respectively.

 Sino Clean Energy Inc. and Subsidiaries
Consolidated Statements of Income and Other Comprehensive Income
(Amounts expressed in U.S. Dollars)
(Unaudited)

	Three Months ended
	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008
Revenue	$24,913,134	$24,149,761	$24,509,004	$19,029,780	$10,889,796	$8,314,500	$7,778,277	$4,872,749
Cost of goods sold	(15,269,720)	(14,779,016)	(14,400,177)	(11,227,341)	(6,812,469)	(5,534,929)	(5,348,107)	(3,039,226)

Gross profit	9,643,414	9,370,745	10,108,827	7,802,439	4,077,327	2,779,571	2,430,170	1,833,523
Selling expenses	1,156,147	1,136,019	911,079	703,479	416,585	2,261	3,559	5,257
General and administrative expenses	579,837	626,053	719,182	343,057	471,664	432,412	548,899	22,840

Income from operations	7,907,430	7,608,673	8,478,566	6,755,903	3,189,078	2,344,898	1,877,712	1,805,426

Other income (expenses)
Total other income (expenses)	(946,659)	2,872,713	13,732,560	(11,585,458)	(33,641,096)	(1,499,687)	(22,950)	(1,204,777)

Income before provision for income taxes	6,960,771	10,481,386	22,211,126	(4,829,555)	(30,452,018)	845,211	1,854,762	600,649
Provision for income taxes	1,349,424	1,540,627	1,750,505	1,187,370	463,050	303,382	289,286	80,470

Net income (loss)	$5,611,347	$8,940,759	$20,460,621	$(6,016,925)	$(30,915,068)	$541,829	$1,565,476	$520,179

Weighted average number of shares
—Basic	16,703,844	16,557,000	12,851,265	10,379,897	10,041,910	9,532,061	9,219,471	9,218,175

—Diluted	18,780,537	19,216,041	14,933,797	10,379,897	10,041,910	9,910,926	9,275,123	9,537,106

(Loss) Income per common share
—Basic	$0.34	$0.54	$1.59	$(0.58)	$(3.08)	$0.06	$0.17	$0.06

—Diluted	$0.30	$0.47	$1.37	$(0.58)	$(3.08)	$0.05	$0.17	$0.05

Non-GAAP Adjusted Earnings
Net Income (loss)	$5,611,347	$8,940,759	$20,460,621	$(6,016,925)	$(30,915,068)	$541,829	$1,565,476	$520,179
Non-GAAP adjustments:
Amortization of discount on convertible notes	—	—	8,601,975	68,206	3,120,954	423,687	329,338	348,363
Value of shares issued for bonus interest	—	—	1,864,701	—	—	—	—	—
Expense related to escrow shares	—	—	—	9,830,190	1,054,548	120,166	120,167	676,466
Gain on extinguishment of derivative liability	—	—	(28,404,181)	(3,675,963)	(2,381,333)	(989,260)	—	—
Change in fair value of derivative liabilities	970,813	(2,862,263)	4,239,929	4,533,875	7,035,248	1,779,968	(578,978)	—
Cost of private placement		—	—	182,272	24,794,842	—	—	—

Non-GAAP Adjusted Earnings (unaudited)	$6,582,160	$6,078,496	$6,763,045	$4,921,655	$2,709,191	$1,876,390	$1,436,003	$1,545,008

Non-GAAP Financial Measure

        Non-GAAP adjusted earnings are not a measure of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to net income (loss). We define non-GAAP adjusted earnings as net income (loss) excluding charges for the change in derivatives, gains on the extinguishment of derivatives, cost of private placements, which represents the excess of the fair value of the derivative liability created upon issuance of the notes over the amounts received, shares issued for bonus interest, expenses related to escrow shares and other non-cash financing costs. We believe non-GAAP adjusted earnings is an important measure of operating performance because it allows management, securities analysts, investors and others to evaluate and compare our core operating results to other companies in our industry, including our return on capital and operating efficiencies, from period to period by removing the impact of our costs of private placements, derivative liabilities and other non-cash financing costs. Other companies may calculate non-GAAP adjusted earnings differently, and therefore our non-GAAP adjusted earnings may not be comparable to similarly titled measures of other companies.

Liquidity and Capital Resources

        For the nine-month period ended September 30, 2010, we generated $21,277,585 from operating activities, as compared to $5,103,069 that we generated from operating activities for the nine-month period ended September 30, 2009. This increase is primarily due to the increase in sales proceeds.

        For the nine-month period ended September 30, 2010, we used $4,861,342 in investing activities, of which $2,621,605 was used in the purchase of property, plant and equipment, as compared to the net cash used in investing activities of $4,303,540 for the nine-month period ended September 30, 2009.

        For the nine-month period ended September 30, 2010, we used $227,701 in financing activities, primarily due to prepayment of deferred offering cost.

        As of September 30, 2010, we had cash and cash equivalents of $34,348,096. Our total current assets were $44,974,816 and our total current liabilities were $24,801,174 which resulted in a net working capital of $20,173,642.

        As of September 30, 2010, we had made an initial deposit of approximately $555,000 to purchase approximately 5 acres of land and a production factory for approximately $5,550,000 (RMB 37,200,000). The balance of the purchase price will be due when refurbishment of the factory is complete which is expected to occur by the end of December 2010. At September 30, 2010, we had made an initial deposit of approximately $1,612,000 for the purchase of two production lines with capacity for processing 300,000 tons of CWSF annually in Guangdong costing a total of approximately $5,372,000 (RMB 36,000,000). The balance of the purchase price will be due when the productions lines are completed and in service, which is expected to occur by the end of December 2010.

        We believe that we have sufficient cash flow to meet our obligations on a timely basis in the foreseeable future.

        For the year ended December 31, 2009, we generated cash of $9,691,888 from operating activities, as compared to $4,795,905 that we generated from operating activities for the year ended December 31, 2008. This increase is primarily due to the increase in revenue.

        For the year ended December 31, 2009, we used $4,389,843 in investing activities, as compared to $5,319,546 that we used in investing activities for the year ended December 31, 2008. This decrease of cash used in investing activities is mainly due to the fact that most of the payments for purchases of equipment and machinery for our new production lines were made in 2008.

        For the year ended December 31, 2009, we generated $9,082,787 from financing activities, as compared to $1,418,375 that we generated in financing activities during the year ended December 31, 2008. This increase is due mainly to the proceeds raised from the issuance of convertible notes.

        As of December 31, 2009, we had cash of $18,302,558. Our total current assets were $28,806,180 and our total current liabilities were $21,075,784, which resulted in net working capital of $7,730,396. We had capital expenditure commitments outstanding as of December 31, 2009 in the amount of $4,071,351 in relation to the purchase of machinery. We believe that we have sufficient cash flow to meet our obligations on a timely basis in the foreseeable future.

        As of December 31, 2009, we had outstanding $10,217,000 of principal amount of our convertible notes. Subsequent to December 31, 2009, all the convertible noteholders converted these notes into

5,377,368 shares of our common stock pursuant to the original securities purchase agreement and note.

Capital Expenditures

        We believe that our existing cash, cash equivalents, cash flows from operations, and the proceeds from this offering will be sufficient to meet our presently anticipated future cash needs and to meet our capital expenditure plans. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

        We intend to expand our operations as quickly as reasonably practicable to capitalize on the demand for our products. We intend to expand our annual capacity to 1,850,000 metric tons by developing new production capacity in Guangxi and Guangdong Provinces. We estimate that we will require $34.5 million to meet our capital expenditure program over the next twelve months. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations and public or private financings. We believe that we can continue to meet our cash funding requirements for our business in this manner over the next twelve months.

        We had capital expenditure commitments outstanding as of September 30, 2010 in the amount of $10,922,000 in relation to the purchase of machinery.

Contractual Obligations

        We have certain commitments as of September 30, 2010 that include future payments. We have presented below a summary in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

Payments Due by Period

	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	5 Years +
Contractual obligations:
Capital expenditure commitment(1)	$10,922,000	$10,922,000	$–	$–	$–
Operating leases(2)	320,389	35,272	70,544	70,544	144,029
Coal inventory purchase agreement	12,105,045	12,105,045	–	–	–
Debt repayment and interest on debt(3)	–	–	–	–	–

Total contractual obligations:	$23,347,434	$23,062,317	$70,544	$70,544	$144,029

(1)
Capital expenditure commitments include the purchase of machinery for our production of CWSF.

(2)
Operating lease amounts include minimum lease payments under our non-cancelable operating leases for office premises and production plants. The amounts presented are consistent with contractual terms and are not expected to differ significantly, unless a substantial change in our headcount requires us to exit an office facility early or expand our occupied space.

(3)
We have excluded from this table $10,217,000 of convertible notes that were outstanding as of December 31, 2009 and have been subsequently converted into 5,377,368 shares of our common stock.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Inflation

        We believe that inflation has not had a material effect on our operations to date.

Critical Accounting Policies and Estimates

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Revenue Recognition

        Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is presented net of value added tax ("VAT"). In our revenue arrangements, physical delivery is the point in time when customer acceptance occurs since title and risk of loss are transferred to the customer. No return allowance is made as products are normally not returnable upon acceptance by the customers.

Accounts receivable

        Accounts receivables are recognized and carried at original invoiced amount less an allowance for any uncollectible accounts. We use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Under the aging method, bad debts determined by management are based on historical experience as well as the current economic climate and are applied to customers' balances categorized by the number of months the underlying invoices have remained outstanding. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. When facts subsequently become available to indicate that an adjustment to the allowance should be made, this is recorded as a change in estimate in the current year. As of September 30, 2010, accounts receivable were net of zero allowances.

Derivative Financial Instruments

        We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, we use a Monte-Carlo simulation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified on the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Stock-based Compensation

        We periodically issue stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Options vest and expire according to terms established at the grant date. As of September 30, 2010, we did not have any equity compensation plans in effect, although our board of directors may approve from time to time the issuance of equity compensation to our employees as additional compensation outside an equity compensation plan.

        We estimate the fair value of stock options and warrants using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. This model requires the input of subjective assumptions, including the expected price volatility of the underlying stock and the expected life of stock options. Projected data related to the expected volatility of stock options is based on the average volatility of the trading prices of comparable companies and the expected life of stock options is based upon the average term and vesting schedules of the options. Changes in these subjective assumptions can materially affect the fair value of the estimates, and therefore the existing valuation models do not provide a precise measure of the fair value of our employee stock options.

        We estimate the fair value of shares of common stock issued for services based on the closing price of our common stock on the date shares are granted. For periods prior to the consummation of our 2006 share exchange transaction, there was no readily available market quotations for our shares of common stock and, as such, we used alternative methods to value shares of our common stock including valuations based upon the conversion price per share of common stock of our convertible notes and the sale price of units consisting of one share of our common stock and warrants to purchase one share of common stock, which management believes were the best indicators of the fair value of our common stock.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        On December 5, 2008, we dismissed AGCA, Inc. (formerly known as Yu & Associates CPA Corporation), as our independent registered public accounting firm. The reports of AGCA on our financial statements for the year ended December 31, 2007 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our board of directors.

        We had no disagreements with AGCA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of AGCA, would have caused AGCA to make reference to the subject matter of such disagreements in its report on our financial statements for such period. During the fiscal year end December 31, 2007, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

        AGCA provided us with a letter addressed to the SEC stating that it agreed with the above statements. This letter was filed as an exhibit to our Current Report on Form 8-K, which was filed with the SEC on December 9, 2008.

        On December 5, 2008, we appointed Weinberg & Company, P.A. as our independent registered accounting firm. The appointment of Weinberg & Co. was approved by our board of directors.

 BUSINESS

Company Overview

        We are a leading producer of clean coal heating and energy solutions for residential, commercial and industrial uses in China. We produce and distribute coal water slurry fuel ("CWSF"), which is a liquid fuel that consists of fine coal particles suspended in water, mixed with chemical additives, and is primarily used to fuel boilers and furnaces to generate steam and heat for both residential / commercial heating and industrial applications. CWSF is an economic and environmentally friendly alternative to oil and natural gas and provides many benefits over coal briquettes, including increased burn-off rates, improved thermal efficiency, and reduced emissions. We believe that the combination of China's heavy reliance on coal for heat and energy, its extensive coal reserves, and increased government attention to clean coal technologies, make CWSF an ideal alternative for cleaner heat and energy production in China.

        China's economic growth over the last four decades has led to a rapid increase in energy demand. According to Frost & Sullivan, China accounted for 17.7% of global primary energy demand in 2008 and will overtake the United States as the world's largest consumer of energy in 2011. China is the largest producer and consumer of coal in the world, making it much more reliant on coal than other developed nations, as it is used extensively not only for power generation, but also for industrial applications and residential heating. Coal is the most widely used energy source in China for heating and electric power generation due to its abundance, broad geographic distribution, and mature power conversion infrastructure. According to the National Bureau of Statistics of China, coal is expected to be used for approximately 67% of total energy consumption in China in 2010 and represents more than 90% of estimated domestic fossil fuel reserves. Although significant progress has been made by Chinese central and provincial governments to utilize alternative sources of energy such as hydro, nuclear, solar and wind power, significant obstacles remain in establishing alternative energy to satisfy a significant portion of China's energy requirements primarily due to their relatively prohibitive capital costs, especially in light of the well established coal power conversion infrastructure that is already in place in China. According to Frost & Sullivan, overall CWSF demand in China is expected to grow at a compounded annual growth rate ("CAGR") of 24.7% from 2008 to 2014.

        Our business was originally established in August 2002 to focus on the production and distribution of copolymer resin products. In 2004, we identified an attractive opportunity to enter the CWSF market due to the strong government push for clean coal technologies and the resulting market demand for more efficient and cleaner uses of coal. In April 2006, we decided to focus solely on the research, development, production, marketing and sale of CWSF and accordingly phased out our copolymer resin business in January 2007. We obtained our first sales contracts for CWSF in early 2007, completed the installation of our first 100,000 metric ton CWSF production line in June 2007, and commenced mass production and distribution of CWSF in July 2007. We have grown substantially in recent years by adding production capacity at existing and new locations, and are currently fully utilizing our in-place annual production capacity of 850,000 metric tons of CWSF.

        We primarily use washed coal to produce CWSF, which we procure from local coal mines. We have established strong relationships with our suppliers and our ability to purchase large quantities of raw materials has allowed us to achieve favorable pricing and delivery terms. We sell our CWSF exclusively in China to residential complex development management companies, commercial businesses, industrial users, and government organizations that use CWSF predominantly for residential/commercial heating and industrial applications. Our customers adopt CWSF as a substitute for oil, natural gas and coal briquettes in their furnaces or boilers. We typically enter into three to five year framework agreements with our customers that provide guidance on CWSF sales volumes and prices. We have framework agreements in place with approximately 90% of our customers. Based on our experience, the CWSF consumption volume of any given boiler does not change materially from year to year. Once established, the customer base for CWSF is very stable, as consumption patterns are highly predictable, and the cost to switch CWSF boilers to other fuels is prohibitively expensive. Our strong reputation in the CWSF industry in China, together with our established track record for consistently delivering high quality products in large quantities, has enabled us to expand our customer base over time. As of September 30, 2010, we were servicing a total of 43 customers in Shaanxi and Liaoning Provinces.

Company Strengths

Exclusive focus on CWSF, which has significant advantages over coal briquettes and other traditional fossil fuels

        CWSF has several advantages over coal briquettes and other traditional fossil fuels, including:

  •
  it is more energy efficient;

  •
  it creates significantly less pollution;

  •
  it is a cheaper source of energy;

  •
  it is cleaner to transport and store; and

  •
  it is safer to handle.

Compared to coal briquettes, CWSF has a higher burn-off rate (the percentage of combustible mass in a given unit of solid fuel mass) and thermal efficiency (the percentage of useful work in the output of total energy), which reduces carbon discharge and increases the utilization of the coal input. According to Frost & Sullivan, CWSF emits 80% less sulfur dioxide than coal briquettes and 49% less sulfur dioxide than oil. Depending on the geographic area, we believe CWSF may be approximately 50% cheaper than oil and approximately 30% cheaper than natural gas on a per-unit-of-energy basis. Compared to coal briquettes, CWSF is cleaner to transport and store, as it can be transmitted by tank trucks and through pipelines and can be stored for up to one year. CWSF is safer to handle than other traditional fossil fuels, as CWSF's relatively high burning point of over 800 degrees Celsius makes it more resistant to explosion.

The CWSF industry has strong government support and is growing rapidly

        In China's 2010 Report on Central and Local Budgets, the Chinese government states that it has budgeted approximately US$12 billion for energy conservation and pollution reduction and to promote the development of low-carbon technologies. Since China began pursuing the development of CWSF technology in the 1980's, demand for CWSF has increased, logistics costs have been reduced, and suppliers have implemented better quality controls to ensure a more consistent product. According to Frost & Sullivan, in 2008, China's annual CWSF demand was 15.9 million metric tons, and CWSF was being used in 700 industrial furnaces and in hundreds of industrial kilns as a replacement for oil, natural gas and coal briquettes. According to Zhongjing Zongheng Economy Research, there are approximately 600,000 traditional fossil fuel burning industrial boilers and kilns currently installed in China, with approximately 100,000 requiring replacement or major repairs each year. We believe there is significant opportunity for the CWSF industry to fill the void left by older coal briquette burning boilers that are being phased out by legislation and obsolescence. According to Frost & Sullivan, overall CWSF demand is expected to grow at a CAGR of 24.7% from 2008 to 2014. Furthermore, we believe that a significant opportunity exists for third-party CWSF producers, which are expected to increase their market share from 13% in 2008 to 24% in 2011.

Dominant market position with a proven product and technology that is in full scale commercial production

        Having commenced operations in 2006, we have established a first mover advantage as one of the first commercial CWSF producers in China and, to our knowledge, the only pure-play publicly listed CWSF producer in the world. We obtained our first sales contracts for CWSF in early 2007, completed the installation of our first CWSF production line in June 2007, and commenced mass production and distribution of CWSF in July 2007. We believe that there are currently 40 to 50 active CWSF suppliers in China, however, most are much smaller than us, with third party sales volumes of less than 100,000 metric tons. We are the largest third-party CWSF producer in China as measured by third party sales volume for the first half of 2010, and we currently have in-place CWSF production capacity of 850,000 metric tons. Third party CWSF producers do not include entities that produce CWSF in-house for their own consumption or, parties that import CWSF for sale. We aim to increase our annual production capacity to 1,850,000 metric tons through the expansion of production capacity at existing facilities and the development of new facilities throughout China. For the year ended December 31, 2009, we had revenue and income from operations of approximately US$46 million and US$14 million, respectively.

Exclusive Agreements with Select Strategic Partners

        We have agreements in place with strategic partners who we believe are highly complementary to our CWSF production business. We have a sales agency agreement with Qingdao Haizhong Enterprise Co., Ltd. ("Haizhong Boiler"), a CWSF boiler manufacturer with an estimated 78% share of the Chinese CWSF boiler market (according to Beijing Zhongjing Zhongheng Information and Consulting Center, Haizhong Boiler's market share was determined on December 30, 2009 and was valid until October 31, 2010), whereby we act as the exclusive distributor for Haizhong Boiler's CWSF boilers in Shaanxi Province. Following the success of the sales agency agreement in Shaanxi Province, we entered into an exclusive nationwide strategic partnership agreement with Haizhong Boiler pursuant to which Haizhong Boiler focuses on selling CWSF boilers and in some markets operating heat supply plants, while we focus on supplying the requisite CWSF. We have an exclusive agreement with Shenyang Haizhong Heat Resource Co., Ltd, an unrelated third-party municipal heat supplier, to supply CWSF for residential and commercial heating in Shenyang. The current amount of CWSF required is approximately 300,000 metric tons and is estimated to increase to 850,000 metric tons by the end of 2012. We also have an agreement with Tongchuan City Investment and Development Co., Ltd. to develop a new heat supply company for the purpose of providing heating for the new district of Tongchuan. It is expected that 15 heat supply plants will need to be built and the requisite CWSF will be supplied by us. Suo'ang New Energy is expected to retain a 15% stake in the Tongchuan heat supply company.

Established relationships with customers and suppliers which provide visibility on long term cash flows

        Since obtaining our first sales contracts for CWSF in January 2007, we have expanded our customer base to a point where we were serving a total of 43 customers as of September 30, 2010. We have developed a strong reputation in the CWSF industry in China, which, together with our established track record for consistently delivering high quality products in large quantities, has enabled us to maintain and expand our customer base. As the only CWSF producer in Shaanxi Province, we are greatly insulated from the risk of customer attrition to competing suppliers in that area. Since commencing commercial operations in 2007, we have achieved a 100% customer retention rate. Our customers include residential developers, commercial customers, industrial customers, and government organizations that use CWSF primarily for industrial uses and residential/commercial heating applications as a substitute for oil, natural gas or coal briquettes. We have entered into long term framework agreements with approximately 90% of our customers, which set out guidance on quantities and prices for CWSF, typically with a term of three to five years. We have established strong relationships with our suppliers, and our ability to purchase large quantities of raw materials has allowed us to achieve favorable pricing and delivery terms.

Experienced management team with a proven track record

        We have a well seasoned and experienced senior management team with significant CWSF industry experience that we believe will enable us to execute on our expansion strategy. Our CEO, Mr. Baowen Ren, is a prominent figure in China's CWSF industry with over seven years' experience in CWSF research, development and sales. As a member of the China CWSF Research Center, the China Association of Environmental Protection Industry, and the China Association of Low-Carbon Economy, Mr. Ren is very familiar with China's clean energy policies, regulations, and directions, and the role that CWSF plays within China's clean coal technology plan. Since 2005, Mr. Ren has built the largest CWSF production base in northwest China. In 2008, Mr. Ren issued the paper "The Development of CWSF under the Movement of National Energy Conservation and Emission Reduction", which was adopted by the National CWSF Promotion Work Conference Paper Collection. Mr. Ren has received numerous accolades and acknowledgements for his achievements and success, including a designation as "Shaanxi Top 100 Entrepreneur". Mr. Peng Zhou, the chief operating officer of Shenyang Energy, brings strong operational expertise in CWSF industry. He is an expert in coal resources in west China, and has substantial knowledge of CWSF technologies and markets in China. He has managed operations in multiple industries for more than 10 years. His expertise and dedication to CWSF has significantly contributed to our strong growth. Our CFO, Ms. Wendy Fu brings more than twenty years of professional financial and accounting experience with public companies and accounting firms, including former roles as the CFO of China Shenghuo Pharmaceutical Holdings Inc. (AMEX: KUN), Vice President of Finance at Shengdatech, Inc. (Nasdaq: SDTH) and Assistant Finance Controller at Wal-Mart China.

Growth Strategy

        Our objective is to be the leading supplier of CWSF in China. Key elements of our growth strategy include:

Pursue organic growth in existing markets

        At the beginning of 2009, we had in-place CWSF production capacity of 350,000 metric tons, 100% of which was from our Tongchuan facility. In October 2009, we brought our 300,000 metric ton per annum Shenyang facility on-line, bringing aggregate annual in-place production capacity to 650,000 metric tons. Having added an additional 200,000 metric tons of capacity at our Tongchuan facility in January 2010, our run-rate production capacity increased to 850,000 metric tons per annum. For the year ended December 31, 2009, we sold approximately 456,000 metric tons of CWSF, representing substantially all of our production in that year. During the first nine months of 2010, we sold approximately 685,000 metric tons of CWSF. We believe that there is significant organic growth potential embedded within our current operations as we continue to bring new production capacity on-line in both of our existing markets. Our sales and marketing team consists of 12 in-house personnel which sell our CWSF to customers located mainly within a radius of 200 kilometers of our production facilities. We plan to further expand our customer base and market share by increasing our sales and service personnel.

Leverage strategic partnership with Haizhong Boiler

        In order to increase the adoption of CWSF technology, we have established collaborative market development programs with Haizhong Boiler, which is China's largest CWSF boiler and furnace equipment manufacturer, which we believe will give us the ability to effectively market our CWSF products to prospective customers. We have established a sales agency agreement with Haizhong Boiler, pursuant to which we act as the exclusive distributor for Haizhong Boiler's CWSF boilers in Xi'an and Tongchuan in Shaanxi Province, and receive a referral fee of approximately 20% of each boiler sold by us within the province. Following the success of the sales agency agreement in Shaanxi province, we entered into an exclusive nationwide strategic partnership agreement with Haizhong Boiler pursuant to which Haizhong Boiler focuses on selling CWSF boilers, and in some markets operating heat supply plants, while we focus on supplying the requisite CWSF.

Capitalize on strong government support for CWSF

        As China's economy continues to grow at a rapid pace, the demand for energy will continue to increase, placing further strain on China's energy infrastructure. Increasing urbanization rates and improved living standards are expected to increase the consumption of energy as the demand for residential heating continues to rise. Coal is the largest fuel source for heating and electric power generation in China, comprising approximately 67% of overall energy production. As China has low-cost, abundant and geographically distributed coal reserves and a mature coal-to-energy conversion infrastructure, it is expected that coal will continue to be one of the most important sources of energy for China in the foreseeable future and as a result, we believe that any solution to China's pollution problems must include clean coal technologies, such as CWSF. We believe that China's increased focus on the environment and its extensive coal reserves make CWSF an attractive alternative for cleaner energy production, which would drive demand for CWSF products over time. CWSF has been listed as a key scientific and technological project in each of China's Five-Year Plans since 1981, and in several other major sustainable development policy initiatives. Many provinces and cities across China have adopted specific and quantifiable targets, plans, policies and incentives to promote the usage of CWSF, including financial subsidies to CWSF consumers relating to boiler installations and incentives for attaining threshold levels of CWSF consumption. We have entered into an agreement with the Tongchuan municipal government to develop a network of 15 new residential heat supply plants over the next five to seven years that utilize our CWSF as a fuel source.

Grow through expansion and acquisitions in other regional markets

        We plan to increase our CWSF production capacity through the construction of new facilities and the acquisition of existing CWSF production facilities in new geographic regions. Our geographic expansion plans will initially focus on Nanning, Guangxi Province and Guangdong Province. In addition, we plan to expand the production capacity at our current location in Shenyang, Liaoning Province. We expect that such growth initiatives will increase our aggregate annual CWSF production capacity to 1,850,000 metric tons.

Coal-Water Slurry Fuel

        CWSF is a fuel that consists of fine coal particles suspended in water, mixed with chemical additives. By mass, CWSF is typically comprised of 70% fine dispersed coal particles, 29% water and 1% chemical additives. The presence of water in CWSF reduces harmful emissions into the atmosphere during the combustion process, as CWSF's water content can be turned into water vapor, which decreases the temperature within the boiler, thereby inhibiting the production of oxynitride. CWSF is burned in a liquid state within a boiler which is specifically designed for the combustion of

CWSF. When burned, CWSF is pumped from a storage chamber into a duct which carries the fuel to an atomizer. The atomizer injects a fine spray into the combustion chamber in a manner similar to that used in oil boilers. This method of injection increases the burn-off rate and thermal efficiency of CWSF, making it much more efficient than traditional coal briquettes.

        Coal particles in CWSF typically have a size of less than 200 to 300 microns and can be used in several different applications. Smaller-particle CWSF is more versatile in a broader range of potential applications, however, smaller CWSF is more difficult to manufacture. CWSF particles as small as 20 microns have been demonstrated to be viable substitutes for oil and natural gas in power plants. In the largest particle form, CWSF is a viable substitute for oils used to produce steam in boilers. At 80 microns or less, CWSF can be used as a co-fuel or substitute fuel in diesel engines. Currently, we are capable of producing CWSF with a particle size that is as fine as 20 to 30 microns. Although smaller particle CWSF has a broader range of applications, there is currently no significant price difference compared to larger particle CWSF.

        CWSF can be stored for up to a year. By converting the coal into a liquid form, the delivery and dispensation of the fuel can be simplified. It is stored in tanks and can be transported by tank trucks and pipes similar to oil or natural gas, which is an advantage over coal briquettes. Furthermore, CWSF's water content increases its burning point which makes it safer to store and cleaner to transport than coal briquettes.

Benefits of CWSF

        As CWSF's primary raw material is coal, it is a very competitive alternative to oil and natural gas on a per unit of energy basis, primarily because of the relatively low cost of coal in China. Depending on the geographic area, CWSF may be approximately 50% cheaper than oil and approximately 30% cheaper than natural gas on a per unit of energy basis. According to Frost & Sullivan, in 2009, the cost for oil in China was RMB 426 per billion calories and the price of natural gas was RMB 312 per billion calories, whereas the cost of CWSF was RMB 211 per billion calories. Due to China's ongoing support for research and development of CWSF and its abundant coal resources, CWSF is expected to maintain a price advantage over oil and natural gas.

        Compared to coal briquettes, CWSF is significantly less harmful to the environment. CWSF has a higher burn-off rate and thermal efficiency than coal briquettes, thereby increasing the utilization of the input coal, which reduces sulfur dioxide, nitrogen oxide and soot. Sulfur dioxide is predominately captured by CWSF boilers and furnaces during the combustion process. Based on data from Frost & Sullivan, the use of CWSF reduces sulfur dioxide emissions by over 80% compared to burning coal briquettes and 49% compared to burning oil while generating the same amount of energy. As China's environmental regulations become more stringent, CWSF is expected to gradually replace coal briquettes in many industrial applications. The following charts illustrate the differences between coal briquettes, oil, natural gas and CWSF on an efficiency and emissions basis.

Fuel Performance Comparison

		Coal Briquette	Oil	Natural Gas	CWSF
Operating assumptions
Energy per unit (kcal/t)		6.5 M	10.0 M	9,000/m [3]	4.5 M
Burn-off rate		65%	99%	99%	98%
Thermal efficiency		65%	90%	90%	86%
Energy generated (kcal/t)		2,746,250	8,910,000	8,019 per m [3]	3,792,600
Economics
Market price of fuel (RMB/t)		680	3,800	2.5 (RMB/m3)	800
End user cost (RMB/Bcal)		248	426	312	211
Emissions
SO2	Emissions (kg)	20.00	26.00	0.00	5.60
	Emission Index*	7.28	2.92	0.00	1.48
NOx	Emissions (kg)	7.64	2.31	0.27	n/a
	Emission Index*	2.78	0.26	0.03	n/a
Soot	Emissions (kg)	68.53	—	—	48.00
	Emission Index*	24.95	—	—	12.66

*
"Emission Index" is "Emissions" / "Energy generated". Source Frost & Sullivan

        CWSF is burned in boilers that are specially designed for its combustion. Although it is possible to retrofit oil burning boilers to be CWSF compliant, most adopters of CWSF elect to install new CWSF boilers due to their superior operating efficiency and lower on-going maintenance costs relative to retrofitted boilers. Based on previous experience, management believes that the cost to purchase and install a new CWSF boiler ranges from approximately $150,000 to $750,000, depending on output capacity, which is approximately 15% to 20% higher than the capital costs for purchasing and installing traditional coal briquette boilers. It is typically not economical to retrofit coal briquette or natural gas burning boilers.

Industry Overview

Energy and Coal

        China's economic growth over the past four decades has led to a rapid increase in energy demand. According to Frost & Sullivan, China accounted for 17.7% of global energy consumption in 2008, and is expected to overtake the United States as the world's largest energy consumer in 2011.

Energy Consumption by Region (Global), 2008

Source: Frost & Sullivan, BP Statistical Review of World Energy (June 2009)

(1)
Other Americas include Canada, Mexico, Argentina, Brazil, Chile, Colombia, Peru, Venezuela, and so on.

(2)
Other Asia Pacific include Australia, Bangladesh, China Hong Kong, China Taiwan, India, Indonesia, Japan, Malaysia, New Zealand, and so on.

        Globally, coal accounted for approximately 29% of total energy consumption in 2008. China is the largest producer and consumer of coal in the world, as it uses coal extensively not only for power generation, but also for industrial applications and residential heating. According to the BP Statistical Review of World Energy, China has become the world's largest emitter of carbon dioxide. Coal is the most widely used energy source in China for heating and electric power generation due to its abundance, broad geographic distribution, mature power conversion infrastructure, and low and stable delivery cost. In 2010, coal is expected to account for approximately 67% of overall energy consumption in China.

Energy Structure Forecasts (China), 1980 – 2010E

Source: Natural Bureau of Statistics of China, Frost & Sullivan

        China has abundant deposits of coal. With proven coal reserves estimated at 114.5 billion metric tons, coal comprises 94.0% of China's proven fossil fuel reserves, while oil and natural gas represent only 5.4% and 0.6%, respectively. Assuming China's fossil fuel reserves continue to be extracted at current rates, China's coal reserves are likely to last another 90 years, whereas oil is expected to be depleted in only 21 years and natural gas in 39 years.

China's Proven Fossil Fuel Reserves, 2008

Source: Frost & Sullivan

Map of China's Coal Resources

Source: Barlow and Jonker (2001)

        China's existing energy infrastructure is a major source of the country's pollution and may hinder the country's future economic growth as the increased reliance on coal continues to negatively impact the environment and public health. Pollutants created from the production, transportation and combustion of coal include sulphur dioxide, nitrogen oxide, soot, dust and ash. The World Bank estimates that around 400,000 people in China die each year from pollution-related illnesses. Sulfur dioxide has resulted in acid rain falling on more than 30% of China's total land, ruining croplands, threatening food chains and water systems, and leading to other negative environmental impacts.

Climate change has already produced visible adverse effects on China's air quality, agriculture, livestock, forests, fresh water resources and coastal regions.

Total Sulfur Dioxide Emissions by Country (1980 – 2000)

Source: Frost & Sullivan

Alternative Energy and Clean Coal Technologies

        Although alternative energies such as hydro, solar and wind power have begun to gain traction as increasingly important components of China's energy infrastructure, they are not expected to replace coal as China's core source of energy. Compared to coal, alternative energy sources generally have longer lead times, higher capital costs, and lower returns on investment relative to coal. Coal is expected to remain an attractive and important component of China's energy infrastructure due to its relative abundance, broad geographic distribution, mature power conversion infrastructure and low and stable delivery cost.

Comparative Assessment of Different Power Sources

Source: Frost & Sullivan

        Developing and utilizing clean coal technology in order to overcome the lower energy efficiency and higher pollution properties of coal briquettes is essential to China's social and economic development. China has stressed the importance of the development of clean coal technology and established the Clean Coal Technology Plan ("CCTP") in 1997, with the objective of improving coal consumption efficiency and reducing environmental pollution. China's CCTP includes four major areas: (i) coal processing (which includes CWSF), (ii) high-efficiency clean combustion of coal, (iii) coal transformation, and (iv) pollution emission control and the disposal of waste materials. China has budgeted approximately US$12 billion in 2010 for energy conservation and pollution reduction. The following table outlines the framework of China's CCTP, which includes 14 major technologies, including CWSF:

Coal Processing	High Efficiency Clean Combustion and Power Generation	Coal Transformation	Pollution Emission Control and Waste Disposal
• Coal Preparation • Briquettes • Coal Blending • Coal Water Slurry Fuel	• Advanced Burners • Fluid Bed Combustion (FBC) • Integrated Gasification Combined Cycle (IGCC)	• Coal Gasification • Coal Liquefaction • Fuel Cells

•       Flue Gas Cleaning (Desulfuration and Denitration)

•       Development and Utilization of Coal-Bed Methane

•       Comprehensive Utilization of Coal Gangue, Fly Ash and Coal Slurry

•       Industrial Boilers and Furnace

Source: Frost & Sullivan

CWSF Market Development

        CWSF originated in the Soviet Union in the 1950's, where experiments were conducted to develop new ways of utilizing coal sludges for power generation. The United States conducted further research into CWSF during the 1973 oil crisis, as it searched for alternatives to crude oil. China started pursuing the development of CWSF technology in the 1980s after CWSF had successfully been developed by the Bayi Coal Mine. After developing local CWSF production capabilities, China's central government set out to promote the increased use of CWSF, where it was used on a trial basis in key national projects and plants and was listed in several key national policy initiatives, including the "Current Catalogue of Key Industries, Products, and Technologies to be Encouraged" from 1991 to 1995. China's "9th Five Year Plan (1996 – 2000)" set out a research scope for CWSF and a demonstrative 220 t/h CWSF furnace was built to replace oil burning boilers in power plants. CWSF's prominence was enhanced in China's "10th Five Year Plan (2001 – 2005)", where the central government released a stand-alone report entitled "2010 Outline for Development of CWSF in China." Following the successful promotion of CWSF, the government has now moved on to encourage its wider application, and has been working with provincial and municipal governments to create local policies and incentives to encourage the use of CWSF. By 2008, China was leading the world in the technological development, production and consumption of CWSF. China's commitment to CWSF has allowed it to overcome issues such as cost (transportation and specialty CWSF furnaces), product quality and a customer base that initially inhibited commercial production.

Furthermore, demand has increased as a result of government subsidies that are being provided to encourage the installation of CWSF boilers and the usage of CWSF as a fuel, and suppliers have implemented better quality controls to ensure a more consistent product.

        According to Frost & Sullivan, approximately 13% of CWSF demand was fulfilled by domestic third-party producers in 2008, which is expected to grow to approximately 24% by 2011. Third-party sales are provided by dedicated producers that supply energy producers with CWSF. Given that the in-house market is not externally focused, we expect that increased demand for CWSF will be met through thirty-party sales by dedicated producers such as us. The following charts indicate the breakdown of CWSF by source of supply in 2008 and 2011 respectively. In-house production consists primarily of state-owned coal manufacturers and/or electricity generators that produce CWSF for their own use.

CWSF Market: Breakdown by Source of Supply (China), 2008	CWSF Market: Breakdown by Source of Supply (China), 2011E

Source: Frost & Sullivan

        The market demand for CWSF in China in 2008 was 15.9 million metric tons. CWSF is used in 700 industrial furnaces and in hundreds of industrial kilns as a replacement for oil, natural gas and coal briquettes. According to Beijing Zhongjing Zongheng Information and Consulting Center, there are approximately 600,000 traditional fossil fuel burning industrial boilers and kilns currently installed in China, with approximately 100,000 requiring replacement or major repairs each year. According to Frost & Sullivan, overall CWSF demand is expected to grow at a CAGR of 24.7% from 2008 to 2014.

CWSF Market: Total Demand Breakdown (China), 2006 – 2014E

Source: Frost & Sullivan

Government Support for CWSF

        Government policy mandates for the use of clean coal, and financial subsidies from central, provincial and municipal governments are expected to continue to drive demand for CWSF in the residential heating market, as well as for industrial applications in the metallurgy, ceramics and chemical industries. CWSF is an evolving technology, and future developments are expected to broaden the applications of CWSF, further expanding the size of the market. CWSF has been listed as a key scientific and technological project in each of China's Five-Year Plans since 1981, and in several other major sustainable development policy initiatives. Many provinces and cities across China have adopted specific and quantifiable targets, policies and regulations to promote the usage of CWSF, including financial subsidies to CWSF consumers relating to boiler installations and incentives for attaining threshold levels of CWSF consumption.

Local Chinese Government CWSF Policies and Incentives

Region	Policies and Plans		Incentives
Tongchuan, Shaanxi	•	Environmental-protection departments are required to strengthen comprehensive CWSF policies to save energy, reduce emissions and	•	2008 – 2012: Government allocated RMB 3.0 million each year as a subsidy for promoting CWSF boilers
		promote the application of CWSF and other new clean energies	•	Newly-built CWSF boilers: 10.0% of the total investment
			•	Upgrading coal boilers to
	•	Convert all coal heating boilers to CWSF boilers or other clean energy sources by 2012		CWSF boilers: subsidizing 20.0% of the total investment
			•	Upgrading oil boilers to CWSF
	•	Starting in 2008, all new		boilers: RMB 100,000 subsidy
		heating facilities must use CWSF or other clean energy sources	•	Centralized heat supply using CWSF: RMB 300,000 to RMB 500,000 subsidy
	•	Develop 20 central heating stations using CWSF		depending on scale

Region	Policies and Plans		Incentives
Shenyang, Liaoning	•	Planned to build 56 CWSF	•	Favorable loan terms
		boilers from 2000 – 2003	•	Selected tax exemptions

Nanning, Guangxi	•	CWSF production of 1.5 million metric tons by 2010	•	2007 – 2010: Government allocated RMB 3.0 million each year as a subsidy for promoting
	•	Convert all coal-burning boilers		CWSF boilers
		under 35mt/h to CWSF boilers or other clean energies by 2012	•	Newly-built CWSF boilers: Subsidy of up to RMB 200,000

			•	Centralized heat supply using CWSF: RMB 150,000 to RMB 500,000 subsidy depending on scale
Dongguan, Guangdong	•	50 boiler users selected to use CWSF	•	Qualified users: one-time subsidy of 20% of the cost of equipment for upgrade, capped at RMB 1.0 million

Source: Frost & Sullivan

Regional Market Size

        We presently have CWSF production operations in the provinces of Shaanxi (at our Tongchuan facility) and Liaoning (at our Shenyang facility) and are planning to expand into the provinces of Guangxi and Guangdong. We believe the regional market size of our current and target markets to be as follows:

Province	Potential Addressable Market Size	Sino Clean Energy's In-place Capacity	# of Suppliers
	(metric tons/annum)	(metric tons/annum)	(including Sino Clean Energy)
Shaanxi	5,000,000	550,000	1
Liaoning	6,000,000	300,000	3
Guangxi	9,000,000	0	3
Guangdong	61,000,000	0	7

Source: Beijing Zhongjing Zongheng Information and Consulting Center

Competition

        We are the largest third-party CWSF producer in China, as measured by CWSF sales volume for the first half of 2010. The CWSF industry is still at an early stage in China and we have thus far experienced limited competition from domestic CWSF producers. We believe that there are currently no foreign competitors with a material presence in the CWSF industry in China. Currently there are approximately 40 to 50 active CWSF suppliers in China, although most have commercialized sales volumes of less than 100,000 metric tons. Competition is mainly based on establishing a large and stable local customer base in order to gain increased market share. CWSF producers in China compete on a localized level and often lack the capability to expand to a more regional or national scale. Establishing production capacity on a regional basis, typically within 200 kilometers of large customers, is of critical importance in the CWSF industry, as deliveries beyond this radius typically become uneconomical. The table below depicts the top five CWSF suppliers in China, as measured by third-party sales volume (i.e. excluding in-house production and consumption).

Rank	Supplier	Primary Geography	Domestic Third Party Sales Volume Q1 to Q2, 2010 (Thousand MT)	Market Share
1	Sino Clean Energy	Xian, Shaanxi	440	15.9%
2	Dongguan Power Fuel	Dongguan, Guangdong	383	13.8%
3	Shandong Bayi	Zoazhuang, Shandong	220	7.9%
4	Datong Huihai	Datong, Shanxi	125	4.5%
5	Gansu Lvtianyuan	Lanzhou, Gansu	110	4.0%
	Others		1,491	53.9%

	Total		2,769	100.0%

Source: Frost & Sullivan

Our Business Model

        Based upon total third party sales revenue in China, we are a leading CWSF producer in China with current annual production capacity of 850,000 metric tons. We are aiming to increase our annual production capacity to approximately 1,850,000 metric tons through the expansion of our existing production facilities in Shenyang and the planned expansion into the provinces of Guangxi and Guangdong. We believe we were among the first companies in China to produce CWSF on a commercial scale, and our first-mover advantage, combined with our reputation for high quality products has allowed us to establish strong customer and supplier relationships. We believe we are well positioned to leverage our increasing scale in order to expand our customer base to meet China's growing demand for CWSF.

        We launched our first CWSF plant in the city of Tongchuan, north of Xi'an, the provincial capital of Shaanxi Province in 2007. The Tongchuan plant presently has an annual production capacity of 550,000 metric tons and supplies our customers in Shaanxi Province. In October 2009, we commenced operations at our new CWSF production plant located in Shenyang, the capital of Liaoning Province in northeastern China. The Shenyang plant has an annual output capacity of 300,000 metric tons, increasing our total annual CWSF production capacity to 850,000 metric tons.

        Our strong growth has been evidenced by our financial performance. Our revenue increased from $2.8 million in 2007 to $14.3 million in 2008 to $46.0 million in 2009, as a result of our success in expanding our production capacity and increasing our market penetration. During the same period, our income from operations increased from $0.4 million to $4.4 million to $14.2 million, respectively. We intend to grow our business by expanding production capacity at new and existing locations throughout China.

Raw Materials

        CWSF is made from coal, water, and chemical additives. Input coal must have a grade of at least 4,500 kc/kg in order to qualify for the production of CWSF. Water does not need to be pre-processed prior to mixing with coal and depending on the source and its content, industrial waste water may be used directly in the production of CWSF. Chemical additives are used in absolving and stabilizing different qualities and sizes of coal with the water. By weight, CWSF is typically comprised of approximately 70% washed coal, 29% water and less than 1% chemical additives.

Sino Clean Energy – Cost of Good Sold Breakdown
for the year ended December 31, 2009

Input	% of COGS
Washed coal	80.29%
Chemical additives	7.06%
Electricity	5.63%
Depreciation	5.47%
Wages	1.05%
Water	0.26%
Employee benefits	0.15%
Miscellaneous	0.09%

Total	100.00%

        Coal is the primary raw material used to produce CWSF and accounted for approximately 80% of our cost of goods sold during the year ended December 31, 2009. We source coal from nearby coal mines for each of our production facilities. Coal is widely available in China and we maintain long-term relationships with our key suppliers, although alternative suppliers are available if necessary. Our suppliers provide us with washed coal at prevailing market prices, with volumes renegotiated each year. We determine raw material prices based on arm's-length negotiations with our suppliers shortly prior to delivery, with reference to market prices. Our reputation as a dependable counterparty enables us to obtain a stable and low-cost supply of raw material coal for our production facilities. Our long-standing supplier relationships provide us with a competitive advantage in China, and we intend to broaden these relationships to parallel our efforts to increase the scale of our production facilities, thereby maintaining a diverse supplier network while leveraging our purchasing power to obtain favorable pricing and delivery terms. Water and chemical additives are readily available and do not require supply contracts.

        For 2008 and 2009, our single largest supplier, Tongchuan Zhaojin Xinyuan Coal Mine, accounted for 85%, and 87% of our total cost of goods sold, respectively. We typically pay for our coal supplies in advance, with a level of deposit that can range up to two months, as this helps to ensure that our coal requirements will be fulfilled.

        The price of CWSF varies with the price of coal, and we typically have been able to increase our CWSF prices in response to increased coal prices. Our ability to adjust our selling prices has enabled us to maintain very stable gross margins, typically in the range of 30% to 40%.

Sino Clean Energy Historical Gross Margin

Source: Company reports

        The demand for CWSF for residential heating tends to be seasonal in nature, with peak demand occurring between the months of October through March, as these are the peak heating periods in the markets which we currently serve. Demand for CWSF during peak periods is approximately 30% to 40% higher than during low periods. Demand for CWSF for industrial applications tends to be fairly stable throughout the year, as industrial applications are typically unrelated to heating. The price of CWSF tends to follow the price of coal, which does not necessarily follow seasonal fluctuations.

Processing

        We use two methods to produce our CWSF: (i) the High Concentration Preparation with Mixed Grinding ("HCPMG," or grinding process) as illustrated below, and (ii) the Supersonic Fluid Dynamics Atomizer process ("SFDA," or atomizer process). HCPMG is the conventional CWSF production process and is comprised of four major steps: coal pulverization, water mixing, quality control and delivery. The SFDA process differs from the HCPMG process in that it uses a series of ultrasonic chambers to break coal briquettes down into smaller particle form, where it is then mixed with water to create CWSF, while the HCPMG process uses a mechanical pulverization process to mix coal briquettes and water in order to create a finely ground CWSF mixture. The SFDA process requires less electricity and is able to produce finer particle CWSF. The HCPMG production lines can produce coal particles as fine as 50 to 80 microns, while the SFDA production lines can rapidly break coal into particles as fine as 20 to 30 microns. Depending on the capacity and the type of production process, the cost to purchase and install a CWSF production line typically ranges from approximately US$10 to US$30 per metric ton, with higher capacity and more technologically advanced production lines being closer to the high end of this range. In order to reduce production costs, our plants are run primarily at nighttime when electricity costs have been approximately 1/3 of daytime rates.

High Concentration Preparation with Mixed Grinding process

Source: Frost & Sullivan

Inventory

        Although coal is not subject to spoilage, we typically limit storage of coal in inventory to a maximum of two months. On average, we maintain a minimum coal reserve of approximately 5,000 metric tons in Tonghcuan and 3,000 metric tons in Shenyang. Shipments of approximately 3,600 metric tons and approximately 2,000 metric tons are typically delivered every 3 days to the Tongchuan and Shenyang locations, respectively. Production of CWSF is scheduled based substantially on customer orders, which allows us to minimize working capital requirements and to ensure that substantially no inventory is wasted or unusable. CWSF can be stored for up to one year (versus the national standard of one month), but we typically only hold the finished product in inventory for a maximum of two to three days. We currently have capacity to hold up to three days of finished product inventory on-site at each location. Storage and transportation of CWSF is very safe, as the presence of water in CWSF reduces its risk of explosion. As CWSF must be stored above freezing temperature, we use storage tanks that are specially designed to handle fluctuations in external temperatures. To date, we have shipped CWSF inventory using bulk liquid tanker trucks, however, transportation by train has been utilized by other CWSF producers in China. Transportation of CWSF by pipeline is currently under investigation by China's CWSF Research Center. Currently, third-party logistics providers transport approximately 70% of our finished products, with the balance shipped by our own fleet of trucks.

Quality Control

        We apply rigorous quality control standards and safety procedures at each of our production facilities. Our manufacturing process is controlled and monitored by a centralized computer control system, which measures and dispenses the precise amount of water and chemical additives required for each production cycle to ensure that each batch of CWSF is consistent with all other batches that we produce. Our quality control technicians regularly test our CWSF production and measure it for condensate, viscosity, evaporation rate, energy content, particle size, sulfur content and ash content.

        Although there is no mandatory national standard in China for CWSF quality, the General Administration of Quality Supervision, Inspection and Quarantine of China and the committee of the Standardization Administration of China implemented recommended standards for CWSF in 2002. Our own CWSF production standard exceeds the recommended national standard. We are in the process of obtaining ISO9001:2000 international quality management standard certification for our Tongchuan plant. We plan to obtain a similar certification for our Shenyang facility in the future.

Facilities

        We have several production lines at each of our facilities, which are shown in the table below. To minimize technology risk, we have relied primarily on conventional HCPMG technology for CWSF production. In February 2009, we added a production line at our Tongchuan facility that employs SFDA technology, which consumes 10% less electricity than the conventional grinder method, and is able to produce smaller particle CWSF.

Sino Clean Energy Production Capacity

Production line	Method	Location	Start date	Capacity (metric tons/yr)
In Place
Line 1	Grinder	Tongchuan	Jul-07	100,000
Line 2	Atomizer	Tongchuan	Feb-09	250,000
Line 3	Grinder	Shenyang	Oct-09	150,000
Line 4	Grinder	Shenyang	Oct-09	150,000
Line 5	Grinder	Tongchuan	Jan-10	200,000

Sub total				850,000

Planned development
Line 6	Grinder	Guangdong	Dec-10	300,000
Line 7	Grinder	Nanning		500,000
Line 8	Grinder	Shenyang		200,000

Sub total				1,000,000

Grand total				1,850,000

        We intend to expand our CWSF production capacity by up to an additional 1,000,000 metric tons by expanding the production capacity at our existing locations and by establishing facilities in new geographic regions. We intend to increase capacity at our Shenyang facility by 200,000 metric tons and we intend to establish CWSF production facilities in the provinces of Guangxi and Guangdong, beginning with 500,000 metric tons in the city of Nanning, Guangxi and 300,000 metric tons in Guangdong.

        In August 2010, through our subsidiary, Suoke Clean Energy, we entered into an agreement to purchase a land use right for approximately 5 acres of land and a production factory in Dongguan, Guandong Province. In addition, in September 2010, we entered into an agreement to purchase two production lines to be operated within the new Guangdong facility. The factory is currently undergoing refurbishment and the production lines are being completed and serviced. We anticipate that all of the work will be done by December 2010. We are in the process of taking the necessary steps to obtain a land use right certificate, which is required for us to obtain the rights to use the land and the title to the buildings. The new facility is expected to have an annual production capacity of 300,000 metric tons and is expected to expand our total annual production capacity to 1,150,000 metric tons by the end of 2010.

        The additional 1,000,000 metric tons of capacity is expected to require capital expenditures of approximately $34.5 million, which include $16.5 million for land and the construction of production facilities, and $18 million for new production equipments. The land and facilities to be constructed are intended to allow for capacity expansion in the future. In addition, our planned expansion is expected to require additional net working capital of approximately $15 million in order to run the production lines at full capacity. We intend to complete the new production lines, and reach total capacity of 1,850,000 metric tons in the first half of 2011. As of September 30, 2010, we have made initial deposits of $555,000 for the new Guangdong facility and in the amount of $1,612,000 for the purchase of two production lines.

        We occupy both owned and leased properties for our operations. We own the land use right to a total of 43,956 square meters of land for our existing site in Tongchuan for a period of 50 years, expiring on December 8, 2057. The buildings and facilities at our Tongchuan location constructed by us are used for the purposes of production, research and development and employee housing. At our Shenyang facility, we have entered into a 10-year lease agreement for the land use right to a total of 7,400 square meters of land, which expires on August 1, 2019. Our principal executive and administrative offices are located in Xi'an, China in approximately 233 square meters of purchased office space.

Customers

        Currently all of our customers are based in China and use our CWSF for either industrial purposes or for heating in residential and commercial buildings. As industrial users use the steam generated by CWSF boilers for power and heat in manufacturing processes, there is little seasonality in their consumption of CWSF. Currently, our industrial customers encompass a diverse range of industries such as wineries, paperboard manufacturing, food processing, and ceramic manufacturing. Residential and commercial heating customers experience peak heating demand for approximately 150 days between October and March, and their consumption of CWSF fluctuates accordingly. The following table sets forth the percentage of our revenues by our two principal groups of CWSF customers for the periods indicated:

Sino Clean Energy Customer Breakdown (2007 – 2009)

        As of September 30, 2010, we had 43 customers, 38 of which were located within Shaanxi Province (which are being serviced by the Tongchuan facility), and five of which were located in Liaoning Province (which are being serviced by the Shenyang facility). In order minimize logistics costs, we typically sell our CWSF to customers within a 200 kilometer radius of our production facilities. We sell and distribute CWSF directly to our customers. In 2009, our ten largest customers represented 62.0% of total volume sold, while the single largest customer represented 11.5% of total volume sold. During 2009, our ten largest customers by tonnage sold were as follows:

2009 Top Ten Customers

Customer	Type	Sales Volume (metric tons)%
Shenyang Haizhong Heating	Residential Heating	52,242	11.5%
Shaanxi Dade Property	Residential Heating	28,649	6.3%
Shaanxi Tongchuan Yitong	Industrial Products	27,947	6.1%
Shaanxi Urban Development	Integrated Industrial	26,531	5.8%
Lihua Winery	Industrial Products	25,573	5.6%
Xi'an Institute of Architecture	Integrated Industrial	25,505	5.6%
Shaanxi Baidu Industries	Industrial Products	24,916	5.5%
Shaanxi Huayuan Paper	Industrial Products	24,587	5.4%
Qinling Cement Property	Residential Heating	23,680	5.2%
Tongchuan Minerals Board	Integrated Industrial	23,085	5.1%

Subtotal		282,715	62.0%
Other		173,482	38.0%

Total		456,197	100.0%

        We are the dominant CWSF producer in both of our present markets: Shannxi province and Liaoning province. We believe that we are able to differentiate ourselves from our competitors by building a track record and reputation for high quality products and service, by securing long-term customer contracts in each of the target markets, and by selectively expanding into new regional markets. We believe that our CWSF products' high quality gives us a competitive advantage in attracting new customers and retaining existing customers. The emerging growth of the CWSF industry in China, and the market opportunity require that CWSF suppliers have certain skills to work across the value chain. We believe that our management's vision and expertise enables us to forge the necessary partnerships with CWSF industry participants, including boiler vendors, local governments, coal suppliers, and CWSF consumers, allowing us to replicate our model in other geographic regions in order to expand more rapidly than our competitors.

Customer & Supply Contracts

Sales

        Our sales contracts outline total sales volume, price, product specifications, delivery schedule, and method of delivery. We have entered into three to five year framework agreements with the majority of our customers whereby we provide CWSF at prevailing market prices, and volumes are renegotiated each year. We have framework agreements in place with approximately 90% of our customers. Typically, the CWSF consumption volume of any given boiler does not fluctuate significantly from year to year. Once established, the customer base for CWSF is very stable, as the consumption patterns are highly predictable and the costs to switch CWSF boilers to other fuels are prohibitively expensive. Current CWSF prices for sales contracts with customers in Tongchuan range from RMB 770 to RMB 810 per metric ton and CWSF prices for sales contracts with customers in Shenyang are RMB 960 per metric ton. CWSF transportation costs and the associated risks are covered by us at both the Tongchuan facility and the Shenyang facility. The prices paid by customers at the Shenyang facility are higher mostly because the coal materials cost is higher in Shenyang, as our customers are relatively farther away from the production facility. If the market price of CWSF differs by more than 10% of the original price quoted in the contract, either above or below, the sales price is re-negotiated. Pursuant to the annual sales agreements, customers generally pay for CWSF on a monthly basis, with payment collected in cash upon delivery. We occasionally provide our customers with extended credit terms of up to three months, for example to certain government residential heating agencies. We set payment methods depending on our business relationship, customers' credit records and prevailing market conditions.

Coal supply

        We have entered into coal supply contracts with coal mines/coal washing facilities that are near our CWSF production facilities. We have agreements with three such suppliers in Tongchuan and another two in Shenyang. The supply contracts define supply volume, pricing, term, product specifications, and delivery schedule. We set the maximum amount of supply volume, which is guaranteed by the coal supplier. In Tongchuan, we have historically drawn most of our coal supplies from a single supplier and a small portion from another supplier. We are provided coal at prevailing market prices, and volumes are renegotiated each year. However, if the market price of coal exceeds the price initially quoted in the supply contract by 20%, then a new contract can be negotiated. Suppliers must deliver the coal to us within two months after we notify the supplier of our need for coal.

Qingdao Haizhong Enterprise Co., Ltd. ("Haizhong Boiler")

        Through our subsidiary, Suo'ang New Energy, we act as the exclusive sales agent for Haizhong Boiler, which is an unrelated third-party manufacturer of CWSF boilers in China. Haizhong Boiler started producing boilers in 1999, and is one of the largest boiler manufacturers in China, with an estimated 78% market share in the Chinese CWSF boiler market (according to Beijing Zhongjing Zhongheng Information and Consulting Center, Haizhong Boiler's market share was determined on December 30, 2009 and was valid until October 31, 2010). We entered into a sales agency agreement with Haizhong Boiler in February 2008 whereby we act as the exclusive distributor for Haizhong Boiler's CWSF boilers in Xi'an and Tongchuan in Shaanxi Province. Following the success of the sales agency agreement in Shaanxi Province we entered into a nationwide strategic partnership agreement with Haizhong Boiler in July 2009, pursuant to which Haizhong Boiler focuses on selling CWSF boilers, and in some markets operating heat supply plants, while we are the exclusive supplier of the requisite CWSF. To date, we have sold 51 boilers for Haizhong Boiler, all of which were sold to users that ultimately purchased CWSF from us.

Shenyang Haizhong Heat Resource Co., Ltd. ("Haizhong Heat")

        We have entered into an agreement with Haizhong Heat, which is an unrelated third-party municipal heat supplier in Shenyang. Haizhong Heat was founded in 2007 when it was partially spun-out of Haizhong Boiler, which retains a majority equity interest in Haizhong Heat. Haizhong Heat has signed an exclusive agreement with the Shenyang municipal government to provide heat to local businesses, residential buildings and hospitals within an area of 1,200 hectares. We are the exclusive CWSF supplier to Haizhong Heat. The current area serviced by Haizhong Heat is 4 million square meters, which requires approximately 300,000 metric tons of CWSF on an annual basis. Haizhong Heat has stated its intention that the service area will be increased to 10 million square meters, requiring approximately 850,000 metric tons of CWSF annually by the end of 2012.

Nanning facility

        In November 2009, through our subsidiary, Suoke Clean Energy, we entered into a memorandum of understanding with the local government of Nanning, Guangxi Province, pursuant to which we plan to establish a 500,000 metric ton per annum CWSF production facility in the city of Nanning. We expect to commence construction on the facility in early 2011, with a view to commencing commercial production in the first half of 2011. The Nanning government is aggressively promoting the usage of CWSF as an alternative fuel, and has publicly indicated its intention to establish local CWSF production capacity of 3 million metric tons. Presently, there are only two local CWSF producers in Nanning, each with a capacity of approximately 100,000 metric tons. We have entered into an agreement with Guangxi New Heat Energy Company ("GNHEC") pursuant to which we act as the exclusive CWSF provider in the Jin Kai Industrial Park of Nanning Economic and Technological Development Area. We and GNHEC are in discussions with over 20 potential customers.

Guangdong facility

        In August 2010, through our subsidiary, Suoke Clean Energy, we entered into an agreement to purchase a land use right for approximately 5 acres of land and a production factory in Dongguan, Guandong Province for a total purchase price of $5,550,000. In addition, in September 2010, we entered into an agreement to purchase two production lines to be operated within the new Guangdong facility for a total purchase price of $5,372,000. The factory is currently undergoing refurbishment and the production lines are being completed and serviced. We anticipate that all of the work will be done by December 2010. We are in the process of taking the necessary steps to obtain a land use right certificate, which is required for us to obtain the rights to use the land and the title to the buildings. The new facility is expected to have an annual production capacity of 300,000 metric tons and is expected to expand our total annual production capacity to 1,150,000 metric tons by the end of 2010. We are targeting large CWSF customers in Guangdong, as the province is one of the most economically developed in China, and has the largest consumer capacity for CWSF in China, according to Beijing Zhongjing Zongheng Information and Consulting Center.

Tongchuan government

        We have entered into an agreement with Tongchuan City Investment and Development Co., Ltd. ("TCID") to develop and provide CWSF to a new heat supply company for the purpose of providing heating for the new district in Tongchuan. TCID expects that 15 new heat supply plants will need to be built to supply an area of approximately 16.4 million square meters. The first three plants are expected to be built and operational by the end of 2010, with the remaining plants expected to be completed over the following five to seven years. The newly formed heat supply company will require an investment of $12.5 million by TCID, for which it will receive an 85% stake in the new company, and $2.2 million by Suo'ang New Energy, for which it will receive a 15% stake in the new company.

Sales, Marketing and Customer Development

        As the CWSF industry develops, we constantly seek out opportunities to participate in energy-related tradeshows and government-sponsored events to promote CWSF as an alternative clean energy with our Company as a preferred supplier. A CWSF promotion center has been established at our Tongchuan plant, jointly with the local government, for the purpose of demonstrating and promoting CWSF and to enhance public knowledge and awareness of CWSF.

        We conduct our sales efforts through direct sales by our own in-house sales personnel located in Xi'an and Shenyang. We sell our CWSF mainly to customers located within a radius of 200 kilometers of our production facilities. Our sales team places a strong emphasis on building long-term relationships with our customers by proactively seeking customer feedback. Our sales personnel regularly visit customers to obtain feedback on our performance and gather market information.

Research and Development

        Our CWSF manufacturing technology was developed in-house by our research and development department. Our research and development team comprises 10 professionals, 7 of whom are internal and 3 of whom are external experts and consultants. Furthermore, we have entered into agreements with two local universities pursuant to which we will invest RMB 5 million in research projects over a term of 30 months and 36 months, respectively. The agreements, as amended, specify that we will have all intellectual property rights to the outcome of the research and development. We believe that our emphasis on research and development, innovation, and continuous product and process improvements will enable us to maintain and expand our leading position in the CWSF industry in China.

        The primary focus of our research and development initiatives has been to decrease our CWSF's particle size, which can result in higher efficiency fuel with a broader range of applications. Furthermore, our research and development efforts have generated technological improvements that have been instrumental in lowering our production costs and increasing operational efficiency. We are currently developing new specialties of CWSF products and we have also conducted research on and implemented new CWSF production methods by adopting new chemical additives.

Personnel and Staff

        Our senior management team and key operating personnel have the management skills, relevant operating experience and industry knowledge that we believe are required to succeed in the CWSF industry. We believe our management team's in-depth knowledge and deep industry relationships within the CWSF market in China will enable us to execute our expansion strategy and to take advantage of market opportunities.

        We had 147 employees as of September 30, 2010. From time to time, we employ third-party research and development consultants. We have never experienced any significant labor disputes and consider our relationship with our employees to be good. We expect that our staffing needs will expand as we continue to expand our production capacity. The following table shows a breakdown of our employees by function and geography as of September 30, 2010:

	Tongchuan facility	Shenyang facility	Xi'an head office	Total
Management	3	2	7	12
Sales and marketing	13	6		19
Technical staff	7	4		11
General and administrative	7	6	11	24
Manufacturing	53	28		81
Total	83	46	18	147

Insurance

        We provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. Although we currently maintain fire, casualty and property insurance covering our two production lines in Shenyang and three production lines in Tongchuan, we do not maintain any business interruption insurance or any third party liability insurance to cover claims related to personal injury, property or environmental damage arising from accidents on our properties.

Intellectual Property

        Currently, the only trademark we use for our business is   , which is registered in the PRC under Suo'ang BST. We have filed the requisite documentation for the transfer and assignment of the trademark with the appropriate governmental authority and are waiting to receive approval.

Environmental Matters

        The Environmental Protection Law of the PRC governs us and our CWSF products. The Environmental Protection Law, promulgated by the National People's Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. The Environmental Protection Law requires any entity operating a facility that produces pollutants or other hazards to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system, which must adopt effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. We endeavor to ensure the safe and lawful operation of our facilities in manufacturing and distribution of CWSF and, except as set forth under "Risk Factors—We may be subject to warnings, payment of damages and fines if we violate the Environmental Protection Law," believe we are in compliance in all material respects with applicable PRC laws and regulations. All of our products meet the relevant environmental requirements under PRC laws and we have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

Properties

        In July 2006, we purchased a land use right for the property located in Tongchuan City's Yaozhou District where our CWSF plant is situated, and obtained the land use right certificate for this property in December 2007. The land use right allows us to lease this property for a period of fifty (50) years. In June 2007, the first phase of the plant became operational and CWSF production commenced in July 2007. In August 2009, we entered into a 10-year lease agreement for the land use right to a total of 7,400 square meters of land for the property located in Shenyang City's Dongling District, where our CWSF plant is situated.

        In August 2010, through our subsidiary, Suoke Clean Energy, we entered into an agreement to purchase a land use right for approximately 5 acres of land and a production factory in Dongguan, Guandong Province. In addition, in September 2010, we entered into an agreement to purchase two production lines to be operated within the new Guangdong facility. The factory is currently undergoing refurbishment and the production lines are being completed and serviced. We anticipate that all of the work will be done by December 2010. We are in the process of taking the necessary steps to obtain a land use certificate, which is required for us to obtain the rights to use the land.

        The table below provides summary descriptions of the properties used for the Company's business operations as at November 15, 2010:

Property Location	Area (sq m)	Expiration Date	Purpose
Room 1502, Building D, Wangzou International City Building No. 3 Tangyuan Road Gaoxin District, Xi'an, Shaanxi Province, PRC	233	July 19, 2052	Company headquarters
Wangjiabian Village, Dongjiahe Town, Yaozhou District, Tongchuan Shaanxi Province, PRC	43,956	December 8, 2057	CWSF production plant and
			raw materials warehouse
Wenguantun, Qianjin Town, Dongling District, Shenyang, Liaoning Province, PRC	7,400	August 1, 2019	CWSF production plant and
			raw materials warehouse

Legal Proceedings

        We may be subject to, from time to time, various legal proceedings relating to claims arising out of our operations in the ordinary course of our business.

MANAGEMENT

        Our current executive officers and directors as of the date of this prospectus are as follows:

Directors and Executive Officers	Position/Title	Age
Baowen Ren	Chief Executive Officer and Chairman of the Board	40
Wen (Wendy) Fu	Chief Financial Officer	41
Hon Wan Chan	Vice President of Finance	48
Xueping Wang	Chief Technological Officer and Vice President of Sales	47
Peng Zhou	Director	41
Wenjie Zhang(1)(2)(3)	Independent Director	37
Albert Ching-Hwa Pu(1)(2)(3)	Independent Director	51
Zidong Cao(1)	Independent Director	59

(1)
Serves as a member of the Audit Committee.

(2)
Serves as a member of the Compensation Committee.

(3)
Serves as a member of the Nominating and Corporate Governance Committee.

        The following is a summary of the biographical information of our executive officers and directors. Any gap in employment background of an individual indicates that the individual did not obtain work experience relevant to his or her role as an officer or director during such period.

        Baowen Ren has served as our Chief Executive Officer and Chairman of the Board since October 2006. From January 2003 to December 2009, Mr. Ren served as the Chairman of the Board and Chief Executive Officer of Suo'ang BST. Mr. Baowen Ren, is a prominent figure in China's CWSF industry with over seven years' experience in CWSF research, development and sales. As a member of the China CWSF Research Center, the China Association of Environmental Protection Industry, and the China Association of Low-Carbon Economy, Mr. Ren is very familiar with China's clean energy policies, regulations, and directions, and the role that CWSF plays within China's clean coal technology plan. Since 2005, Mr. Ren has built the largest CWSF production base in northwest China. In 2008, Mr. Ren issued the paper "The Development of CWSF under the Movement of National Energy Conservation and Emission Reduction", which was adopted by the National CWSF Promotion Work Conference Paper Collection. Mr. Ren has received numerous accolades and acknowledgements for his achievements and success, including a designation as "Shaanxi Top 100 Entrepreneur". In 1992, Mr. Ren graduated from Shaanxi Normal University and received a B.A. degree Chinese Language and Literature.

        Wen (Wendy) Fu has served as our Chief Financial Officer since February 2010. Prior to joining us, Ms. Fu served as the Chief Financial Officer of China Shenghuo Pharmaceutical Holdings Inc., a NYSE-AMEX listed company from September 2008 to August 2009. From August 2007 to March 2008, Ms. Fu served as VP-Finance of Shengdatech, Inc., a China based NASDAQ listed company and chemical manufacturer in China. From December 2005 to June 2007, Ms. Fu worked for Deloitte & Touche, LLP (USA), a globally recognized accounting firm, as a Senior Consultant. From May 1999 to May 2004, Ms. Fu served as Assistant Finance Controller at Wal-Mart China, a subsidiary of Wal-Mart Inc., a Fortune 500 company, listed on the NYSE. From 1997 to 1999, Ms. Fu was the Regional Finance Manager at Asia Pulp & Paper (APP) Co., Ltd., the second largest paper company in Asia, listed on the NYSE. In 1989, Ms. Fu graduated from the International Trade program at Wuhan Jianghan University, and in 2005 from the University of Austin, Texas and received a Masters degree in Professional Accounting. Ms. Fu has been a CPA since 2007.

        Hon Wan Chan has served as our Vice President of Finance since February 2010. Prior to that, he served as our Chief Financial Officer from December 2008 to February 2010. Mr. Chan was a principal of CC Alliance CPA & Co from March 2008 to December 2008. He served as the Business Director for Texwood Group, from November 2006 to February 2008, overseeing the company's business administration, finance and accounting, and as an in-house accountant from April 2000 to June 2005. Mr. Chan was the Chief Financial Officer of South China Media Group from July 2005 to October 2006. In 1985, Mr. Chan graduated from Macquarie University in Australia and received a B.A. degree in Accounting, and he graduated from Hong Kong Polytechnic University and received a Masters degree in Accounting. He is an associate member of both The Institute of Chartered Accountants in Australia and The Hong Kong Institute of Certified Public Accountants.

        Xueping Wang has served as our Chief Technology Officer and Vice President of Sales since October 2006. Ms. Wang has experience with large Chinese state owned enterprises and private companies, and from 1987 to 1999 she was the Vice President, Deputy General Manager and Chief Engineer of Xi'an Plastic Production Company. Ms. Wang began research in CWSF in December 2004, as part of the research and development team for Suo'ang BST, focusing on papermaking, black liquor, CWSF, sewage sludge and high efficiency desulfurization CWSF dispersants. In 1987, Ms. Wang graduated from Northwest University and received a B.S. degree in Organic Chemical Engineering, with a focus on technology research and applications management of polymer chemicals and coal chemicals.

        Peng Zhou has served as a director on our Board since October 2006 and as Chief Operating Officer of Shenyang Energy since October 2009. He served as the General Manager of Suo'ang BST from January 2005 to December 15, 2009. From April 2000 to December 2004, Mr. Zhou served as the General Manger of Shaanxi Pengyuan Technology Co., Ltd. He was a credit analyst for the Hangzhong branch of the Industrial and Commercial Bank of China from September 1992 to February 1999. In 1992, Mr. Zhou graduated from Xi'an Jiao Tong University and received a B.A. degree in Statistics.

        Wenjie Zhang has served as a director on our Board since October 2006. Since 2005, he has served as the General Manager of Hanzhong Huaxia Real Estate Co., Ltd. From January 2002 to 2005 Mr. Zhang was the Manager of Engineering Department of Hanzhong International Trade Co., Ltd. from January 2002 to December 2005. In 1995 Mr. Zhang graduated from the Xi'an Science Institution and received a B.A. degree in Administration, and in 1997 graduated from Shaanxi Hanzhong Business College and received a college diploma in Business and Trade.

        Albert Ching-Hwa Pu has served as a director on our Board since November 2009. Mr. Pu has served as the Chief Financial Officer of China Integrated Energy Inc., (NASDAQ: CBEH), a U.S. publicly traded alternative energy company since February 2009. From February 2005 to January 2009, Mr. Pu was the Global Controller of Amphenol Corporation Industrial Operations, a division of Amphenol Corporation (NYSE: APH), a U.S. based multi-national manufacturing company specializing in interconnection systems, where he managed and directed finance teams in China and North America with respect to financial activities and policy implementations. In 1990, Mr. Pu graduated from the State University of New York, Institute of Technology and received a B.S. degree in Accounting. He is a New York State Certified Public Accountant.

        Zidong Cao has served as a director on our Board since December 2008. Dr. Cao is a scientist with substantial knowledge of the coal and related industries in China. He is presently the Assistant Dean of the School of Energy & Power Engineering and Associate Director of the Research Center on Environmental Science & Engineering at Xi'an Jiao Tong University (the "University"). Dr. Cao was previously the Director of the University's Boiler Laboratory and the Boiler Teaching & Research Office. He is a member of the National Committee of Boiler Standardization and is the Vice Chairman of the Xi'an Association of Thermal Energy & Dynamics. In 1985, Dr. Cao graduated from the University's School of Energy and Power Engineering and received a Ph.D. in Energy and Power Engineering, focusing on boiler research.

Significant Employees

Name	Position/Title	Age
Peng Zhou	Chief Operating Officer	41
Fu Li	General Manager	45

        Peng Zhou has served as the Chief Operating Officer of our PRC subsidiary, Shenyang Energy, since October 2009. Mr. Zhou is responsible for establishing Shenyang facilities and is in charge of its day to day operation.

        Fu Li has served as the General Manager of Shenyang Energy since October 2006. In 1984, Mr. Li graduated from Shaanxi Radio and TV University with a B.S. degree in Mechanical Engineering. Mr. Li has experience with a large scale cement company, and from 1984 to 1997 was in charge of production management for Tongchuan Dongfeng Cement as a Director and Deputy Production Director.

        All of our directors will hold their positions on the board until our next annual meeting of the stockholders and until their respective successors have been elected or appointed. Executive Officers serve at the discretion of the board of directors.

Family Relationships

        There are no family relationships between or among any of our current directors, executive officers or significant employees.

Director Independence

        Our common stock is listed on the NASDAQ Global Market. We use the definition for independence set forth in Rule 5605(a)(2) of the NASDAQ Marketplace Rules to determine that we have a majority of the Board comprised of "independent" directors, and to determine that the committees of our Board are comprised of "independent" directors. Based on those standards, the Board has determined that Albert Ching-Hwa Pu, Wenjie Zhang and Zidong Cao are independent directors, who make up a majority of the directors on our Board.

Committees of the Board of Directors

Audit Committee

        Our audit committee consists of Albert Ching-Hwa Pu, Wenjie Zhang and Zidong Cao, each of whom is independent. The audit committee assists with Board oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of our internal audit function and independent auditor, and prepares the report that the SEC requires to be included in our annual proxy statement. The audit committee operates under a written charter. Mr. Pu is the Chairman of the audit committee.

        The Board of Directors determined that Mr. Pu possesses accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the NASDAQ Marketplace Rules and that he is an "audit committee financial expert" as defined by the rules and regulations of the SEC.

Nominating and Corporate Governance Committee

        The purpose of the nominating and corporate governance committee is to assist the Board of Directors in identifying qualified individuals to become members of our Board of Directors, in determining the composition of the Board of Directors and in monitoring the process to assess Board effectiveness. Each of Albert Ching-Hwa Pu and Wenjie Zhang are independent members of the nominating and corporate governance committee. The nominating and corporate governance committee operates under a written charter. Mr. Zhang is the Chairman of the nominating and corporate governance committee.

Compensation Committee

        The compensation committee is responsible for overseeing and, as appropriate, making recommendations to the Board regarding the annual salaries and other compensation of the Company's executive officers and general employees and other policies, and for providing assistance and recommendations with respect to the compensation policies and practices of the Company. Each of Albert Ching-Hwa Pu and Wenjie Zhang are independent members of the compensation committee. The compensation committee operates under a written charter. Mr. Zhang is the Chairman of the compensation committee.

EXECUTIVE COMPENSATION

        The following summary compensation table indicates the cash and non-cash compensation earned for years ended December 31, 2009 and 2008 by our chief executive officer and each of our other three highest paid executives whose total compensation exceeded $100,000 (if any) for the years ended December 31, 2009 and 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Baowen Ren, CEO	2009	17,518	–	–	–	–	–	–	17,518
	2008	15,282	–	–	–	–	–	–	15,282

(1)
Compensation for the years shown was paid in RMB which, for reporting purposes, has been converted to U.S. dollars at the conversion rate of RMB 6.85 to one U.S. dollar for 2009 and RMB 7.0671 to one U.S. dollar for 2008.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements with our Executive Officers

        Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

Employment Agreement with Baowen Ren

        On June 10, 2010, we entered into an employment agreement with Mr. Baowen Ren to serve as our Chief Executive Officer for a term of one year with an annualized compensation of RMB120,000 ($17,647). Mr. Ren is entitled to reimbursement of reasonable business expenses incurred in connection with his employment. We may terminate the employment agreement for cause or if Mr. Ren becomes disabled or dies. The employment agreement may also be terminated by us or Mr. Ren upon 30-day written notice. The employment agreement contains certain restrictive covenants applicable during his employment and thereafter preventing both competition with us and disclosure of our confidential information.

Employment Agreement with Hon Wan Chan

        On December 15, 2008, we entered into an employment agreement with Mr. Chan to serve as our chief financial officer for a term of one year with an annualized compensation of RMB 180,000 ($26,470). Mr. Chan is entitled to reimbursement of reasonable business expenses incurred in connection with his employment. We may terminate the employment agreement for cause or if Mr. Chan becomes disabled or dies. The employment agreement may also be terminated by us or Mr. Chan upon 30-day written notice. The employment agreement contains certain restrictive covenants applicable during his employment and thereafter preventing both competition with us and disclosure of our confidential information.

        Concurrent with the execution of the employment agreement, we also entered into a non-qualified stock option agreement with Mr. Chan in which we granted Mr. Chan an option to purchase up to 10,000 shares of the Company's common stock at an exercise price of $2.40 per share exercisable until December 15, 2010, unless Mr. Chan's employment was terminated. Mr. Chan's option was exercised in full on March 16, 2010. Mr. Chan resigned from his position as our chief financial officer, effective February 12, 2010. Mr. Chan remains with us and is serving as the vice president of finance.

Employment Agreement with Wen (Wendy) Fu

        On February 12, 2010, we entered into an employment agreement with Ms. Fu to serve as our chief financial officer for a term of one year with a monthly salary of $5,000. Ms. Fu is also entitled to reimbursement of reasonable business expenses incurred in connection with her employment. We may terminate the employment agreement for cause or if Ms. Fu becomes disabled or dies. The employment agreement may also be terminated by us or Ms. Fu upon a 30-day written notice. The employment agreement contains certain restrictive covenants applicable during her employment and thereafter preventing both competition with us and disclosure of our confidential information.

        Pursuant to the terms of the employment agreement, we agreed to grant to Ms. Fu an option to purchase up to 10,000 shares of the Company's common stock at an exercise price that would be equal to the last reported sale price on the OTCBB on the grant date, exercisable for a period of two years from the grant date, unless Ms. Fu's employment is terminated. If the termination arises from Ms. Fu's disability or death, the option is exercisable for up to a period of 12 months following the disability or death, and if we terminate Ms. Fu's employment for cause, the option is terminated immediately. For any other termination, the option is exercisable for up to three months following such termination. On February 23, 2010, we entered into a non-qualified stock option agreement with Ms. Fu, which granted the options at an exercise price of $4.35 exercisable until February 23, 2012.

Outstanding Equity Awards at Fiscal Year-End

        The following table reflects the outstanding equity awards of the above-named executive officers outstanding as of December 31, 2009.

Outstanding Equity Awards at Fiscal Year Ended December 31, 2009

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Hon Wan Chan	10,000	(1)	0	0	$2.40	12/15/2010

(1)
These options were exercised in full on March 16, 2010.

Compensation of Directors

        The following director compensation disclosure reflects all compensation awarded to, earned by or paid to the directors below for the year ended December 31, 2009.

 DIRECTOR COMPENSATION TABLE

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peng Zhou(1)	2009	–	–	–	–	–	–	–
Wenjie Zhang(1)	2009	–	–	–	–	–	–	–
Bennet Tchaikovsky(2)	2009	35,750	–	–	–	–	–	35,750
Zidong Cao(3)	2009	–	–	–	–	–	–	–
Albert China-Hwa Pu(4)	2009	3,250	–	–	–	–	–	3,250
Yong Li(5)	2009	13,000	–	–	–	–	–	13,000

(1)
These persons became our directors in connection with the share exchange transaction that closed on October 20, 2006. We do not have any compensation arrangements with these directors.

(2)
Mr. Tchaikovsky was appointed to our board of directors effective December 15, 2008, and was entitled to receive annual compensation of $39,000 for his services rendered as a director, as well as chairman of the audit committee and member of the compensation and nominating and corporate governance committees. Mr. Tchaikovsky resigned from his position as a director on November 24, 2009.

(3)
Dr. Cao was appointed to our board of directors effective December 15, 2008, and is entitled to receive annual compensation of $10,000 for his services rendered as a director, as well as member of the audit, compensation and nominating and corporate governance committees.

(4)
Mr. Pu was appointed to our board of directors on November 24, 2009, and is entitled to receive annual compensation of $39,000 for his services as a director, as well as a member of the audit, compensation and nominating and corporate governance committees.

(5)
Mr. Li resigned from our board of directors on November 16, 2010.

Director Agreements

        In connection with the appointments of Dr. Cao and Mr. Pu to our board of directors, we entered into agreements with each of them as follows:

        Pursuant to our agreement with Dr. Cao, in addition to his duties as a director, he will serve on the audit committee, compensation committee and the nominating and corporate governance committee as a member, for annual cash compensation of $10,000. We also agreed to include Dr. Cao as an insured under our directors and officers insurance policy.

        Pursuant to our agreement with Mr. Pu, in addition to his duties as a director, he will serve as the chairman of the audit committee and member of the compensation committee and nominating and corporate governance committee for annual cash compensation of $39,000 payable quarterly in equal installments. We also agreed to include Mr. Pu as an insured under our directors and officers insurance, and will reimburse Mr. Pu for reasonable expenses incurred in connection with the performance of duties as a director of the Company, including travel expenses.

Indemnification of Officers and Directors

        We are a Nevada corporation, and accordingly, we are subject to the corporate laws under the Nevada Revised Statutes. Pursuant to Article 7 of our articles of incorporation and Nevada's Revised Statutes, our bylaws contain the following indemnification provision for our directors and officers:

        "The corporation shall indemnify directors, officers, employees, and agents of the corporation to the extent required by the Nevada Revised Statutes and shall indemnify such individuals to the extent permitted by the Nevada Revised Statutes. The corporation may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the Nevada Revised Statutes."

        Such indemnification provision may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We currently carry directors' and officers' liability insurance covering our directors and officers for a period of one year commencing September 4, 2010. The limit of liability of such insurance is $5,000,000 in the aggregate for the insured period. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since January 1, 2007, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five-percent stockholders.

Acquisition of Minority Interest

        On June 30, 2008, we entered into a Securities Purchase Agreement with Mr. Peng Zhou, who is one of our directors and at that time was our Chief Operating Officer of Suo'ang BST, to acquire his 20% equity ownership interest in Suo'ang New Energy. Pursuant to the terms of our agreement with Mr. Zhou was to receive 750,000 shares of our common stock as consideration for the sale of the interest. Additionally, Mr. Zhou agreed to waive any and all rights he may have to any distributions and/or payments from Suo'ang New Energy beginning January 1, 2008. Suo'ang New Energy was 80% owned by Suo'ang BST, which was controlled by Hangson, through a series of contractual arrangements. 20% of Suo'ang New Energy was owned by Mr. Peng Zhou. Hangson was entitled to acquire the remaining 20% of Suo'ang New Energy from Mr. Zhou. However, the transfer was not completed, and although Mr. Zhou remained as the record shareholder of Suo'ang New Energy, he still received 750,000 shares of common stock as consideration for the agreement. On November 10, 2009, Suo'ang BST and Hangson entered into a subsequent share transfer agreement with Suoke Clean Energy to transfer 80% of Suo'ang New Energy's equity interests to Suoke Clean Energy and, Mr. Zhou, with Hangson's consent, entered into a share transfer agreement with Suoke Clean Energy to transfer the remaining 20% equity interest of Suo'ang New Energy.

        Other than the above transactions, neither we, our subsidiaries or our former VIEs have entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons since January 1, 2007.

Loans by Related Parties

        In 2008, Mr. Zhou and Mr. Ren loaned $395,049 and $70,000, respectively, to Suo'ang BST to facilitate its operations. Mr. Ren made additional loans in the amount of $3,466 in 2009. The loans were interest-free, unsecured and are due on demand. As of December 31, 2009, Mr. Zhou's loan had been repaid in full. As of September 30, 2010 amounts due to Mr. Ren were $73,456.

Procedures for Approval of Related Party Transactions

        Our board of directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

Promoters and Certain Control Persons

        On October 18, 2006, we entered into and consummated the share exchange under the Exchange Agreement. As a result of the share exchange, Hangson became our wholly owned subsidiary, and the shareholder of Hangson acquired 2,600,000 shares of our common stock, representing approximately 92% of our issued and outstanding common stock. Prior to the closing of the Exchange Agreement, on September 30, 2006, Peter Day, the Company's former CEO, President, CFO and sole director, purchased all of our assets and shares in Endo Networks, Inc., a corporation incorporated under the laws of Canada from us pursuant to an Asset and Share Purchase Agreement dated as of June 26, 2006. As consideration for all of the assets, and all of the shares of Endo Networks Inc., Mr. Day assumed all of our liabilities prior to the Share Exchange, except for certain excluded liabilities.

SELLING STOCKHOLDERS

        We are registering for resale (i) 3,032,295 shares of our Common Stock issuable upon exercise of Series A and Series B Warrants that are currently issued and outstanding, (ii) 15,000 shares of our Common Stock issuable upon exercise of options and (iii) 210,848 shares of common stock currently issued and outstanding. We are registering the Shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the "Plan of Distribution".

        The following table sets forth:

  •
  the name of the Selling Stockholders,

  •
  the number of shares of our common stock that the Selling Stockholders beneficially owned prior to the offering for resale of the Shares under this prospectus,

  •
  the maximum number of shares of our common stock that may be offered for resale for the account of the Selling Stockholders under this prospectus, and

  •
  the number and percentage of shares of our common stock to be beneficially owned by the Selling Stockholders after the offering of the shares (assuming all of the offered shares are sold by the Selling Stockholders).

Convertible Debenture Financing

        On September 16, 2008 and September 19, 2008, the Company issued an aggregate of $1,335,650 of 18% convertible debentures (the "Debentures") and issued Series A Warrants (the "Series A Warrants") to purchase up to 890,433 shares of Common Stock of the Company in a private placement to accredited investors. The Debentures bore interest at 18% per annum, matured in one year, were unsecured, and were personally guaranteed by the Company's Chief Executive Officer. The holders of the Debentures had the right at any time to convert all or part of the outstanding principal amount of the Debentures and any accrued and unpaid interest into common shares of the Company at the then effective conversion price, initially set at $1.50 per share.

        The Series A Warrants entitle the investors to purchase up to 890,433 shares of common stock in the aggregate. The Series A Warrants have an initial exercise price of $1.50 per share, subject to adjustment, but in no event to an exercise price lower than $0.50 per share. The Series A Warrants are exercisable until September 2011.

        Ancora Securities, Inc. was issued a warrant to purchase up to 35,710 shares of common stock as a finders fee in connection with the Debenture, at an exercise price of $2.50 per share.

Convertible Note Financing

        On July 1, 2009, we entered into a Securities Purchase Agreement (the "July 1 Purchase Agreement") with several institutional and/or accredited investors pursuant to which we sold $5.415 million in aggregate principal amount of 10% senior secured convertible notes (the "July 1 Notes") initially due June 30, 2012, and Series B Warrants (the "Series B Warrants") to purchase up to 1.4 million shares of our Common Stock at an exercise price of $2.85, subject to a full ratchet anti-dilution adjustment in the event that we issue additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable exercise price. Since the shares underlying the Series B Warrants were not registered by June 30, 2010, the Series B Warrants have a "cashless" exercise feature.

        The July 1 Notes bore interest at 10% per year and were due to mature on June 30, 2012 (the "Maturity Date"). Interest was payable quarterly in cash on the first day of January, April, July and October of each year and on the Maturity Date, commencing October 1, 2009. The July 1 Notes were secured by a personal guaranty by the Company's chief executive officer, and certain stockholders of the Company have collectively pledged 3.5 million shares of common stock held by them as collateral for as long as the July 1 Notes were outstanding pursuant to a pledge agreement. Holders of the Notes had the right at any time to convert all or part of the outstanding principal amount of the Notes into common shares of the Company at the conversion price of $1.90 per share (the "Conversion Price"), provided that the Conversion Price would automatically adjust to 75% of the Conversion Price on January 1, 2010 if the Company did not achieve certain financial performance targets for the fiscal year ended December 31, 2009, and provided further that the Conversion Price would automatically adjust to 80% of the Conversion Price on January 1, 2011 if the Company did not achieve certain financial performance targets for the fiscal year ended December 31, 2010. As of the date of this prospectus, all of the July 1 2009 Notes have been converted into shares of our Common Stock.

        On July 20, 2009, we entered into a subsequent securities purchase agreement (the "July 20 Purchase Agreement") with several institutional and/or accredited investors pursuant to which we sold $6.177 million in aggregate principal amount of 10% senior secured convertible notes initially due July 16, 2012 (the "July 20 Notes") and Series B Warrants to purchase up to approximately 1.6 million shares of our common stock at an exercise price of $2.85, subject to a full ratchet anti-dilution adjustment in the event that we issue additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable exercise price. The Series B Warrants had a "cashless" exercise feature unless shares underlying the Series B Warrants were included in an effective registration statement by June 30, 2010. The terms of the July 20, 2009 Purchase Agreement were identical to those of the July 1 Purchase Agreement. As of the date of this prospectus, all of the July 20, 2009 Notes have been converted into shares of our Common Stock.

        Axiom Capital Management, Inc. was issued a warrant to purchase up to 427,074 shares of Common Stock as investment banking commission in connection with the Convertible Note Financings, at an exercise price of $2.28 per share. Axiom Capital Management, Inc. is a broker-dealer.

Option Agreements

        We are registering 15,000 shares of our common stock underlying stock options. Of such shares, 10,000 of the shares are underlying a stock option granted to our chief financial officer, Ms. Wendy (Wen) Fu, on February 23, 2010. Ms. Fu's option is exercisable until February 23, 2012 at an exercise price of $4.35 per share.

        The remaining 5,000 of such shares are underlying a stock option granted to an employee, Li Ming on August 23, 2010. Mr. Li's option is exercisable until April 19, 2013, at an exercise price of $5.70 per share.

Shares of Common Stock Issued and Outstanding

        We are registering 10,000 shares of our common stock that are currently issued and outstanding to our Vice President of Finance, Mr. Hon Wan Chan. The shares were issued to Mr. Chan on March 16, 2010 upon exercise of an option. In addition, we are registering 200,848 shares of our common stock that are currently issued and outstanding, which were issued to certain selling stockholders upon exercise of warrants.

Affiliate and Employee Shares

        Certain of the Selling Stockholders are affiliates, employees or otherwise have a material relationship with us. Mr. Ren is our Chief Executive Officer and Chairman, Ms. Fu is our Chief Financial Officer, Mr. Chan is our Vice President of Finance, and Mr. Ming Li is an employee.

        Ancora Greater China Fund LP, who is identified as a Selling Stockholder, is an affiliate of a broker-dealer. Ancora Greater China Fund LP has advised us that the securities were acquired in the ordinary course of business and, at the time, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares. Ancora Greater China Fund LP has also confirmed to us that all securities purchased or acquired were for investment purposes only and not for resale through Ancora Securities. None of the other Selling Stockholders is a broker-dealer or an affiliate of a broker-dealer. Each Selling Stockholder may offer for sale all or part of the Shares from time to time. The table below assumes that the Selling Stockholders will sell all of the Shares offered for sale. A Selling Stockholder is under no obligation, however, to sell any Shares pursuant to this prospectus.

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to Offering(1)	Percentage Ownership Prior to Offering	Maximum Number of Shares of Common Stock to be Sold(2)	Number of Shares of Common Stock Owned After Offering(3)	Percentage Ownership After Offering
UVE Partners LLC(4)	78,009	*	32,895	45,114	*
Morris Smith and Devora Smith(5)	26,316	*	-0-	26,316	*
Michael H. Weiss(6)	26,316	*	-0-	26,316	*
Silver Rock II, Ltd.(7)	237,314	1.40%	227,314	10,000	*
Roman Kushneryk(8)	12,271	*	4,660	7,611	*
Concentra Trust ITF Paradigm Managed Accounts(9)	1,857,161	10.68%	592,711	1,264,450	6.37%
Investor Company ITF 6P6509B(10)	727,837	4.28%	232,290	495,547	2.50%
Richard Molinsky(11)	6,578	*	6,578	-0-	-0-
Corey Mitchell(12)	41,228	*	13,158	28,070	*
Sharon Mitchell(13)	53,228	*	13,158	40,070	*
Trillion Growth China General Partner(14)	50,050	*	-0-	50,050	*
Trillion Growth China LP(15)	1,563,737	9.03%	528,772	1,034,965	5.22%
David H. Clarke(16)	83,773	*	52,632	31,141	*
Donald F. Farley(17)	15,736	*	6,579	9,157	*
Francis Nyon Seng Leong(18)	82,457	*	26,316	56,141	*
Rasiklal V. Patel & Deepika R. Patel(19)	47,000	*	15,000	32,000	*
Mark Meckelborg(20)	30,700	*	11,674	19,026	*
Meckelborg Financial Group Inc.(21)	61,386	*	23,334	38,052	*
Jayhawk Private Equity Fund II, L.P.(22)	82,131	*	82,131	-0-	-0-

Name of Selling Stockholder	Common Stock Beneficially Owned Prior to Offering(1)	Percentage Ownership Prior to Offering	Maximum Number of Shares of Common Stock to be Sold(2)	Number of Shares of Common Stock Owned After Offering(3)	Percentage Ownership After Offering
Paragon Capital LP(23)	71,924	*	15,784	56,140	*
Stan Tait(24)	61,386	*	23,334	38,052	*
Ancora Greater China Fund LP(25)	489,707	2.81%	265,146	224,561	1.13%
Baowen Ren(26)	3,272,855	19.31%	157,895	3,114,960	15.7%
Investwide LLC(27)	478,070	2.81%	197,368	280,702	1.41%
Investwide Capital LLC(28)	1,763,159	10.18%	526,316	1,236,843	6.23%
Steven A. Kohn(29)	17,614	*	6,579	11,035	*
Eugene A. Kohn(30)	14,614	*	6,579	8,035	*
Wen (Wendy) Fu(31)	10,000	*	10,000	-0-	-0-
Hon Wan Chan(32)	10,000	*	10,000	-0-	-0-
Gibralt Capital Corporation(33)	137,587	*	131,579	137,587	*
GROFAM LP(34)	15,491	*	6,579	8,912	*
Ming Li(35)	5,000	*	5,000	-0-	-0-
Western Global, LLC(36)	26,782	*	26,782	-0-	-0-

*
Less than one percent

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities anticipated to be exercisable or convertible at or within 60 days of the date hereof, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares. Except as indicated in the footnotes to the following table, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. The percentage of beneficial ownership is based on 16,792,239 shares of common stock outstanding as of September 30, 2010.

(2)
Includes the total number of shares of common stock that each Selling Stockholder intends to resell.

(3)
Assumes that all securities registered herein have been sold.

(4)
Consists of 45,114 shares of common stock and 32,895 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder. Gary Simon has voting and dispositive power over the shares.

(5)
Consists of 26,316 shares of our common stock beneficially owned by the stockholders.

(6)
Consists of 26,316 shares of our common stock beneficially owned by the stockholders.

(7)
Consists of 70,647 shares of common stock and 166,667 shares of our common stock issuable upon the exercise of Series A Warrants. Mr. Rima Salam, the director of Silver Rock II, has voting and dispositive power over the shares held by the stockholder. Mr. Salam may be deemed to beneficially own such shares, but he disclaims such beneficial ownership.

(8)
Consists of 7,611 shares of common stock and 4,660 shares of our common stock issuable upon the exercise of Series A Warrants beneficially owned by the stockholder.

(9)
Consists of 1,264,450 shares of common stock and 592,711 shares of our common stock issuable upon the exercise of Series B Warrants. Paradigm Portfolio Management Corporation, as a portfolio manager of the stockholder, has voting and dispositive power over the shares held by Concentra Trust ITF Paradigm Managed Accounts, and claims such beneficial ownership. Kyle Kozuska is the President of Paradigm Portfolio Management Corporation. The address for Paradigm Portfolio Management Corporation is 300-110 21st Street E., Saskatoon, SK, CAN, S7K 0B6. On December 6, 2010, Concentra Trust ITF Paradigm Managed Accounts, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Concentra Trust ITF Paradigm Managed Accounts agreed to a lock-up period commencing on the date thereof and continuing to and including the date ninety (90) days after the date of the final prospectus covering the public offering of shares.

(10)
Consists of 495,547 shares of common stock and 232,290 shares of our common stock issuable upon the exercise of Series B Warrants. Paradigm Portfolio Management Corporation, as a portfolio manager of the stockholder, has voting and dispositive power over the shares held by Investor Company ITF 6P6509B, and claims such beneficial ownership.

  Kyle Kozuska is the President of Paradigm Portfolio Management Corporation. The address for Paradigm Portfolio Management Corporation is 300-110 21st Street E., Saskatoon, SK, CAN, S7K 0B6.

(11)
Consists of 6,578 shares of our common stock beneficially owned by the stockholder.

(12)
Consists of 28,070 shares of common stock and 13,158 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder. The address for Mr. Mitchell is c/o Trillion Growth China General Partner, 10th Floor, Bankers Hall West Tower, Calgary, AB, T2P 5C5, Canada.

(13)
Consists of 40,070 shares of common stock and 13,158 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(14)
Consists of 50,050 shares of common stock beneficially owned by the stockholder. Mr. Corey Mitchell has voting and dispositive power over the shares held by the stockholder and he can be deemed to beneficially own such shares. The address for Trillion Growth China General Partner is 10th Floor, Bankers Hall West Tower, Calgary, AB, T2P 5C5, Canada.

(15)
Consists of 1,034,965 shares of common stock and 528,772 shares of our common stock issuable upon the exercise of Series A Warrants and Series B Warrants. The limited partners of Trillion Growth China LP have voting and dispositive power over the shares held by the stockholder, and they can be deemed to beneficially own such shares. The address for Trillion Growth China LP is 10th Floor, Bankers Hall West Tower, Calgary, Alberta, T2P 5C5, Canada. On December 3, 2010, Trillion Growth China LP, Rodman & Renshaw LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Trillion Growth China LP agreed to a lock-up period commencing the date thereof and continuing to and including the date ninety (90) days after the date of the final prospectus covering the public offering shares.

(16)
Consists of 31,141 shares of common stock and 52,632 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder. Mr. David H. Clarke's address is 14179 Laurel Trail, Wellington, FL 33414. He plans to sell shares held by him in a state other than the State of Florida from his account at Axiom Capital Management, Inc., New York.

(17)
Consists of 9,157 shares of common stock and 6,579 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(18)
Consists of 56,141 shares of common stock and 26,316 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(19)
Consists of 32,000 shares of common stock and 15,000 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(20)
Consists of 19,026 shares of common stock and 11,674 shares of our common stock issuable upon the exercise of Series A Warrants beneficially owned by the stockholder.

(21)
Consists of 38,052 shares of our common stock and 23,334 shares of our common stock issuable upon the exercise of Series A Warrants. Mr. Jerome Meckelborg and Ms. Janine Meckelborg have voting and dispositive power over such shares, and they can be deemed to beneficially own the shares held by the stockholder. The address for Meckelborg Financial Group Inc. is 300-100 21st Street E., Saskatoon, SK, S7K 0B6, Canada.

(22)
Consists of 82,131 shares of our common stock. Mr. Kent C. McCarthy has voting and dispositive power over the shares.

(23)
Consists of 71,924 shares of common stock. Mr. Alan P. Donenfeld, the general partner of Paragon Capital LP, has voting and dispositive power over the shares held by the stockholder. Mr. Donenfeld can be deemed to beneficially own such shares.

(24)
Consists of 38,052 shares of common stock and 23,334 shares of our common stock issuable upon the exercise of Series A Warrants beneficially owned by the stockholder.

(25)
Consists of 233,487 shares of common stock and 256,220 shares of our common stock issuable upon the exercise of Series B Warrants. Mr. John P. Micklitsch, the managing partner of Ancora Greater China Fund LP, has voting and dispositive power over such shares. Mr. Micklitsch may be deemed to beneficially own the shares held by the stockholder, but he disclaims such ownership. Ancora Advisors LLC, the general partner to the Ancora Greater China Fund LP, is a wholly owned subsidiary of the Ancora Group, which wholly owns Ancora Securities, Inc., a FINRA broker-dealer. Ancora Greater China Fund LP confirms that all securities purchased or acquired were for investment purposes and not for resale through Ancora Securities, Inc. The address for Ancora Greater China Fund. LP is 2000 Auburn Drive, Suite 300, Cleveland, OH 44122.

(26)
Consists of 3,114,960 shares of common stock and 157,895 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder. On November 19, 2010, Mr. Baowen Ren, the chief executive officer and chairman of the Company, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Mr. Ren agreed a lock-up period commencing the date thereof and continuing to and including the date one hundred eighty (180) days after the date of the final prospectus covering the public offering of shares.

(27)
Consists of 280,702 shares of common stock and 197,368 shares of our common stock issuable upon the exercise of Series B Warrants. Mr. Yong Li, the director of Investwide LLC, has the voting and dispositive powers over the shares held by the stockholder. On December 3, Investwide LLC, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Investwide LLC agreed a lock-up period commencing the date thereof and continuing to and including the date ninety (90) days after the date of the final prospectus covering the public offering of shares.

(28)
Consists of 1,236,843 shares of common stock and 526,316 shares of our common stock issuable upon the exercise of Series B Warrants. Mr. Yong Li, the director of Investwide Capital LLC, has the voting and dispositive powers over the shares held by the stockholder. On December 3, 2010, Investwide Capital LLC, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Investwide Capital LLC agreed a lock-up period commencing the date thereof and continuing to and including the date ninety (90) days after the date of the final prospectus covering the public offering of shares.

(29)
Consists of 11,035 shares of common stock and 6,579 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(30)
Consists of 8,035 shares of common stock and 6,579 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder.

(31)
Consists of 10,000 shares of our common stock issuable upon the exercise the stock options beneficially owned by the stockholder. On November 19, 2010, Ms. Wen (Wendy) Fu, the chief financial officer of the Company, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Ms. Fu agreed a lock-up period commencing the date thereof and continuing to and including the date one hundred eighty (180) days after the date of the final prospectus covering the public offering of shares.

(32)
Consists of 10,000 shares of our common stock beneficially owned by the stockholder. On December 4, 2010, Mr. Hon Wan Chan, the vice president of finance of the Company, Rodman & Renshaw, LLC and Axiom Capital Management, Inc. entered into a lock-up agreement, pursuant to which Mr. Chan agreed a lock-up period commencing the date thereof and continuing to and including the date one hundred eighty (180) days after the date of the final prospectus covering the public offering of shares.

(33)
Consists of 137,587 shares of common stock beneficially owned by the stockholder. Mr. Ryan Dunfield has voting and dispositive power over the shares.

(34)
Consists of 8,912 shares of common stock and 6,579 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by the stockholder. Ms. Linda Gross has voting and dispositive power over the shares.

(35)
Consists of 5,000 shares of common stock issuable upon the exercise of stock options beneficially owned by the stockholder.

(36)
Consists of 26,782 shares of common stock beneficially owned by the stockholder. Mr. John P. Micklitsch has voting and dispositive power over the shares.

 BENEFICIAL OWNERSHIP OF COMMON STOCK

        The following table sets forth certain information regarding our common stock beneficially owned as of the date hereof, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.

        Shares of common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of the date hereof are deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Percentage of class based upon 16,792,239 shares of our common stock outstanding as of September 30, 2010.

	Common Stock Beneficially Owned Prior to Offering		Common Stock Beneficially Owned After the Offering
Name and Address of Beneficial Owners(1)	Number	Percent	Number	Percent
Baowen Ren(2)	3,272,855	19.31%	3,272,855	15.26%
Wen (Wendy) Fu(3)	10,000	*	10,000	*
Hon Wan Chan	10,000	*	10,000	*
Peng Zhou	750,000	4.47%	750,000	3.52%
Wenjie Zhang	20	*	20	*
Albert Ching-Hwa Pu	–	0%	–	–
Zidong Cao	–	0%	–	–
Investwide(4)	2,241,229	12.80%	2,241,229	10.18%
Concentra Trust ITF Paragon Managed Accounts(5)	1,857,161	10.68%	1,857,161	8.49%
Trillion Growth China LP(6)	1,563,737	9.03%	1,563,737	7.17%
All officers and directors as a group (7 total)	4,042,875	23.84%	4,042,875	18.84%

*
less than 1%

(1)
Unless otherwise noted, the address for each of the named beneficial owners is: Room 1502, Building D, Wangzou International City Building, No. 3 Tangyuan Road, Gaoxin District, Xi'an, Shaanxi Province, People's Republic of China.

(2)
Consist of 157,895 shares of our common stock issuable upon the exercise of Series B Warrants beneficially owned by Mr. Ren.

(3)
Represents options to acquire 10,000 shares of common stock.

(4)
Consists of 280,702 shares of common stock and 197,368 shares of our common stock issuable upon the exercise of Series B Warrants held by Investwide LLC and 1,236,843 shares of our common stock and 526,316 shares of our common stock issuable upon the exercise of Series B Warrants held by Investwide Capital LLC. Mr. Yong Li is the Managing Director of Investwide LLC and Investwide Capital LLC and has voting and dispositive power over all shares held by these entities. The address of Investwide LLC and Investwide Capital LLC is 32 Broadway, Suite 1701, New York, New York 10004.

(5)
Consists of 1,264,450 shares of common stock and 592,711 shares of our common stock issuable upon the exercise of Series B Warrants. Paradigm Portfolio Management Corporation, as a portfolio manager of the stockholder, has voting and dispositive power over the shares held by Concentra Trust ITF Paradigm Managed Accounts, and claims such beneficial ownership. Kyle Kozuska is the President of Paradigm Portfolio Management Corporation. The address for Paradigm Portfolio Management Corporation is 300-110 21st Street E., Saskatoon, SK, CAN, S7K 0B6.

(6)
Consists of 1,034,965 shares of common stock and 528,772 shares of our common stock issuable upon the exercise of Series A Warrants and Series B Warrants. The limited partners of Trillion Growth China LP have voting and dispositive power over the shares held by the stockholder, and they can be deemed to beneficially own such shares. The address for Trillion Growth China LP is 10th Floor, Bankers Hall West Tower, Calgary, Alberta, T2P 5C5, Canada.

 DESCRIPTION OF CAPITAL STOCK

        The following is a summary description of our capital stock and certain provisions of our articles of incorporation and by-laws, copies of which have been filed as exhibits to this prospectus. The following discussion is qualified in its entirety by reference to such exhibits.

General

        We are authorized to issue 30,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

        As of September 30, 2010, we had 16,792,239 shares of common stock issued and outstanding.

        The following is a summary of the material terms of our capital stock.

Common Stock

        Voting:    The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Our common stock has no cumulative voting rights.

        Dividends:    The holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available therefor.

        Liquidation:    In the event of liquidation or dissolution of the Company, the holders of our common stock are entitled to receive, pro rata, assets remaining available for distribution to stockholders.

        No Preemptive Rights:    Our common stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls.

Preferred Stock

        We are authorized to issue 50,000,000 shares of preferred stock. Our board of directors is expressly authorized to provide for the issuance of all or any of the shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter, for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such shares and as may be permitted by the Nevada Revised Statutes. The board of directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Warrants

Series A Warrants

        We have issued Series A Warrants to purchase up to 603,303 shares of common stock in aggregate at an initial exercise price of $1.50 per share, subject to adjustments to a exercise price no lower than $0.50 per share. The Series A Warrants are exercisable until October 31, 2011.

        In addition, Ancora Securities, Inc. was issued a warrant to purchase up to 35,710 shares of common stock as a finders fee in connection with our 2008 financing, at an exercise price of $2.50 per share, which was exercised in 2010.

Series B Warrants

        We have issued Series B Warrants to purchase up to 2,603,158 shares of common stock in aggregate at an initial exercise price of $2.85 per share. In the event that we issue additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable exercise price of the Series B Warrants, the exercise price shall be reduced to the purchase price at which such additional issuance was made.

        In addition, Axiom Capital Management, Inc. was initially issued a warrant to purchase up to 427,074 shares of common stock as an investment banking commission in connection with our 2009 financing, at an exercise price of $2.28 per share.

Transfer Agent and Registrar

        The transfer agent and registrar for shares of our common stock and preferred stock is Signature Stock Transfer, Inc. Our transfer agent and registrar's telephone number is (972)-612-4120.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a summary of the material U.S. federal income tax consequences to an investor of the acquisition, ownership and disposition of our common stock purchased by the investor pursuant to this offering. As used in this discussion, references to "we", "our" and "us" refer only to Sino Clean Energy Inc.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to a beneficial owner of our common stock that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a beneficial owner of our common stock is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a "Non-U.S. Holder." The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading "Non-U.S. Holders."

        This summary is based on the Internal Revenue Code of 1986, as amended, or the "Code," its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own our common stock as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

  •
  financial institutions or financial services entities;

  •
  broker-dealers;

  •
  persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

  •
  tax-exempt entities;

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  governments or agencies or instrumentalities thereof;

  •
  insurance companies;

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  regulated investment companies;

  •
  real estate investment trusts;

  •
  certain expatriates or former long-term residents of the United States;

  •
  persons that actually or constructively own 5 percent or more of our voting stock;

  •
  persons that acquired our common stock pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

  •
  persons that hold our common stock as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

  •
  persons whose functional currency is not the U.S. dollar.

        This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our common stock. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our common stock and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

        We have not sought, and will not seek, a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

        THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Distributions

        A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of our common stock. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such cash distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder's adjusted tax basis in our common stock. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such common stock and will be treated as described under "— Taxation on the Disposition of Common Stock" below.

        Any cash dividends we pay to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends-received deduction if the applicable holding period and other requirements are satisfied. With certain exceptions, if the applicable holding period and other requirements are satisfied, cash dividends we pay to a non-corporate U.S. Holder generally will constitute "qualified dividends" that will be subject to tax at the maximum regular tax rate accorded to long-term capital gains for tax years beginning before January 1, 2013, after which the regular U.S. federal income tax rate applicable to dividends is scheduled to return to the regular tax rate generally applicable to ordinary income.

        If a PRC tax applies to any cash dividends paid to a U.S. Holder on our common stock, such tax should be treated as a foreign tax eligible for a deduction from such holder's U.S. federal taxable income or a foreign tax credit against such holder's U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder may be entitled to certain benefits under the Agreement between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the "U.S.-PRC Tax Treaty"), if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Common Stock

        Upon a sale or other taxable disposition of our common stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the common stock.

        The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder's holding period for the common stock exceeds one year. The deductibility of capital losses is subject to various limitations.

        If a PRC tax applies to any gain from the disposition of our common stock by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder's U.S. federal taxable income or a foreign tax credit against such holder's U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

        For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our common stock, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our common stock.

Non-U.S. Holders

Taxation of Distributions

        Any cash distribution we make to a Non-U.S. Holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Unless we are treated as an "80/20 company" for U.S. federal income tax purposes, as described below, any such dividend paid to a Non-U.S. Holder with respect to shares of our common stock that is not effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). In satisfying the foregoing withholding obligation with respect to a cash distribution, we may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder's adjusted tax basis in its shares of our common stock (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder's adjusted tax basis, as gain from the sale or other disposition of the common stock, which will be treated as described under "— Taxation on the Disposition of Common Stock" below.

        There is a possibility that we may qualify as an "80/20 company" for U.S. federal income tax purposes. In general, a U.S. corporation is an 80/20 company if at least 80% of its gross income earned directly or from subsidiaries during an applicable testing period is "active foreign business income." The 80% test is applied on a periodic basis. If we qualify as an 80/20 company, a percentage of any dividend paid by us generally will not be subject to U.S. federal withholding tax. However, the current 80/20 company rules generally have been repealed for tax years beginning on or after January 1, 2011. A Non-U.S. Holder should consult with its own tax advisors regarding the amount of any such dividend subject to withholding tax in this circumstance.

        Cash dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. If the Non-U.S. Holder is a corporation, such dividends that are effectively connected income may also be subject to a "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxation on the Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder's holding period for the common stock disposed of, and, generally, in the case where our common stock is regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder's holding period for the common stock disposed of. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

        Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. Any gains described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or a lower applicable tax treaty rate). Any U.S. source capital gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

        In connection with the third bullet point above, we generally will be classified as a USRPHC if (looking through certain subsidiaries) the fair market value of our "United States real property interests" equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Based on the current composition of the assets of us and our subsidiaries, we believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC (although no assurance can be given that we will not become a USRPHC in the future). Non-U.S. Holders, particularly those Non-U.S. Holders that could be treated as actually or constructively holding more than 5% of our common stock, should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our common stock.

Payments After 2012

        Effective generally for payments made after December 31, 2012, a Non-U.S. Holder may be subject to a U.S. federal withholding tax at a 30% rate with respect to dividends on, and the gross proceeds from the sale or other disposition of, our common stock if certain disclosure requirements related to the U.S. accounts maintained by, or the U.S. ownership of, the Non-U.S. Holder are not satisfied. If payment of such withholding taxes is required, a Non-U.S. Holder that is otherwise eligible for an exemption from, or a reduction of, U.S. withholding taxes with respect to such dividends and proceeds generally will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding

        We generally must report annually to the IRS and to each holder the amount of dividends and certain other distributions we pay to such holder on our common stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of our common stock to or through the U.S. office (and in certain cases, the foreign office) of a broker.

        In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to distributions made on our common stock to, and the proceeds from sales and other dispositions of our common stock by, a non-corporate U.S. Holder who:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the IRS that backup withholding is required; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

        A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder's or a Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

PRC INCOME TAX CONSIDERATIONS

        The following is a summary of the material PRC income tax consequences to an investor of the acquisition, ownership and disposition of our common stock purchased by the investor pursuant to this offering. As used in this discussion, references to "we", "our" and "us" refer only to Sino Clean Energy Inc.

Resident Enterprise Treatment

        On March 16, 2007, the Fifth Session of the Tenth National People's Congress passed the Enterprise Income Tax Law of the PRC ("EIT Law"), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as "resident enterprises" and "non-resident enterprises." Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose "de facto management bodies" are located in China are considered "resident enterprises" and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, "de facto management body" refers to a managing body that in practice exercises substantial and overall management and control over the production and business, personnel, accounting and assets of an enterprise.

        On April 22, 2009, the State Administration of Taxation ("SAT") issued the Notice on the Issues Regarding Recognition of Chinese-Invested/Controlled Foreign Enterprises Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled by Chinese enterprise(s) will be recognized as a "non-domestic registration tax-resident enterprise" if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

        Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as us and/or Wiscon. If the PRC tax authorities determine that we and/or Wiscon are a "resident enterprise" for PRC enterprise income tax purposes, a number of tax consequences could follow. First, we and/or Wiscon could be subject to the enterprise income tax at a rate of 25% on our and/or Wiscon's worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between "qualified resident enterprises" is exempt from income tax. As a result, if we and Wiscon are each treated as "qualified resident enterprises," all dividends paid from Suoke Clean Energy to us (through Wiscon) should be exempt from PRC tax.

        As of the date of this prospectus, there has not been a definitive determination by us, Wiscon or the PRC tax authorities as to the "resident enterprise" or "non-resident enterprise" status of us or Wiscon. However, since it is not anticipated that we and/or Wiscon would receive dividends or generate other income in the near future, we and Wiscon are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. We and/or Wiscon will make any necessary tax payment if we or Wiscon (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we or Wiscon are a resident enterprise under the EIT Law, and if we or Wiscon were to have income in the future.

Dividends From Suoke Clean Energy

        If Wiscon is not treated as a resident enterprise under the EIT Law, then dividends that Wiscon receives from Suoke Clean Energy may be subject to a 10% PRC withholding tax pursuant to the EIT Law and the implementing rules of the EIT Law.

        Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. We and Wiscon are holding companies and substantially all of our income and that of Wiscon may be derived from dividends. Thus, if we and/or Wiscon are considered a "non-resident enterprise" under the EIT Law and the dividends paid to us and/or Wiscon are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

        The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce or exempt such income or withholding tax payable by, a non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "PRC-Hong Kong Tax Treaty") and relevant circulars issued by SAT, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a PRC resident enterprise and is determined as a beneficial owner of the dividends, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from the PRC resident enterprise may be reduced to 5%.

        We are a U.S. holding company which owns 100% of the outstanding shares of a subsidiary in Hong Kong (Wiscon), which in turns owns a 100% equity interest in Suoke Clean Energy, a PRC company. As a result, if Wiscon were treated as a "non-resident enterprise" under the EIT Law, then dividends that Wiscon receives from Suoke Clean Energy (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Wiscon to be a conduit and not a beneficial owner and thus not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if we were treated as a "non-resident enterprise" under the EIT Law and Wiscon were treated as a "resident enterprise" under the EIT Law, then dividends that we receive from Wiscon (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, that we could pay to our shareholders.

        As of the date of this prospectus, there has not been a definitive determination as to the "resident enterprise" or "non-resident enterprise" status of us or Wiscon. As described above, however, Suoke Clean Energy and Wiscon are not expected to pay any dividends in the near future. Suoke Clean Energy and Wiscon, as the case may be, will make any necessary tax withholding if, in the future, Suoke Clean Energy or Wiscon were to pay any dividends and Suoke Clean Energy or Wiscon (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Wiscon is or we are a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Investors Receive From Us; Gain on the Sale or Transfer of Our Common Stock

        If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) our investors that are not tax residents of the PRC ("non-resident investors") are treated as income derived from sources within the PRC, then the dividends that non-resident investors receive from us and any such gain derived by them on the sale or transfer of our common stock may be subject to income tax under the PRC tax laws.

        Under the EIT Law and its implementing rules, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors which are enterprises (but not individuals) and which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our common stock by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

        Under the PRC Individual Income Tax Law and its implementing rules, a 20% PRC withholding tax is applicable to dividends payable to non-resident investors who are individuals, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of our common stock by such investors is also subject to 20% PRC income tax if such gain is regarded as income derived from sources within the PRC.

        The dividends paid by us to non-resident investors with respect to our common stock, or gain non-resident investors may realize from the sale or transfer of our common stock, may be treated as PRC-sourced income and, as a result, may be subject to PRC income tax. In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to non-resident investors. In addition, non-resident investors in our common stock may be responsible for paying the applicable PRC income tax on any gain realized from the sale or transfer of our common stock if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our common stock.

        If we were to pay any dividends in the future, and if we (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that we must withhold PRC tax on any dividends payable by us under the PRC tax laws, we will make any necessary tax withholding on dividends payable to our non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. investors) realize any gain from the sale or transfer of our common stock and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying the applicable PRC income tax on the gain from the sale or transfer of our common stock. As indicated above, under the PRC tax laws, we would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the sale or transfer of our common stock.

        If any such PRC income tax is imposed on a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under the applicable income tax treaty and/or a deduction for such PRC tax against such investor's domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor's domestic income tax liability (subject to applicable conditions and limitations).

        On December 10, 2009, the SAT released Circular Guoshuihan No. 698 ("Circular 698") that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in a PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5 percent or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days from the date of the execution of the equity transfer agreement. The responsible tax authorities will evaluate the offshore transaction for tax purposes. In the event that the PRC tax authorities determine that such transfer is an abuse of forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. If the SAT's challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor's investment in us).

Penalties for Failure to Pay Applicable PRC Income Tax

        A non-resident investor in us may be responsible for paying PRC income tax on any gain realized from the sale or transfer of our common stock if we are determined to be a PRC resident enterprise under the EIT Law and such gain is treated as PRC sourced income under the PRC tax laws, as described above.

        According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the "Tax Administration Law") and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-Resident Enterprises (the "Administration Measures") and other applicable PRC laws or regulations (collectively the "Tax Related Laws"), where any gain derived by a non-resident investor from the sale or transfer of our common stock is subject to any income tax in the PRC, and such non-resident investor, if determined to be a taxpayer under the Tax Related Laws, fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if such non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent PRC tax authorities may order it to rectify within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if such non-resident investor fails to file a tax return and fails to pay all or part of the amount of tax payable, the non-resident investor may be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable;

(3) if such non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the "Other Payers") who will pay amounts to such non-resident investor, and send a "Notice of Tax Issues" to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if such non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor's bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor's commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if such non-resident investor fails to pay all or part of the amount of tax payable or the surcharge for the overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

PLAN OF DISTRIBUTION

        The Selling Stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their Shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when disposing of shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

  •
  broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any of these methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended, if available for a Selling Stockholder, rather than under this prospectus. The Selling Stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        Our directors and executive officers, and certain of our significant stockholders (with respect to 92.5% of the shares owned by such significant stockholders), who are also Selling Stockholders, have entered into lock-up agreements with the underwriters in our public offering prior to the commencement of that offering pursuant to which each of these persons or entities, for a period of one hundred eighty (180) days (with respect to directors and executive officers) or ninety (90) days (with respect to significant stockholders) after the date of the prospectus relating to the public offering, may not, without the prior written consent of the underwriters, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraph do not apply to certain exceptions, including the following:

  •
  the shares of our common stock to be sold pursuant to the underwriting agreement entered into between us and the underwriters;

  •
  the issuance of shares of common stock upon the exercise of an option or warrant or similar security or the conversion of a security outstanding on the date of the underwriting agreement entered into between us and the underwriters of which the underwriters have been advised in writing entered into between us and the underwriters;

  •
  the issuance of options or shares of our capital stock under any of our stock or equity compensation plan;

  •
  transferring the shares to the underwriters pursuant to the underwriting agreement; or

  •
  transferring the shares as a bona fide gift, or by will or intestacy, and to immediate family; provided that such transferees agree to be bound by the lock-up.

        The 180-day or 90-day, as applicable, lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of such restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of such lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of such lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the date of the occurrence of the material news or material event.

        The Selling Stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

        If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

        The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part. In compliance with guidelines of The Financial Industry Regulatory Authority, or FINRA, the maximum compensation or discount to be received by any participating FINRA members or independent broker dealers in connection with the offer and sale of any securities will not be greater than 8.0% of the aggregate amount of the securities offered pursuant to this prospectus.

        The Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Stockholders will sell all or any portion of the shares offered under this prospectus.

        We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each Selling Stockholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

        We and the Selling Stockholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the securities offered hereby has been passed upon for us by Lionel Sawyer & Collins, Las Vegas, Nevada.

EXPERTS

        The consolidated financial statements of Sino Clean Energy, Inc. and Subsidiaries as of December 31, 2009 and 2008, and for each of the two years in the period ended December 31, 2009, appearing in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A., independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

        Some of our directors and officers reside in the PRC and substantially all of our assets are located in the PRC. In addition, certain "experts" named in this prospectus are located in the PRC. As a result, it may be difficult or impossible for you to effect service of process on our officers and directors or those experts within the United States.

        AllBright Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of United States courts obtained against our officers or directors or the experts named in this prospectus based on the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the PRC against our officers or directors or the experts named in this prospectus based on the securities laws of the United States or any state in the United States.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
OF SECURITIES ACT LIABILITIES

        Our bylaws provide that we will indemnify our directors and officers to the extent required by the Nevada Revised Statute and shall indemnify such individuals to the extent permitted by the Nevada Revised Statute.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the United States Securities and Exchange Commission, 100 F. Street, N.E., Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. We have not included in this prospectus all the information contained in the registration statement and you should refer to the registration statement and its exhibits for further information.

        The registration statement and other information may be read and copied at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (http://www.sec.gov) that contains the registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the SEC such as us.

        You may also read and copy any reports, statements or other information that we have filed with the SEC at the addresses indicated above and you may also access them electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

 INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of September 30, 2010 (unaudited) and December 31, 2009	F-2
Unaudited Condensed Consolidated Statements of Operations and Other Comprehensive Income for the Three and Nine Months Ended September 30, 2010 and 2009	F-3
Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency) for the Nine Months Ended September 30, 2010	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2010 and 2009	F-5
Notes to Unaudited Condensed Financial Statements	F-6
Report of Independent Registered Public Accounting Firm-Weinberg & Company, P.A.	F-23
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-24
Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the years ended December 31, 2009 and 2008	F-25
Consolidated Statements of Changes in Shareholders' Equity (Deficiency) for the years ended December 31, 2009 and December 31, 2008	F-26
Consolidated Statements of Cash Flows for the years ended December 31, 2009 and 2008	F-27
Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008	F-29

Sino Clean Energy Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	September 30, 2010	December 31, 2009
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$34,348,096	$18,302,558
Accounts receivable, net	3,550,690	3,655,473
Inventories	1,334,722	892,609
Prepaid inventories	5,644,695	5,453,095
Prepaid expenses	1,365	259,627
Tax recoverable	—	138,495
Other receivables	55,774	65,584
Land use right—current portion	39,474	38,739

Total current assets	44,974,816	28,806,180
Property, plant and equipment, net	15,063,481	12,557,691
Land use right—non current portion	1,782,624	1,778,562
Goodwill	762,018	762,018
Prepayments and deposits	3,656,117	729,328

Total assets	$66,239,056	$44,633,779

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued expenses	$3,361,796	$2,672,211
Taxes payable	2,259,303	1,577,249
Amount due to directors	73,456	73,466
Mortgage payable—current portion	5,282	—
Derivative liabilities	19,101,337	16,752,858

Total current liabilities	24,801,174	21,075,784
Mortgage payable—non current portion	158,292	—
Convertible notes, net of discount	—	1,615,025
Derivative liabilities	—	28,404,181

Total liabilities	24,959,466	51,094,990

Commitments and Contingencies
Shareholders' Equity (Deficiency)
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.001 par value, 30,000,000 shares authorized, 16,792,239 and 10,850,613 issued and outstanding as of September 30, 2010 and December 31, 2009 respectively	16,792	10,850
Additional paid-in capital	37,805,971	25,432,804
Accumulated deficit	(790,260)	(35,802,987)
Statutory reserves	1,758,553	1,758,553
Accumulated other comprehensive income	2,488,534	2,139,569

Total Shareholders' equity (deficiency)	41,279,590	(6,461,211)

Total liabilities and shareholders' equity (deficiency)	$66,239,056	$44,633,779

See accompanying notes to condensed consolidated financial statements.

Sino Clean Energy Inc. and Subsidiaries

Condensed Consolidated Statements of Operations and Other Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenue	$24,913,134	$10,889,796	$73,571,899	$26,982,573
Cost of goods sold	(15,269,720)	(6,812,469)	(44,448,913)	(17,695,505)

Gross profit	9,643,414	4,077,327	29,122,986	9,287,068
Selling expenses	1,156,147	416,585	3,203,245	422,405
General and administrative expenses	579,837	471,664	1,925,072	1,452,975

Income from operations	7,907,430	3,189,078	23,994,669	7,411,688

Other income (expense)
Interest and finance costs	(1,047)	(3,149,499)	(10,459,201)	(4,231,344)
Expense related to escrow shares	—	(1,054,548)	—	(1,294,881)
Interest income	29,889	11,708	62,113	22,979
Gain on extinguishment of derivative liability	—	2,381,333	28,404,181	3,370,593
Change in fair value of derivative liabilities	(970,813)	(7,035,248)	(2,348,479)	(8,236,238)
Cost of private placement	—	(24,794,842)	—	(24,794,842)
Sundry expense	(4,688)	—	—	—

Total other income (expense)	(946,659)	(33,641,096)	15,658,614	(35,163,733)

Income (loss) before provision for income taxes	6,960,771	(30,452,018)	39,653,283	(27,752,045)
Provision for income taxes	1,349,424	463,050	4,640,556	1,055,718

Net income (loss)	5,611,347	(30,915,068)	35,012,727	(28,807,763)
Other comprehensive income
Foreign currency translation adjustment	67,493	3,578	348,965	12,932

Comprehensive income (loss)	$5,678,840	$(30,911,490)	$35,361,692	$(28,794,831)

Weighted average number of shares
— Basic	16,703,844	10,041,910	15,385,062	9,609,130

— Diluted	18,780,537	10,041,910	18,668,856	9,609,130

Income (loss) per common share
— Basic	$0.34	$(3.08)	$2.28	$(3.00)

— Diluted	$0.30	$(3.08)	$1.88	$(3.00)

See accompanying notes to condensed consolidated financial statements.

Sino-Clean Energy Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

For the nine months ended September 30, 2010

(Unaudited)

	Common stock					Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserves	Accumulated Deficit
	Shares	Amount					Total
Balance, January 1, 2010	10,850,613	$10,850	$25,432,804	$1,758,553	$(35,802,987)	$2,139,569	$(6,461,211)
Shares issued upon exercise of warrants and options	297,871	298	262,958	—	—	—	263,256
Fair value of vested options	—	—	34,152	—	—	—	34,152
Shares issued upon conversion of notes payable	5,643,755	5,644	12,076,057	—	—	—	12,081,701
Foreign currency translation gain	—	—	—	—	—	348,965	348,965
Net income	—	—	—	—	35,012,727	—	35,012,727

Balance, September 30, 2010 (unaudited)	16,792,239	$16,792	$37,805,971	$1,758,553	$(790,260)	$2,488,534	$41,279,590

See accompanying notes to condensed consolidated financial statements.

Sino Clean Energy Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$35,012,727	$(28,807,763)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	1,593,325	1,098,914
Amortization of deferred debt issuance costs	—	274,278
Amortization of discount on convertible notes	8,601,975	3,873,979
Fair value of common stock issued for payment of interest expense	1,864,701	—
Expense related to escrow shares	—	1,294,881
Fair value of common stock issued for services	—	454,935
Cost of private placement	—	24,794,842
Gain on extinguishment of derivative liabilities	(28,404,181)	(3,370,593)
Change in fair value of derivative liabilities	2,348,479	8,236,238
Fair value of vested options	34,152	—
Change in operating assets and liabilities:
Accounts receivable	171,480	(1,563,019)
Other receivables	10,884	(7,812)
Inventories	(418,740)	(435,105)
Prepaid inventories	(86,835)	(2,167,975)
Prepaid expenses	258,262	27,191
Tax recoverable	138,984	—
Refundable advance	—	731,861
Government grant receivable	—	146,314
Accounts payable and accrued expenses	(491,938)	37,982
Taxes payable	644,310	483,921

Net cash provided by operating activities	21,277,585	5,103,069

Cash flows from investing activities:
Prepayments and deposits	(2,239,737)	(3,733,408)
Loans receivable	—	(540,365)
Purchase of property, plant and equipment	(2,621,605)	(29,767)

Net cash used in investing activities	(4,861,342)	(4,303,540)

Cash flows from financing activities:
Proceeds from issuance of convertible debentures	—	11,592,000
Cost of private placement paid in cash	—	(1,543,152)
Redemption of convertible debenture	—	(400,000)
Prepayments and deposits related to deferred offering costs	(652,053)
Proceeds from mortgage payable	163,135
Repayment of mortgage payable	(2,039)	—
Payment of advances from director	—	(394,820)
Cash received from exercise of warrants and options	263,256	—

Net cash (used in) provided by financing activities	(227,701)	9,254,028

Effect of foreign currency translation	(143,004)	2,624

Net increase in cash and cash equivalents	16,045,538	10,056,181
Cash and cash equivalents, beginning of period	18,302,558	3,914,306

Cash and cash equivalents, end of period	$34,348,096	$13,970,487

Supplemental disclosure information
Cash paid for interest	$—	$364,843
Cash paid for taxes	$4,296,422	$672,639
Supplemental non-cash investing and financing activities
Increase in property, plant and equipment and accounts payable and accrued expenses	$1,175,744	$—
Issuance of shares upon conversion of convertible notes	$10,217,000	$1,035,567
Allocation of derivative liability to note discount	$—	$11,592,000
Cumulative effect of change in accounting principle, reclassification of warrants and conversion feature to derivative liability	$—	$4,589,792

See accompanying notes to the condensed consolidated financial statements.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2010 (Unaudited)

1. ORGANIZATION AND BUSINESS ACTIVITIES

Overview

        Sino Clean Energy Inc. (the "Company", "we" or "our") is a holding company that, through its subsidiaries, based upon total third party sales revenue in China, is a leading commercial producer and distributor of coal-water slurry fuel ("CWSF") in China. CWSF is a clean fuel that consists of fine coal particles suspended in water. Our CWSF products are mainly used to fuel boilers and furnaces to generate steam and heat for residential and industrial applications. We sell our products in China and our customers include industrial, commercial, residential and government organizations. Our strong reputation in the CWSF industry in China, together with our established track record for consistently delivering products in large quantities, has enabled us to expand our customer base. We primarily use washed coal to produce CWSF. We acquire the raw materials for our production facilities primarily from three nearby coal mines. We have established strong relationships with our suppliers and our ability to purchase large quantities of raw materials has allowed us to achieve favorable pricing and delivery terms.

Corporate Organization and History

        We were originally incorporated in Texas as "Discount Mortgage Services, Inc." on July 11, 2000. In September 2001, we purchased Endo Networks, Inc., a Canadian software developer, and changed our name to "Endo Networks, Inc." on November 5, 2001. We re-domiciled to the State of Nevada on December 13, 2001.

        On October 20, 2006 we consummated a share exchange transaction with Hangson, a British Virgin Islands company, the stockholders of Hangson and a majority of our stockholders. We issued a total of 2,600,000 shares of our common stock to the Hangson shareholders and a consultant in the transaction, in exchange for 100% of the common stock of Hangson. As a result of the transaction we became engaged in the CWSF business, through the operations of Suo'ang BST and Shaanxi Suo'ang New Energy. On January 4, 2007, we changed our name from "Endo Networks, Inc." to "China West Coal Energy Inc.", and then on August 15, 2007, we changed our name again to our present name, Sino Clean Energy Inc.

        Hangson was a holding company that controlled Suo'ang BST and Suo'ang BST's 80%-owned subsidiary Suo'ang New Energy, through a series of contractual arrangements. The remaining 20% of Suo'ang New Energy was owned by Mr. Peng Zhou, a member of our board of directors and, at that time, the chief operating officer of Suo'ang BST. Suo'ang BST, through Suo'ang New Energy, commenced CWSF production in July 2007. Although Hangson was entitled to acquire the remaining 20% of Suo'ang New Energy from Mr. Zhou, the transfer was not completed and Mr. Zhou remained as the record shareholder of Suo'ang New Energy.

        In 2009, we effected a reorganization of our corporate structure in order to make Suo'ang New Energy a wholly-owned subsidiary which included entering into a series of agreements transferring the contractual arrangements, through which Hangson controlled Suo'ang BST, to Suoke Clean Energy.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

1. ORGANIZATION AND BUSINESS ACTIVITIES (Continued)

        On September 15, 2009, Suo'ang BST and Hangson entered into a share transfer agreement with Suoke Clean Energy pursuant to which Suo'ang BST and Hangson agreed to transfer 100% of the equity interests in Suo'ang New Energy to Suoke Clean Energy. However, since Mr. Zhou still owned 20% of Suo'ang New Energy, on November 10, 2009, Suo'ang BST and Hangson entered into a subsequent share transfer agreement with Suoke Clean Energy to transfer 80% of Suo'ang New Energy's equity interests to Suoke Clean Energy and, Mr. Zhou, with Hangson's consent, entered into a share transfer agreement with Suoke Clean Energy to transfer the remaining 20% equity interest of Suo'ang New Energy. On November 12, 2009, Suo'ang New Energy received a new business license from the Tongchuan Administration for Industry and Commerce, which reflected that the acquisition of 100% of the equity of Suo'ang New Energy by Suoke Clean Energy had been completed. As a result we were able, through Suoke Clean Energy to own 100% of the equity interests of Suo'ang New Energy. On October 12, 2009, Suo'ang New Energy established a wholly-owned subsidiary to conduct the CWSF business in Shenyang, Liaoning Province.

        On December 31, 2009, we entered into a series of termination agreements to terminate the contractual arrangements by and among Suoke Clean Energy, Suo'ang BST and certain stockholders of Suo'ang BST. We no longer needed to keep such contractual arrangements in place due to the fact that Suo'ang BST was no longer engaged in any substantial business operations. In connection with the termination agreements, certain assets held by Suo'ang BST, such as office equipment, vehicles, bank deposits, and accounts receivable, were transferred to Suoke Clean Energy. Employees of Suo'ang BST signed new employment contracts with Suoke Clean Energy. All rights and obligations under certain business operation agreements and research and development contracts between Suo'ang BST and third parties were assigned to Suo'ang New Energy. Hangson has had no substantive operations of its own after the transfer and termination of the contractual arrangements.

        On June 30, 2009, Hangson acquired all of the outstanding shares of Wiscon, a limited liability company incorporated in Hong Kong under the Companies Ordinance. On December 31, 2009, Hangson transferred all of the outstanding shares of Wiscon to Sino Clean Energy Inc. As a result, Wiscon became a direct wholly-owned subsidiary of Sino Clean Energy Inc.

        Effective May 7, 2010, the Company announced a reverse stock split pursuant to which each ten shares of Company's common stock then issued and outstanding was automatically converted into one share of the Company's common stock. All share and per share amounts in the accompanying condensed consolidated financial statements have been adjusted to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the United States Securities and

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exchange Commission ("SEC"). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements contained herein should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's 2009 Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC. The results of operations for interim periods are not necessarily indicative of the results expected for a full year or for any future period.

        The consolidated condensed financial statements include the financial statements of the Company, its wholly owned subsidiaries Wiscon, Tongchuan Suoke Clean Energy, Shaanxi Suo'ang New Energy and Shenyang Suo'ang New Energy. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Revenue recognition

        Revenues of the Company are from sales of CWSF. Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Revenues are presented net of value added tax ("VAT"). In our revenue arrangements, physical delivery is the point in time when customer acceptance occurs since title and risk of loss are transferred to the customer. No return allowance is made as products are normally not returnable upon acceptance by the customers.

Accounts receivable

        Accounts receivables are recognized and carried at the original invoiced amount less an allowance for any uncollectible accounts. The Company uses the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Under the aging method, bad debts determined by management are based on historical experience as well as the current economic climate and are applied to customers' balances categorized by the number of months the underlying invoices have remained outstanding. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. When facts subsequently become available to indicate that an adjustment to the allowance should be made, this is recorded as a change in estimate in the

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

current year. As of September 30, 2010 and December 31, 2009, accounts receivable net of allowances were zero and zero, respectively.

Fair value of financial instruments

        Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  Level 1 – Quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

  Level 3 – Unobservable inputs based on the Company's assumptions.

        The Company is required to use observable market data if available without undue cost and effort.

        The following table presents certain investments and liabilities of the Company's financial assets measured and recorded at fair value on the Company's consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of September 30, 2010 and December 31, 2009.

	September 30, 2010 (Unaudited)
	Level 1	Level 2	Level 3	Total
Fair value of warrants	$—	$—	$19,101,337	$19,101,337

	December 31, 2009
	Level 1		Level 2	Level 3	Total
Fair value of convertible note conversion feature		$—	$—	$28,404,181	$28,404,181
Fair value of warrants		—	—	16,752,858	16,752,858

	$		$—	$45,157,039	$45,157,039

Derivative financial instruments

        The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, the Company uses a Monte-Carlo simulation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Stock based compensation

        The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options vest and expire according to terms established at the grant date.

Income per common share

        Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted earnings per share calculation give effect to all potentially dilutive common shares outstanding during the period using the treasury stock method for warrants and options and the if-converted method for convertible debentures.

        As of September 30, 2010, common stock equivalents were composed of warrants convertible into 3,633,535 shares of the Company's common stock, and options convertible into 65,000 shares of the Company's common stock. As of September 30, 2009, common stock equivalents were composed of warrants convertible into 4,403,743 shares of the Company's common stock, debentures convertible into 6,101,053 shares of the Company's common stock and options convertible into 10,000 shares of the Company's common stock.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following is a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Numerator
Net income (loss)	$5,611,437	$(30,915,068)	$35,012,727	$(28,807,763)

Denominator
Weighted average shares outstanding – basic	16,703,844	10,041,910	15,385,062	9,609,130
Effect of dilutive instruments:
Warrants and options	2,076,693	—	3,283,794	—

Weighted average shares outstanding – diluted	18,780,537	10,041,910	18,668,856	9,609,130

Foreign currency translation

        The accompanying condensed consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). Capital accounts of the condensed consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rate as of balance sheet date. Income and expenditures are translated at the average exchange rate of the period

	September 30, 2010	December 31, 2009	September 30, 2009
Period end RMB : US$ exchange rate	6.7011	6.8172	6.8290
Average period RMB : US$ exchange rate	6.8042	6.8259	6.8329

        The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

Deferred offering costs

        Deferred offering costs, consisting of legal, accounting and filing fees relating to an offering are capitalized. The deferred offering costs will be offset against offering proceeds in the event the offering is successful. In the event the offering is unsuccessful or is abandoned, the deferred offering costs will be expensed. As of September 30, 2010 and December 31, 2009, deferred offering costs of $687,053 and $35,000, respectively, are included in Prepayments and Deposits in the accompanying condensed consolidated balance sheets.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        The Company uses asset and liability approach for financial accounting and reporting for income taxes that allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Research and Development

        Research and development costs are expensed as incurred. For the nine months ended September 30, 2010, research and development expenses totaled $146,968 and are included in the General and Administrative expenses in the accompanying condensed consolidated statements of operations and other comprehensive income. For the nine months ended September 30, 2009, the Company did not record any research and development expenses.

Concentrations

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and unsecured trade accounts receivable.

        Cash denominated in RMB with a US dollar equivalent of $33,923,828 and $18,275,847 at September 30, 2010 and December 31, 2009, respectively, was held in accounts at financial institutions located in the PRC. In addition, the Company maintains funds in bank accounts in the US which at times may exceed the federally insured balance of $250,000. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

        For the nine months ended September 30, 2010, one customer, Shenyang Haizhong Heat Resource, Ltd., ("Shenyang Haizhong") accounted for 37% of sales and at September 30, 2010, accounted for 25% of accounts receivable. Shenyang Haizhong is a subsidiary of Qingdao Haizhong Enterprise Co. ("Haizhong Boiler"), which the Company has an exclusive sales agency agreement to distribute CWSF boilers. The Company also has an exclusive agreement with Shenyang Haizhong to supply it with CWSF. Shenyang Haizhong is the sole supplier of heat to the commercial and residential customers in the new economic zone in Shenyang, Liaoning Province. For the nine months ended September 30, 2010 and 2009, there were no other customers who accounted for 10% or more of sales or accounts receivable.

        For the three months ended September 30, 2010, Shenyang Haizhong accounted for 30% of sales. For the three months ended September 30, 2010 and 2009, there were no other customers who accounted for 10% or more of sales.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For the nine months ended September 30, 2010, three vendors accounted for 84% of total purchases (32%, 27% and 25% respectively). At September 30, 2010, one vendor accounted for 100% of accounts payable and three vendors accounted for 97% of prepaid coal (48%, 37% and 12% respectively). For the nine months ended September 30, 2009, one vendor accounted for 91% of total purchase. At September 30, 2009, one vendor accounted for 100% of prepaid coal.

Reclassifications

        In presenting the Company's condensed consolidated statement of income and other comprehensive income for the three and nine months ended September 30, 2009, the Company presented $131,970 and $323,261 respectively of commission income as part of Other Income (Expense). In presenting the Company's condensed consolidated statement of income and other comprehensive income for the three and nine months ended September 30, 2010, the Company has reclassified the commission income to revenue.

Recently issued Accounting Pronouncements

        In April 2010, the Financial Accounting Standards Board (FASB) issued new accounting guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This standard is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010. Early adoption is permitted; however, adoption of this guidance as of a date other than January 1, 2011 will require the Company to apply this guidance retrospectively effective as of January 1, 2010 and will require disclosure of the effect of this guidance as applied to all previously reported interim periods in the fiscal year of adoption. As the Company plans to implement this standard prospectively, the effect of this guidance will be limited to future transactions. The Company does not expect adoption of this standard to have a material impact on its financial position or results of operations as it has no material research and development arrangements which will be accounted for under the milestone method.

        In April 2010, the FASB issued new accounting guidance to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect adoption of this standard will have a material impact on its consolidated financial statements.

        In January 2010, the FASB issued new accounting guidance which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

presentation on a gross basis of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The guidance also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009. Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010. As this guidance requires only additional disclosure, there should be no impact on the consolidated financial statements of the Company upon adoption.

        In October 2009, a new accounting consensus was issued for multiple-deliverable revenue arrangements. This consensus amends existing revenue recognition accounting standards. This consensus provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. Previously the existing accounting consensus required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. Under the existing accounting consensus, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

        In June 2009, the FASB issued authoritative guidance on consolidation of variable interest entities. The new guidance is intended to improve financial reporting by requiring additional disclosures about a company's involvement in variable interest entities. This new guidance is effective for fiscal years and interim periods beginning after November 15, 2009. The Company adopted this guidance effective January 3, 2010, and it had no impact on the consolidated financial statements of the Company.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the Securities Exchange Commission (the "SEC") did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

3. INVENTORIES

        Inventories consist of the following at:

	September 30, 2010	December 31, 2009
	(unaudited)
Raw materials	$508,556	$635,536
Finished goods	826,166	257,073

	$1,334,722	$892,609

        The Company has contracts with coal mines to deliver coal for use in the production of CWSF. At times, the Company may make payments in advance of delivery and accounts for these prepayments as prepaid inventory. At September 30, 2010 and December 31, 2009, prepaid inventories totaled $5,644,695 and $5,453,095, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following at:

	September 30, 2010	December 31, 2009
	(unaudited)
Buildings	$2,869,114	$2,564,638
Plant and machinery	15,468,872	11,762,449
Office equipment	79,695	76,639
Motor vehicles	265,843	148,020

	18,683,524	14,551,746
Less: Accumulated depreciation and amortization	(3,620,043)	(1,994,055)

	$15,063,481	$12,557,691

        Depreciation expense for the nine months ended September 30, 2010 and 2009 was $1,564,103 and $1,069,850, respectively.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

5. CONVERTIBLE NOTES

        Convertible notes consist of the following at:

	September 30, 2010	December 31, 2009
	(unaudited)
10% convertible notes	$—	$10,217,000
Valuation discount	—	(8,601,975)

Convertible notes, net	—	1,615,025
Less current portion	—	—

Long term portion	$—	$1,615,025

        In July 2009, the Company issued $11,592,000 of 10% senior secured convertible notes (the "Notes") and issued warrants (the "Warrants") to purchase up to 3,050,526 shares of common stock of the Company in a private placement. The Notes bore interest at 10% per annum, were due in 2012, were unsecured, and were personally guaranteed by the Company's Chief Executive Officer and certain shareholders. The holders of the Notes had the right at any time to convert all or part of the outstanding principal amount of the Notes and any accrued and unpaid interest into common shares of the Company at the then effective conversion price, initially set at $1.90 per share. In 2009, $1,375,000 of the convertible notes was converted at the stated conversion price of $1.90 per share into 723,684 shares of the Company's common stock. During the first quarter of 2010, the balance of the notes of $10,217,000 was converted at the stated conversion price of $1.90 per share into 5,377,368 shares of the Company's common stock. On March 5, 2010, the Company issued 266,387 shares of common stock to all holders of notes outstanding as of March 5, 2010, as consideration for their forfeiture of certain rights and interest payments. The fair value of the additional 266,387 shares of common stock was $1,864,701 on the date the shares were issued, and is included in interest expense in the accompanying September 30, 2010 condensed consolidated financial statements.

        At December 31, 2009, the Company had recorded a derivative liability of $28,404,181 related to the conversion feature of the convertible notes. When the notes converted, the derivative liability was extinguished and a gain on extinguishment of the derivative was recorded. Also upon conversion, the unamortized balance of the note discount of $8,601,975 was fully amortized and included an interest expense in the accompanying condensed consolidated financial statements.

6. MORTGAGE PAYABLE

        In January 2010 the Company agreed to purchase an office space for approximately $255,000. The Company paid a deposit of approximately $90,000 and the balance was financed by a mortgage in the amount of approximately $165,000. The mortgage term commenced on July 1, 2010, is secured by the office space, and being amortized over a 20 year term, with a fixed interest rate of 4.46%, with payments due of approximately $1,000 per month.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

7. DERIVATIVE LIABILITIY

        At September 30, 2010 and December 31, 2009, derivative liabilities were made up of the following valued based on the Black-Scholes-Merton and Monte-Carlo valuation techniques with the following assumptions:

	September 30, 2010	December 31, 2009
	(Unaudited)
Conversion feature:
Risk-free interest rate	—	1.5%
Expected volatility	.—	148.47%
Expected life (in years)	—	2.75 years
Expected dividend yield	—	—
Warrants:
Weighted average risk-free interest rate	0.37%	1.32%
Expected volatility	145.58%	148.47%
Expected weighted average life (in years)	1.70 years	2.81 years
Expected dividend yield	0	0
Fair Value:
Conversion feature	$—	$28,404,181
Warrants	19,101,337	16,752,858

	$19,101,337	$45,157,039

        The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the historical volatility of its common stock. The expected life of the instruments is determined by the expiration date of the instrument. The expected dividend yield was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.

        At December 31, 2009, the Company had recorded a derivative liability of $28,404,181 related to the conversion feature of the convertible notes. When the notes converted, the derivative liability was extinguished and a gain on extinguishment of the derivative was recorded. For the three months ended September 30, 2010 and 2009, change in derivative liability was $(970,813) and $(7,035,248), respectively. For the nine months ended September 30, 2010 and 2009, change in derivative liability was $(2,348,479) and $(8,236,238), respectively.

8. COMMON STOCK

        During the nine months ended September 30, 2010, the Company issued 5,377,368 shares of common stock upon conversion of $10,217,000 of convertibles notes. On March 5, 2010, the Company issued 266,387 shares of common stock to all holders of notes outstanding as of March 5, 2010, as consideration for their forfeiture of certain rights and interest payments. The fair value of the additional 266,387 shares of common stock was $1,864,701 on the date the shares were issued, and is

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

8. COMMON STOCK (Continued)

included in interest expense in the accompanying September 30, 2010 condensed consolidated financial statements.

        During the nine months ended September 30, 2010, the Company issued 98,342 shares of common stock upon exercise of options and warrants for total proceeds of $263,256.

        During the nine months ended September 30, 2010, warrants to purchase 394,737 shares of the Company's common stock were exercised on a cashless basis, and pursuant to the warrant agreement, the Company issued 199,531 shares of the Company's common stock. The Company did not receive any cash proceeds from the cashless exercise.

9. WARRANTS AND OPTIONS

        The following table summarizes warrant and option activity for the nine months ended September 30, 2010:

	Number of Shares underlying Warrants and Options	Weighted Average Exercise Price
Warrants and options outstanding at January 1, 2010	4,413,744	$2.51
Warrants and options granted	65,000	$7.25
Warrants and options exercised	(493,079)	$2.82
Warrants and options expired	(287,130)	$1.50

Warrants and options outstanding at September 30, 2010	3,698,535	$2.64

        The following table summarizes information about warrants and options outstanding at September 30, 2010:

Outstanding Warrants and Options			Exercisable Warrants and Options
Exercise price	Number of shares underlying warrants and options	Weighted average remaining contractual life (years)	Number of shares underlying warrants and options exercisable	Weighted average exercise price
$1.50	603,303	0.96	603,303	$1.50
$2.28	427,074	2.08	427,074	$2.28
$2.85	2,603,158	1.75	2,603,158	$2.85
$4.35	10,000	1.37	10,000	$4.35
$5.70	5,000	2.55	5,000	$5.70
$7.98	50,000	1.70	—	$—

$2.64	3,698,535		3,648,535	$2.57

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

9. WARRANTS AND OPTIONS (Continued)

        At September 30, 2010, the aggregate intrinsic value of the warrants and options outstanding and exercisable was $11,828,306.

        At September 30, 2010, warrants exercisable into 3,633,535 shares of common stock with an initial exercise price ranging from $1.50 to $2.85 per share, are subject to full ratchet anti-dilution adjustments in the event that the Company issues additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable Conversion Price or the Exercise Price.

        On February 12, 2010, the Company granted to its Chief Financial Officer an option to purchase 10,000 shares of common stock. The options have an exercise price of $4.35 per share, an expiration date of 2 years from the date of grant, and vested immediately. The Company determined the fair value of the options on the date of grant was $18,152 using the Black-Scholes option pricing model with the following assumptions: expected volatility, 114.53%; risk-free interest rate, 0.38%; expected weighted average life, 1 year; and expected dividend yield, 0%. The Company has recorded $18,152 as fair value of the options granted during the nine months ended September 30, 2010.

        On June 11, 2010, the Company granted to its Corporate Development consultant an option to purchase 50,000 shares of common stock. The options vest upon the completion of a public offering of the Company's common stock, have an exercise price of $7.98 per share and an expiration date of 2 years from the grant date. During the nine months ended September 30, 2010, the Company did not complete a public offering of its common stock and no expense was recognized related to these options.

        On August 24, 2010, the Company granted to one of its employees an option to purchase 5,000 shares of common stock. The options have an exercise price of $5.70 per share, an expiration date of 2.75 years from the date of grant, and vested immediately. The Company determined the fair value of the options on the date of grant was $16,000 using the Black-Scholes option pricing model with the following assumptions: expected volatility, 93.58%; risk-free interest rate, 0.38%; expected weighted average life, 2.75 years; and expected dividend yield, 0%. The Company has recorded $16,000 as fair value of the options granted during the nine months ended September 30, 2010.

10. INCOME TAXES

        Companies in the PRC are generally subject to PRC Enterprise Income Tax at a uniform tax rate of 25% under the China's Unified Enterprise Income Tax Law ("New EIT Law"), which took effect on January 1, 2008. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential EIT treatment. Accordingly, Shenyang Suo'ang New Energy is subject to the uniform tax rate of 25%. Shaanxi Suo'ang New Energy is entitled to a two year tax holiday for 2007 and 2008 and a 50% reduction on its EIT rate for the years 2009, 2010 and 2011.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

10. INCOME TAXES (Continued)

        The Company has not recorded a provision for U.S. federal income tax for the three and nine month period ended September 30, 2010 and 2009 due to a net operating loss carry forward in the United States of America. At September 30, 2010 and 2009, the Company had net operating loss carryforwards in the United States of America of approximately $2,600,000 and $1,000,000, respectively, which begin to expire in 2028. The deferred tax asset created by the net operating loss has been offset by a 100% valuation allowance. At September 30, 2010 and 2009, there were no other significant deferred tax assets or deferred tax liabilities.

        Income tax expense consists of the following for the:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Current-PRC Enterprise Income Tax	$1,349,424	$463,050	$4,640,556	$1,055,718
Deferred tax	—	—	—	—

Total income tax expense	$1,349,424	$463,050	$4,640,556	$1,055,718

        The following table reconciles the U.S. statutory rates to the Company's effective tax rate for the:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
U.S. statutory rate	34%	(34)%	34%	(34)%
Permanent differences	5%	37%	(13)%	43%
Tax holiday	(9)%	(1)%	(3)%	(3)%
Effect of statutory rate differential	(11)%	(3)%	(6)%	(10)%

Effective tax rate	19%	(1)%	12%	(4)%

        Permanent differences are related to gain (loss) on change in the value of derivatives and the extinguishment of the derivatives liabilities.

        Effective January 1, 2007, the Company adopted authoritative guidance issued by the FASB for uncertainty in income taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

10. INCOME TAXES (Continued)

and requires increased disclosures. At the date of adoption, and as of September 30, 2010, the Company does not have a liability for unrecognized tax uncertainties except as described below. The Company and its Chinese subsidiaries have never been subject to a tax examination and all years are open to examination by the tax authorities.

        The Company was delinquent in filing its U.S. federal income tax returns for its taxable years ended September 30, 2007 and 2008 and information reports for its bank accounts located in the PRC for 2006, 2007, and 2008. There is no U.S taxable income for the applicable years and the Company believes that its failure to file the information reports was not willful. Accordingly, no provision has been made for U.S. income taxes and the Company has recorded its estimate of total penalties that may be assessed for the delinquent U.S. tax returns and reports in the accompanying condensed consolidated financial statements.

        The Company enjoys certain tax holidays under the New EIT Law. For the three and nine months ended September 30, 2010, the tax holidays decreased income tax expense by approximately $633,000 and $1,376,000, respectively, and the benefit of the tax holiday on net income per share (basic) was approximately $0.04 and $0.09, respectively. For the three and nine months ended September 30, 2009, the tax holidays decreased income tax expense by approximately $223,000 and $782,000, respectively, and the benefit of the tax holiday on net income per share (basic) was approximately $0.02 and $0.08, respectively.

11. RELATED PARTY TRANSACTIONS

        Amounts due to related parties consisted of the following at:

	September 30, 2010	December 31, 2009
	(unaudited)
Due to executive officer and director:
Mr. Baowen Ren	$73,456	$73,466

        Amounts due to executive officer and director are non-interest bearing, unsecured, and due on demand.

12. COMMITMENTS

Guangdong facility

        In August 2010, we have entered into an agreement with an unrelated company in Dongguan, Guangong Province to purchase a land use right for approximately 5 acres of land and a production factory for approximately $5,550,000 (RMB 37,200,000). At September 30, 2010, we had made an initial deposit of approximately $555,000 which is included in Deposits and Prepayments in the accompanying condensed consolidated financial statements. The factory is undergoing refurbishment.

Sino Clean Energy Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

For the Nine Months Ended September 30, 2010 (Unaudited)

12. COMMITMENTS (Continued)

The balance of the purchase price will be due when refurbishment is completed, which is expected to occur by the end of December 2010.

        In September 2010, we entered into an agreement to purchase two production lines with capacity for processing 300,000 tons of CWSF annually in Guangdong for approximately $5,372,000 (RMB 36,000,000). At September 30, 2010, we had made an initial deposit of approximately $1,612,000 which is included in Deposits and Prepayments in the accompanying condensed consolidated financial statements. The balance of the purchase price will be due when the productions lines are completed and in service, which is expected to occur by the end of December 2010.

Tongchuan facility

        We have entered into an agreement with Tongchuan City Investment and Development Co., Ltd. ("TCID") to develop a new heat supply company for the purpose of providing heating for the new district in Tongchuan. TCID has stated that 15 new heat supply plants will need to be built to supply an area of 16.4 million square meters. The first three plants are expected to be built and operational by the end of 2010, with the remaining plants expected to be completed over the following five to seven years. The newly formed heat supply company will require an investment of $12.5 million by TCID, for which it will receive an 85% stake in the new company, and $2.2 million by Suo'ang New Energy, for which it will receive a 15% stake in the new company. As of November 11, 2010, we have not made any investment in the heat supply company, but plan to make an investment of approximately $300,000 by the end of 2010, which represents 15% of the estimated costs of the three plants expected to be operational by the end of 2010.

Nanning facility

        In November 2009, through our subsidiary, Suoke Clean Energy, we entered into a memorandum of understanding with the local government of Nanning, Guangxi Province, pursuant to which we plan to establish a 500,000 metric ton per annum CWSF production facility in the city of Nanning. We expect to commence construction on the facility in early 2011, with a view to commencing commercial production in the first half of 2011. As of November 11, 2010, we have not entered into any contracts or commitments related to the Nanning facility construction.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Sino Clean Energy Inc.

        We have audited the accompanying consolidated balance sheets of Sino Clean Energy Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders' equity (deficiency), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sino Clean Energy Inc. and Subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests and for determining if certain instruments (or embedded features) are indexed to its own stock effective January 1, 2009.

WEINBERG & COMPANY, P.A.

/s/ WEINBERG & COMPANY, P.A.
Los Angeles, California
April 5, 2010

Sino Clean Energy Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in U.S. Dollars)

	December 31, 2009	December 31, 2008
ASSETS
Current assets
Cash and cash equivalents	$18,302,558	$3,914,306
Accounts receivable, net	3,655,473	899,629
Inventories	892,609	45,068
Prepaid inventories	5,453,095	1,996,584
Prepaid expenses	259,627	86,958
Refundable advance	–	731,861
Government grant receivable	–	146,314
Other receivables	65,584	16,986
Tax recoverable	138,495	–
Prepaid land use right – current portion	38,739	38,703

Total current assets	28,806,180	7,876,409
Property, plant and equipment, net	12,557,691	9,394,416
Land use right – non current portion	1,778,562	1,804,277
Prepayments and deposits	729,328	994,395
Goodwill	762,018	762,018
Deferred debt issuance cost	–	274,278

Total assets	$44,633,779	$21,105,793

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Convertible notes net of discount	$–	$383,490
Accounts payable and accrued expenses	2,672,211	1,004,999
Taxes payable	1,577,249	305,903
Amount due to directors	73,466	465,049
Derivative liabilities	16,752,858	–

Total current liabilities	21,075,784	2,159,441
Convertible notes, net of discount	1,615,025	–
Derivative liabilities	28,404,181	–

Total liabilities	51,094,990	2,159,441

Commitments and Contingencies
Shareholders' Equity (Deficiency)
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $0.001 par value, 30,000,000 shares authorized, 10,849,863 and 9,218,175 issued and outstanding as of December 31, 2009 and 2008 respectively	10,850	9,218
Additional paid-in capital	25,432,804	12,779,513
(Accumulated deficit) Retained earnings	(35,802,987)	3,686,087
Statutory reserves	1,758,553	348,309
Accumulated other comprehensive income	2,139,569	2,123,225

Total shareholders' equity (Deficiency)	(6,461,211)	18,946,352

Total liabilities and shareholders' equity (deficiency)	$44,633,779	$21,105,793

See accompanying notes to the consolidated financial statements

Sino Clean Energy Inc. and Subsidiaries

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

For the years ended December 31, 2009 and 2008

(Amounts expressed in U.S. Dollars)

	Years Ended December 31,
	2009	2008
Revenue	$46,012,353	$14,253,989
Cost of goods sold	(28,922,846)	(9,266,832)

Gross profit	17,089,507	4,987,157
Selling expenses	1,125,884	13,128
General and administrative expenses	1,796,032	554,766

Income from operations	14,167,591	4,419,263

Other income (expenses)
Interest expense	(4,937,441)	(566,752)
Expense related to escrow shares	(11,125,071)	(676,466)
Rental income, net of outgoings	–	78,691
Interest income	43,285	27,397
Extinguishment of derivative liability	7,046,556	–
Change in fair value of derivative liabilities	(12,770,113)	–
Cost of private placement	(24,977,114)	–
Sundry income (expenses)	(29,293)	–
Gain on disposal of property	–	33,069
Government grant	–	141,501

Total other income (expenses)	(46,749,191)	(962,560)

(Loss) Income before provision for income taxes	(32,581,600)	3,456,703
Provision for income taxes	2,243,088	105,249

Net (loss) income	(34,824,688)	3,351,454
Net income allocated to non-controlling interest	–	(351,849)

Net (loss) income allocated to Sino Clean Energy Inc.	(34,824,688)	2,999,605
Other comprehensive income
Foreign currency translation adjustment	16,344	962,127

Comprehensive (loss) income	$(34,808,344)	$3,961,732

Weighted average number of shares outstanding
– Basic	9,792,922	8,716,962

– Diluted	9,792,922	8,816,208

(Loss) Income per common share
– Basic	$(3.56)	$0.34

– Diluted	$(3.56)	$0.34

See accompanying notes to the consolidated financial statements

Sino-Clean Energy Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

For the years ended December 31, 2009 and 2008

	Common Stock				Retained earnings (Accumulated deficit)	Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserve
	Share	Amount					Total
Balance, January 1, 2008	8,468,175	$8,468	$9,229,388	$348,309	$686,482	$1,161,098	$11,433,745
Fair value of shares issued for acquisition of minority interest	750,000	750	1,499,250	–	–	–	1,500,000
Fair value of warrant issued for debt issuance fee	–	–	30,759	–	–	–	30,759
Fair value of warrant issued with convertible notes	–	–	1,335,650	–	–	–	1,335,650
Expense related to escrow shares	–	–	676,466	–	–	–	676,466
Fair value of vested stock options	–	–	8,000	–	–	–	8,000
Foreign currency translation gain	–	–	–	–	–	962,127	962,127
Net income	–	–	–	–	2,999,605	–	2,999,605

Balance, December 31, 2008	9,218,175	9,218	12,779,513	348,309	3,686,087	2,123,225	18,946,352
Reclassification of warrants and conversion feature to derivative liability	–	–	(1,335,650)	–	(3,254,142)	–	(4,589,792)

Balance, January 1, 2009 as adjusted	9,218,175	9,218	11,443,863	348,309	431,945	2,123,225	14,356,560
Fair value of shares issued for service	233,300	233	454,702	–	–	–	454,935
Common stock issued upon conversion of convertible notes and accrued interest	1,398,388	1,399	2,409,168	–	–	–	2,410,567
Expense related to escrow shares	–	–	11,125,071	–	–	–	11,125,071
Net loss	–	–	–	1,410,244	(36,234,932)	–	(34,824,688)
Foreign currency translation gain	–	–	–	–	–	16,344	16,344

Balance, December 31, 2009	10,849,863	$10,850	$25,432,804	$1,758,553	$(35,802,987)	$2,139,569	$(6,461,211)

See accompanying notes to the consolidated financial statements

Sino Clean Energy Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(Amounts expressed in U.S. Dollars)

	Year ended December 31,
	2009	2008
Cash flows from operating activities:
Net income (loss)	$(34,824,688)	$3,351,454
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation & amortization	1,530,238	253,826
Amortization of discount on convertible notes	3,942,185	383,490
Amortization of deferred debt issuance costs	274,278	114,234
Fair value of vested stock options	–	8,000
Gain on sale of leasehold	–	(33,069)
Fair value of shares issued for services	454,935	–
Expense related to escrow shares	11,125,071	676,466
Cost of private placement	24,977,114	–
Change in fair value of derivative liabilities	12,770,113	–
Extinguishment of derivative liability	(7,046,556)	–
Change in operating assets and liabilities:
Accounts receivable	(2,755,844)	233,367
Receipt of government grants	146,314	264,686
Inventories	(847,541)	(1,282)
Prepaid inventories	(3,456,511)	(271,210)
Prepaid expenses	(172,669)	25,256
Refundable advance	731,861	(695,017)
Other receivables	(48,598)	154,861
Tax recoverable	(138,495)	–
Accounts payable and accrued expenses	1,759,335	27,822
Taxes payable	1,271,346	161,226
Assets on discontinued operation
Other receivables	–	141,795

Net cash provided by operating activities	9,691,888	4,795,905

Cash flows from investing activities:
Prepayments and deposits	265,067	(118,992)
Proceeds from sale of leasehold	–	1,024,465
Purchase of property, plant and equipment	(4,654,910)	(6,225,019)

Net cash used in investing activities	(4,389,843)	(5,319,546)

Cash flows from financing activities:
Repayment of amount due to a director	(391,583)	–
Repayment from a director	–	370,478
Advance from a director	–	70,000
Deferred debt issuance costs	–	(357,753)
Proceeds from issuance of convertible notes	9,874,370	1,335,650
Payment of convertible notes	(400,000)	–

Net cash provided by financing activities	9,082,787	1,418,375

Effect of foreign currency translation	3,420	187,440

Net increase in cash and cash equivalents	14,388,252	1,082,174
Cash and cash equivalents, beginning of year	3,914,306	2,832,132

Cash and cash equivalents, end of year	$18,302,558	$3,914,306

Sino Clean Energy Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2009 and 2008

(Amounts expressed in U.S. Dollars)

	Year ended December 31,
	2009	2008
Supplemental Disclosure Information
Interest paid	$623,960	$–
Income taxes paid	1,035,818	24,760
Supplemental non-cash investing and financing activities
Conversion of convertible notes and accrued interest into common stock	2,410,567	–
Allocation of derivative liability to note discount	11,592,000
Cumulative effect of change in accounting principle upon adoption of new accounting pronouncement on January 1, 2009, reclassification of warrants and conversion feature to derivative liability	4,589,792	–
Fair value of warrants and beneficial conversion feature related to issuance of convertible notes	–	1,335,650
Fair value of warrant issued for debt issuance fee	–	30,759
Issuance of common stock for minority interest	–	1,500,000

See accompanying notes to the consolidated financial statements

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

1. ORGANIZATION AND BUSINESS ACTIVITIES

Overview

        Sino Clean Energy Inc. (sometimes referred to in this annual report as "Company", "we" or "our") is a holding company that, through its subsidiaries, based upon total party sales revenue in China, is a leading third party producer and distributor of coal-water slurry fuel ("CWSF") in China. CWSF is a clean fuel that consists of fine coal particles suspended in water with chemical additives. Our CWSF products are mainly used to fuel boilers and furnaces to generate steam and heat for residential and industrial applications. We sell our products in China and our customers include industrial, commercial, residential and government organizations. Our strong reputation in the CWSF industry in China, together with our established track record for consistently delivering products in large quantities, has enabled us to expand our customer base. We primarily use washed coal to produce CWSF. We acquire the raw materials for each of our production facilities primarily from three nearby coal mines. We have established strong relationships with our suppliers and our ability to purchase large quantities of raw materials has allowed us to achieve favorable pricing and delivery terms.

        Until November 12, 2009, all of our business operations were conducted through Shaanxi Suo'ang Biological Science & Technology Co., Ltd., a PRC company ("Suo'ang BST") that we controlled through contractual arrangements designed to comply with the law of People's Republic of China ("PRC" or "China") and Suo'ang BST's PRC subsidiary, Shaanxi Suo'ang New Energy Enterprise Co., Ltd. ("Suo'ang New Energy"). Beginning in June 2009, we effected a reorganization of our corporate structure in order to make Suo'ang New Energy wholly owned. Pursuant to such reorganization, our business is now operated by Suo'ang New Energy through our indirect wholly-owned subsidiary Tongchuan Suoke Clean Energy Co., Ltd., a PRC limited liability company ("Suoke Clean Energy"), which is incorporated under PRC law and wholly owned by Wiscon Holdings Limited, a Hong Kong company ("Wiscon"), our directly owned Hong Kong subsidiary/holding company, which was incorporated in 2006 and acquired by us in June 2009. On September 27, 2009, we received approval from the Tongchuan Bureau of Commerce for the transfer of all of Suo'ang New Energy's equity interests to Suoke Clean Energy. With the approval, Suo'ang New Energy has become a "domestic PRC enterprise wholly-owned by a wholly-foreign owned enterprise." Registration of the approval with the Tongchuan Administration of Industry and Commerce, the final step in completing this reorganization, was completed on November 12, 2009. On October 12, 2009, Suo'ang New Energy established Shenyang Suo'ang Energy Co., Ltd., a wholly-owned PRC subsidiary ("Shenyang Energy"), to conduct the CWSF business in Shenyang, Liaoning province.

Corporate Organization and History

        We were originally incorporated in Texas as "Discount Mortgage Services, Inc." on July 11, 2000. In September 2001, we purchased Endo Networks, Inc., a Canadian software developer, and changed our name to "Endo Networks, Inc." on November 5, 2001. We re-domiciled to the State of Nevada on December 13, 2001.

        On October 20, 2006 we consummated a share exchange transaction with Hangson, a British Virgin Islands company, the stockholders of Hangson and a majority of our stockholders. We issued a

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

1. ORGANIZATION AND BUSINESS ACTIVITIES (Continued)

total of 2,600,000 shares of our common stock to the Hangson Stockholders and a consultant in the transaction, in exchange for 100% of the common stock of Hangson. As a result of the transaction we became engaged in the CWSF business, through the operations of Suo'ang BST and Suo'ang New Energy. On January 4, 2007, we changed our name from "Endo Networks, Inc." to "China West Coal Energy Inc.", and then on August 15, 2007, we changed our name again to our present name, Sino Clean Energy Inc.

        Hangson did not conduct any substantive business operations of its own, but from August 2006 to June 30, 2009, controlled Suo'ang BST, a PRC company and Suo'ang BST's 80%-owned subsidiary Suo'ang New Energy. From June 30, 2008 to November 12, 2009 Hangson was entitled to acquire 20% of Suo'ang New Energy, however, Mr. Peng Zhou, a member of our board of directors, remained as record shareholder of Suo'ang New Energy. Hangson controlled Suo'ang BST through a series of contractual arrangements.

        Beginning in June 2009, we effected a reorganization of our corporate structure in order to make Suo'ang New Energy a wholly-owned subsidiary (see above).

        On December 31, 2009, we entered into a series of termination agreements to terminate the contractual arrangements by and among Suoke Clean Energy, Suo'ang BST and certain stockholders of Suo'ang BST. We no longer needed to keep such contractual arrangements in place due to the fact that Suo'ang BST was no longer engaged in any substantial business operations. In connection with the termination agreements, certain assets held by Suo'ang BST, such as, office equipment, vehicles, bank deposits, and accounts receivable, were transferred to Suoke Clean Energy. Employees of Suo'ang BST signed new employment contracts with Suoke Clean Energy. All rights and obligations under certain business operation agreements and research and development contracts between Suo'ang BST and third parties were assigned to Suo'ang New Energy.

        On December 31, 2009, Hangson transferred all of its equity interests in Wiscon to us since Hangson had no substantive operations of its own after the transfer and termination of the contractual arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change in accounting principle

        On January 1, 2009, the Company adopted authoritative guidance issued by the FASB which affects the accounting for warrants and many convertible instruments. The Company determined the warrants and convertible debt issued in 2008 and 2009 contained re-set provisions that preclude them from being indexed to the Company's own stock. As a result, the warrants and conversion feature previously classified in equity were reclassified to derivative liabilities (see Note 9).

        On January 1, 2009, the Company adopted authoritative guidance issued by the FASB on noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for a noncontrolling (minority) interest in a subsidiary and for the deconsolidation

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership in the consolidated entity that should be reported as equity in the consolidated financial statements. The adoption of this did not have any material impact on the Company's financial condition and results of operations. However, it did impact the presentation and disclosure of noncontrolling (minority) interests in the Company's consolidated financial statements. The presentation and disclosure requirements were retrospectively applied to the consolidated financial statements. As such, all prior periods presented have been conformed to current year's presentation.

Basis of presentation and consolidation

        The accompanying consolidated financial statements have been prepared in accordance with GAAP.

        The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries Wiscon, Tongchuan Suoke Clean Energy, Shaanxi Suo'ang New Energy and Shenyang Suo'ang Energy. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Revenue recognition

        Revenues of the Company are from sales of CWSF.

        Sales are recognized when the following four revenue criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured. Revenues are presented net of value added tax ("VAT"). In our revenue arrangements, physical delivery is the point in time when customer acceptance occurs since title and risk of loss are transferred to the customer. No return allowance is made as products are normally not returnable upon acceptance by the customers.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and bank deposits. For financial reporting purpose, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Cash denominated in Renminbi ("RMB") with a US dollar equivalent of $16,535,672 and $3,887,595 at December 31, 2009 and 2008, respectively, was held in accounts at financial institutions located in the PRC. The Company and its subsidiaries and former VIE have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Accounts receivable

        Accounts receivable are recognized and carried at original invoiced amount less an allowance for any uncollectible accounts. The Company uses the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Under the aging method, bad debts determined by management are based on historical experience as well as the current economic climate and are applied to customers' balances categorized by the number of months the underlying invoices have remained outstanding. The valuation allowance balance is adjusted to the amount computed as a result of the aging method. When facts subsequently become available to indicate that an adjustment to the allowance should be made, this is recorded as a change in estimate in the current year. As of December 31, 2009 and 2008, accounts receivable were net of allowances of zero and zero, respectively.

Inventories

        Inventories are stated at the lower of cost, as determined on a weighted average basis, or net realizable value. Costs of inventories include purchase and related costs incurred in bringing the products to their present location and condition.

Property, plant and equipment

        Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

        Depreciation or amortization for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 – 40 years
Leasehold improvements	the shorter of the useful life or the lease term
Plant and machinery	10 years
Office equipment	5 years
Motor vehicles	3 years

Land use rights

        According to the law of China, the government owns all the land in China. Companies or individuals are authorized to possess and use the land only through land use rights granted by the

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Chinese government. Land use rights are being amortized using the straight-line method over the related lease term of 50 years.

Goodwill

        The Company accounts for acquisition of a business in accordance with guidance issued by the Financial Accounting Standards Board ("FASB), which may result in the recognition of goodwill. Goodwill is related to the Company's acquisition of 20% minority interest in Suo'ang New Energy on June 30, 2008. Goodwill is not amortized. Rather, goodwill is assessed for impairment at least annually. The Company tests goodwill by using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. Based on management's assessment, there were no indicators of impairment of recorded goodwill as of December 31, 2009 or 2008, respectively.

Long-lived Assets

        The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

        Based upon management's assessment, there were no indicators of impairment of the Company's long lived assets as of December 31, 2009 or 2008.

Comprehensive income

        Under authoritative guidance of the FASB on reporting comprehensive income, disclosure of all components of comprehensive income and loss on an annual and interim basis is required. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company had other comprehensive income of $16,344 and $962,127 for the years ended December 31, 2009 and 2008, respectively, from foreign currency translation adjustments.

Fair value of financial instruments

        Effective January 1, 2008, fair value measurements are determined by the Company's adoption of authoritative guidance issued by the FASB, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities as permitted. The adoption of the authoritative guidance did not have a material impact on the Company's fair value measurements. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  Level 1 – Quoted prices in active markets for identical assets or liabilities.

  Level 2 – Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

  Level 3 – Unobservable inputs based on the Company's assumptions.

        The Company is required to use observable market data if such data is available without undue cost and effort.

        The following table presents certain investments and liabilities of the Company's financial assets measured and recorded at fair value on the Company's consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2009 :

	Level 1	Level 2	Level 3	Total
Fair value of convertible note conversion feature	$–	$–	$28,404,181	$28,404,181
Fair value of warrants	–	–	16,752,858	16,752,858

	$–	$–	$45,157,039	$45,157,039

        See Notes 8 and 9 for more information on these financial instruments.

Derivative financial instruments

        The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based derivative financial instruments, the Company uses both the Black-Scholes-Merton and Binomial option pricing models to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Stock based compensation

        The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options vest and expire according to terms established at the grant date.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per common share

        Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The diluted earnings (loss) per share calculation gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method for warrants and options and the if-converted method for convertible debentures.

        As of December 31, 2009, common stock equivalents were composed of options convertible into 10,000 shares of the Company's common stock, warrants convertible into 4,403,743 shares of the Company's common stock, and debentures convertible into 5,377,368 shares of the Company's common stock. As of December 31, 2008, common stock equivalents were composed of options convertible into 10,000 shares of the Company's common stock, warrants convertible into 926,143 shares of the Company's common stock and debentures convertible into 890,433 shares of the Company's common stock.

        The following is a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share.

	Year Ended December 31,
	2009	2008
Numerator
Net income (loss)	$(34,824,688)	$2,999,605

Denominator
Weighted average shares outstanding-basic	9,792,922	8,716,962
Effect of dilutive instruments:
Warrants	–	99,246

Weighted average shares outstanding-diluted	9,792,922	8,816,208

Foreign currency translation

        The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rate as of balance sheet date. Income and expenditures are translated at the average exchange rate of the period.

	2009	2008
Year end RMB : US$ exchange rate	6.8282	6.8346
Average yearly RMB : US$ exchange rate	6.831	7.0671

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

Income taxes

        The Company uses the asset and liability approach for financial accounting and reporting for income taxes that allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Concentrations

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and unsecured trade accounts receivable.

        For the year ended December 31, 2009, one customer accounted for 14% of sales. For the year ended December 31, 2008, four customers accounted for 48% of total sales (14%, 13%, 11%, and 10% respectively). There were no other customers who accounted for 10% or more of sales in 2009 or 2008.

        At December 31, 2009, there were no customers who accounted for 10% or more of the total balance of accounts receivable. At December 31, 2008, four customers accounted for 76% of accounts receivable (23%, 19%, 18%, and 16%, respectively).

        For the year ended December 31, 2009, two vendors accounted for 98% of total purchases (87% and 11%, respectively). For the year ended December 31, 2008, one vendor accounted for 85% of total purchases.

Economic and Political Risks

        The Company's operations are conducted in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

        The Company's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations,

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Reclassifications

        In presenting the Company's consolidated balance sheet at December 31, 2008, and statement of cash flows for the year ended December 31, 2008, the Company presented $994,395 of prepayments and other deposits as current assets and their cash flows of $188,332 as operating cash flows. In presenting the Company's consolidated balance sheet at December 31, 2009, and statement of cash flows for the year ended December 31, 2009, the Company has reclassified the prepayments and other deposits as long term assets and their cash flows as investing cash flows in the accompanying December 31, 2008 financial statements.

        In presenting the Company's consolidated balance sheet at December 31, 2008, the Company presented $731,861 refundable advance receivable as a prepayment and other deposit. In presenting the Company's consolidated balance sheet at December 31, 2009, the Company has reclassified the balance of $731,861 to refundable advance in the accompanying December 31, 2008 financial statements.

        In presenting the Company's consolidated statement of operations for the year ended December 31, 2008, the Company presented $468,864 of commission income as part of Other Income (Expense). In presenting the Company's consolidated statement of operations for the year ended December 31, 2009, the Company has reclassified the $468,864 to revenue in the accompanying consolidated statement of operations for the year ended December 31, 2008.

Recently issued accounting pronouncements

        In June 2009, the FASB issued authoritative guidance on accounting standards codification and the hierarchy of generally accepted accounting principles ("GAAP") effective for interim and annual reporting periods ending after September 15, 2009. The FASB accounting standards codification ("ASC, "Codification") has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. However, rules and interpretive releases of the SEC issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. Beginning with the quarter ended September 30, 2009, all references made by the Company to GAAP in its condensed consolidated financial statements use the Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, it does not have an impact on our financial position, results of operations and cash flows.

        In June 2009, the FASB updated the principle for the consolidation of variable interest entities. Among other things, the update replaces the calculation for determining which entities, if any, have a controlling financial interest in a variable interest entity (VIE) from a quantitative based risks and rewards calculation, to a qualitative approach that focuses on identifying which entities have the

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. The update also requires ongoing assessments as to whether an entity is the primary beneficiary of a VIE (previously, reconsideration was only required upon the occurrence of specific events), modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures about a company's involvement in VIE's. This update will be effective for fiscal years beginning after November 15, 2009. The Company does not currently believe that the adoption of this update will have any effect on its consolidated financial position and results of operations.

        In October 2009, the FASB issued authoritative guidance on revenue recognition that will become effective for us beginning July 1, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We believe the adoption of this new guidance will not have a material impact on our financial statements.

        Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

3. INVENTORIES

        Inventories consist of the following at:

	December 31, 2009	December 31, 2008
Raw materials	$634,751	$18,290
Packing materials	785	2,193
Finished goods	257,073	24,585

	$892,609	$45,068

Prepaid Inventories

        The Company has a contract with a coal mine to deliver coal for use in the production of coal-water mixture. At times, the Company may make payments in advance of delivery and accounts

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

3. INVENTORIES (Continued)

for these prepayments as prepaid inventory. At December 31, 2009 and December 31, 2008, prepaid inventories totaled $5,453,095 and $1,996,584, respectively.

4. PREPAYMENTS AND LONG TERM DEPOSITS

        Prepayments and long term deposits consist of the following at December 31,

	2009	2008
Prepayment for construction in progress and machinery purchases	$51,258	$306,075
Deposit for boiler purchases	678,070	688,320

	$729,328	$994,395

        The Company is an agent for Haizhong Boiler, which manufactures boilers to use with CWSF and receives commission from sales of boilers. The deposit for boiler purchases is to guarantee the purchases of boilers by the third party customers. Subsequent to December 31, 2009, all purchases subject to the guarantee had been collected by Haizhong.

5. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following at December 31,

	2009	2008
Construction in progress	$–	$153,169
Buildings	2,564,638	1,783,894
Plant and machinery	11,762,449	7,697,128
Office equipment	76,639	71,953
Motor vehicles	148,020	179,519

	14,551,746	9,885,663
Less: Accumulated depreciation and amortization	(1,994,055)	(491,247)

	$12,557,691	$9,394,416

        The depreciation expenses on property, plant and equipment for the year ended December 31, 2009 and 2008 were $1,504,559 and $207,674, respectively.

6. LAND USE RIGHT

        The Company has recorded as land use rights the costs paid to acquire a long-term interest to utilize the land underlying the building and production facility for its CWSF business. The land use rights are amortized on the straight-line method over the term of the land use rights of 50 years.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

6. LAND USE RIGHT (Continued)

        Land use right consists of the following at December 31,

	2009	2008
Cost	$1,936,976	$1,936,465
Less accumulated amortization	(119,675)	(93,485)

Net land use rights	$1,817,301	$1,842,980

        The expected amortization of the land use right over each of the next five years and thereafter is summarized as follows:

Year ending December 31,	Amount
2010	$38,739
2011	38,739
2012	38,739
2013	38,739
2014	38,739
Thereafter	1,623,606

$1,817,301

        The lease expenses on land use right for the years ended December 31, 2009 and 2008 was $25,679 and $35,759, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following at December 31,

	2009	2008
Accounts payable	$132,852	$22,344
Accrued operating expenses	847,975	417,598
Accrued staff welfare	235,167	153,334
Construction in progress payable	–	338,381
Accrued interest	22,112	–
Advance from customer	–	58,525
Due to contractors	1,434,105	14,817

	$2,672,211	$1,004,999

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

8. CONVERTIBLE NOTES

        Convertible notes consist of the following at:

	December 31, 2009	December 31, 2008
18% convertible debentures	$–	$1,335,650
10% convertible notes	10,217,000	–
Valuation discount	(8,601,975)	(952,160)

Convertible notes, net	1,615,025	383,490
Less current portion	–	(383,490)

Long term portion	$1,615,025	$–

18% convertible debentures

        On September 16, 2008 and September 19, 2008, the Company issued an aggregate of $1,335,650 of 18% convertible debentures (the "Debentures") and issued warrants (the "Warrants") to purchase up to 890,433 shares of common stock of the Company in a private placement to six investors. The Debentures bore interest at 18% per annum, matured in one year, were unsecured, and were personally guaranteed by the Company's Chief Executive Officer. The holders of the Debentures had the right at any time to convert all or part of the outstanding principal amount of the Debentures and any accrued and unpaid interest into common shares of the Company at the then effective conversion price, initially set at $1.50 per share.

        During the second and third quarters of 2009, five investors converted $935,650 principal balance of Debentures at the stated conversion price of $1.50 per share plus accrued interest of $76,405 into 674,704 shares of the Company's common stock. The Company paid off one investor with a $400,000 principal balance which was not converted. The balance of the related derivative for the conversion feature and warrants was recorded as extinguishment of derivative.

        The Warrants entitle the investors to purchase up to 890,433 shares of common stock (the "Warrant Shares") in the aggregate. The Warrants have an initial exercise price of $1.50 per share, subject to adjustments and limited to no lower than $0.50 per share. The Warrants are exercisable for three years from the date issued. 25% of the Warrant Shares vested immediately, and 5% of the Warrant Shares vest monthly beginning on October 31, 2008. The warrants vested in full upon the conversion or payment of the Debentures in the second and third quarters of 2009.

        The 890,433 Warrants were valued at $2,418,685 using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 0.62% to 1.21%; dividend yield of 0%; volatility factors of 94.67% to 99.91%; and an expected life of three years (statutory term). The Company also determined that the Debentures contained a conversion feature of $1,667,752. The value of the Debentures and conversion option are considered as debt discount. Total recorded debt discount cannot be greater than the face amount of the notes issued, and accordingly, the Company recorded a discount of $1,335,650 which was being amortized over the life of the Debentures on the effective interest method. For the year ended December 31, 2009, $753,025 of discount amortization

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

8. CONVERTIBLE NOTES (Continued)

is included in interest expense. The balance of the unamortized debt discount of $199,135 at the date the related Notes were converted or paid off was recorded as additional interest expense. At December 31, 2009 and 2008, the unamortized balance of the discount was zero and $952,160, respectively.

        The Company incurred cost of $357,753 directly associated with the issuance of the Debentures. The Company also issued warrants to purchase 35,710 shares of common stock as finder's fee, exercisable for two years at $2.50 per share, which vested immediately on the issuance date. The 35,710 warrants were valued at $82,287 using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 0.62% to 1.21%; dividend yield of 0%; volatility factors of 94.67% to 99.91%; and an expected life of two years (statutory term). The costs directly associated with the issuance of the Debentures and the fair value of the warrants issued for finder's fee total $388,512 and were recorded by the Company as debt issuance costs. These costs were capitalized and were being amortized over the term of the Debentures. For the year ended December 31, 2009, amortization charged to interest expense was $274,278 and the unamortized balance at December 31, 2009 was zero.

Escrowed shares related to the Debentures

        In connection with the issuance of the Debentures and Warrants, the Company's Chief Executive Officer entered into an escrow agreement pursuant to which he transferred 445,217 shares of the Company's common stock owned by him into an escrow account for the benefit of the investors as a guarantee of the Company meeting certain performance targets. Pursuant to the escrow agreement, the Chief Executive Officer agreed to transfer 50% of the escrowed shares to the holders of the Debentures if the Company does not meet its performance targets for the year ended December 31, 2008. The remaining 50% of the escrowed shares will be transferred to the holders of the Debentures if the Company did not meet its performance targets for the year ended December 31, 2009. The performance target for 2008 was the achievement of net income and cash flow (as defined in the Debentures) of at least $3,500,000. The performance target for 2009 is the achievement of net income and cash flow (as defined in the Debentures) of at least $6,000,000. The escrowed shares revert back to the Chief Executive Officer if the Company meets its performance targets.

        The Company considered authoritative guidance in determining whether the escrow agreement represents a compensatory arrangement that is, in substance, a capital contribution of common shares by the Chief Executive Officer and then a share-based payment to him for services rendered. The agreement to release the shares from escrow upon the achievement of certain criteria was presumed to be a separate compensatory arrangement between the Company and the Chief Executive Officer. As such, the Company valued the escrowed shares as if the Chief Executive Officer had provided the Company an option to acquire these shares. The aggregate value of the 445,217 shares was valued at $1,152,137 using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 0.62% to 1.21%; dividend yield of 0%; volatility factors of 94.67% to 99.91%; and an expected life of 3 months (for 2008) and 15 months (for 2009). For the year ended December 31, 2009, the Company recognized $475,671 of expense related to the escrowed shares. At July 1, 2009,

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

8. CONVERTIBLE NOTES (Continued)

the 445,217 shares were released from escrow when the Debentures were converted or paid off, and the total value of the escrowed shares had been fully amortized.

10% senior secured convertible notes

        On July 1, 2009 and July 20, 2009, the Company issued an aggregate of $11,592,000 of 10% senior secured convertible notes (the "Notes") and issued warrants (the "Warrants") to purchase up to 3,050,526 shares of common stock of the Company in a private placement. The Notes bear interest at 10% per annum, mature in three years, are unsecured, and are personally guaranteed by the Company's Chief Executive Officer and certain shareholders. The holders of the Notes have the right at any time to convert all or part of the outstanding principal amount of the Notes and any accrued and unpaid interest into common shares of the Company at the then effective conversion price, initially set at $1.90 per share (the "Conversion Price"). The Company's Chief Executive Officer purchased $350,000 of the Notes issued on July 1, 2009, and $250,000 of the Notes issued on July 20, 2009.

        The initial conversion price will automatically adjust to 75% of the Conversion Price on January 1, 2010 if the Company does not achieve certain financial performance targets for the fiscal year ended December 31, 2009, and provided further that the Conversion Price will automatically adjust to 80% of the Conversion Price on January 1, 2011 if the Company does not achieve certain financial performance targets for the fiscal year ended December 31, 2010. Also, the Conversion Price is subject to a full ratchet anti-dilution adjustment in the event that the Company issues additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable Conversion Price or the Exercise Price.

        The Notes bear interest at 10% per year and mature on June 30, 2012 and July 16, 2012 (the "Maturity Date"). Interest is payable quarterly in cash on the first day of January, April, July and October of each year and on the Maturity Date, commencing October 1, 2009.

        During the fourth quarter of 2009, four investors converted $1,375,000 principal balance of 10% convertible notes at the stated conversion price of $1.90 per share into 723,684 shares of the Company's common stock. The balance of the related derivative for the conversion feature of the notes was recorded as extinguishment of derivative.

        The Warrants entitle the investors to purchase up to 3,050,526 shares of common stock (the "Warrant Shares") in the aggregate. The Warrants have an initial exercise price of $2.85 per share, subject to a full ratchet anti-dilution adjustment in the event that the Company issues additional equity, equity linked securities or securities convertible into equity, at a purchase price less than the then applicable Conversion Price or the Exercise Price.

        Effective January 1, 2009, the Company adopted authoritative guidance issued by the FASB that indicates any adjustment to the fixed amount (either conversion price or number of shares) of the instrument (or embedded feature), regardless of the probability or whether or not within the issuers' control, means the instrument is not indexed to the issuers own stock. Accordingly, the embedded

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

8. CONVERTIBLE NOTES (Continued)

conversion feature of the notes and the conversion feature of the warrants resulted in a derivative liability being recorded by the Company when the Notes and Warrants were issued. The Company determined the conversion feature of the Notes was $24,987,313 based on a binominal valuation. The Company determined the conversion feature of the 3,050,526 Warrants was $8,479,263 using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 1.5%; dividend yield of 0%; volatility factor of 149%; and an expected life of three years (statutory term), resulting in total derivative at issuance of $33,466,576. $11,592,000 of this amount was allocated to debt discount (i.e. up to face amount of the Notes) and will be amortized over the term of the Notes. For the year ended December 31, 2009, $2,990,025 of discount amortization is included in interest expense. At December 31, 2009, the unamortized balance of the discount is $8,601,975. The balance of the derivative of $21,874,576 represents the excess of the fair value of the derivatives over cash received.

        The Company incurred $1,725,424 of costs directly associated with the issuance of the Notes and also issued 427,074 warrants valued at $1,377,114 as an investment banking commission exercisable for three years at $2.28 per share, which vested immediately on the issuance date. The 427,074 warrants were valued using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 1.5%; dividend yield of 0%; volatility factor of 149%; and an expected life of three years (statutory term). The costs directly associated with the issuance of the Notes of $1,725,424, plus the fair value of the warrants issued for the investment banking commission of $1,377,114, plus the $21,874,576 excess fair value of derivative over cash received, total $24,977,114 and are recorded as cost of private placement in the accompanying statement of operations.

Escrow shares related to the Notes

        In connection with the issuance of the Notes and Warrants, the Company's Chief Executive Officer and a director of the Company (collectively the "Pledgors") entered into a pledge agreement pursuant to which they transferred 2,874,430 shares of the Company's common stock owned by them into an escrow account for the benefit of the investors as a guarantee against an event of default (as defined in the Notes) by the Company. Pursuant to the pledge agreement, the Pledgors agreed to transfer all the escrowed shares to the holders of the Notes if the Company defaults on the Notes. The escrowed shares revert back to the Pledgors at the expiration of the Notes.

        The Company considered authoritative guidance issued by the FASB and determined the escrow shares represented a cost of the 10% senior secured convertible notes. The aggregate value of the 2,874,430 shares was valued at $10,649,400 using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 1.5%; dividend yield of 0%; volatility factor of 147%; and an expected life of three years. As a discount of 100% of the face amount of the notes was already recorded, the Company expensed the $10,649,400.

9. DERIVATIVE LIABILITY

        In June 2008, the FASB issued authoritative guidance on determining whether an instrument (or embedded feature) is indexed to an entity's own stock. Under the authoritative guidance, effective

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

9. DERIVATIVE LIABILITY (Continued)

January 1, 2009, instruments which do not have fixed settlement provisions are deemed to be derivative instruments. The conversion feature of the Company's Debentures (described in Note 8), and the related warrants, do not have fixed settlement provisions because their conversion and exercise prices, respectively, may be lowered if the Company issues securities at lower prices in the future. The Company was required to include the reset provisions in order to protect the holders of the Debentures from the potential dilution associated with future financings. In accordance with the FASB authoritative guidance, the conversion feature of the Notes was separated from the host contract (i.e., the Notes) and recognized as a derivative instrument. Both the conversion feature of the Notes and the related warrants have been characterized as derivative liabilities to be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

        The derivative liabilities were valued using both the Black-Scholes-Merton and Binomial valuation techniques with the following assumptions:

	December 31, 2009	December 31, 2008
Conversion feature:
Risk-free interest rate	1.5%	0.33%
Expected volatility	148.47%	152.26%
Expected life (in years)	2.75 years	0.70 year
Expected dividend yield	0	0
Warrants:
Risk-free interest rate	1.32%	0.33%
Expected volatility	148.47%	152.26%
Expected life (in years)	2.81 years	2.70 years
Expected dividend yield	0	0
Fair Value:
Conversion feature	$28,404,181	$2,899,790
Warrants	16,752,858	1,690,002

	$45,157,039	$4,589,792

        The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the volatility of five comparable guideline companies to estimate volatility for its common stock. The expected life of the conversion feature of the notes was based on the term of the notes and the expected life of the warrants was determined by the expiration date of the warrants. The expected dividend yield was based on the fact that the Company has not paid dividends to common shareholders in the past and does not expect to pay dividends to common shareholders in the future.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

9. DERIVATIVE LIABILITY (Continued)

        The FASB authoritative guidance was implemented in the first quarter of 2009 and is reported as a cumulative change in accounting principles. The cumulative effect on the accounting for the conversion feature of the Debentures and the related warrants at January 1, 2009 is as follows:

	Additional Paid-in Capital	Retained Earnings	Derivative Liability
Derivative Instrument:
Conversion feature	$1,335,650	$–	$1,335,650
Warrants	–	3,254,142	3,254,142

	$1,335,650	$3,254,142	$4,589,792

        The warrants were originally recorded at their relative fair value as an increase in additional paid-in capital. The change in the accumulated deficit includes gains resulting from decreases in the fair value of the derivative liabilities through December 31, 2008. The derivative liability amounts reflect the fair value of each derivative instrument as of the January 1, 2009 date of implementation.

        As of December 31, 2009, the derivative liability was $45,157,039. For the year ended December 31, 2009, the Company recorded a change in fair value of the derivative liabilities of $12,770,113. At December 31, 2008, no derivative instruments were recorded.

        When the Company adopted the FASB authoritative guidance, the fair value of the warrants and the conversion feature of the notes were bifurcated from the convertible debt contracts and accounted for as a liability, and the gain on extinguishment of the bifurcated derivative is shown separately from the conversion of the debt.

10. COMMON STOCK

        During the year ended December 31, 2009, the Company issued 233,300 shares of common stock in exchange for investor relations consulting services valued at $454,935, based on the closing price of the Company's stock on the date of issuance.

        On September 21, 2009, an amendment to increase the number of authorized shares of the Company's common stock from 20,000,000 to 30,000,000 shares was approved by the Company's shareholders at the annual meeting of shareholders.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

11. WARRANTS AND OPTIONS

        The following table summarizes stock warrant and option activity for the year ended December 31, 2009:

	Number of Shares under Warrants and Options	Weighted Average Exercise Price
Warrants and options outstanding at January 1, 2009	936,143	$1.52
Warrants and options granted	3,477,600	$2.78
Warrants and options expired	–	–

Warrants and options outstanding at December 31, 2009	4,413,743	$2.51

        The following table summarizes information about warrants and options outstanding at December 31, 2009:

Outstanding Warrants and Options			Exercisable Warrants and Options
Exercise price	Number of shares under warrants and options	Weighted average remaining contractual life (years)	Number of shares under warrants and options exercisable	Weighted average exercise price
$1.50	890,433	1.71	890,433	$1.50
$2.28	427,074	2.82	427,074	$2.28
$2.40	10,000	0.96	10,000	$2.40
$2.50	35,710	0.72	35,710	$2.50
$2.85	3,050,526	2.53	3,050,526	$2.85

$2.51	4,413,743		4,413,743	$2.51

        At December 31, 2009, the aggregate intrinsic value of the warrants and options outstanding and exercisable was $11,393,437.

12. STATUTORY RESERVES

        Statutory reserves represent restricted retained earnings. As stipulated by the PRC's Company Law, net income after taxation can only be distributed as dividends after: (a) appropriation has been made to make up cumulative losses from prior years, if any, (b) allocations to the statutory capital reserve of at least 10% of the after-tax income, as determined under PRC accounting rules and regulations, until the reserve amounts to 50% of the Company's registered capital, (c) allocations of 5 – 10% of after-tax income, as determined under PRC accounting rules and regulations, to the Company's statutory common welfare fund, which is restricted to capital expenditure for the collective benefits of the Company's employees, and (d) allocations to the discretionary surplus reserve, if approved at the general meeting of the shareholders.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

12. STATUTORY RESERVES (Continued)

        Statutory reserves consist of the following as of December 31:

	2009	2008
Statutory capital reserve	$1,642,450	$232,206
Statutory common welfare fund	116,103	116,103

	$1,758,553	$348,309

13. INCOME TAXES

        Companies in the PRC are generally subject to PRC Enterprise Income Tax at a uniform tax rate of 25% under the China's Unified Enterprise Income Tax Law ("New EIT Law"), which took effect from January 1, 2008. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential EIT treatment. Accordingly, Suo'ang BST is subject to the uniform tax rate of 25%. Suo'ang New Energy is entitled to two years tax holiday for the years ended December 31, 2007 and 2008 and 50% reduction on its EIT rate for the three years ended December 31, 2009, 2010 and 2011.

        The Company has not recorded a provision for U.S. federal income tax for the years ended December 31, 2009 and 2008 due to a net operating loss carry forward in the United States of America. At December 31, 2009 and 2008, the Company had net operating loss carryforwards in the United States of America of approximately $2,100,000 and $560,000, respectively, which begin to expire in 2028. The deferred tax asset created by the net operating loss has been offset by a 100% valuation allowance. At December 31, 2009 and 2008, there were no other significant deferred tax assets or deferred tax liabilities. Significant expenses related to financings and derivatives are classified as permanent differences for U.S. federal income tax purposes.

        Income tax expense consists of the following for the years ended December 31,

	2009	2008
Current – PRC Enterprise Income Tax	$2,243,088	$105,249
Deferred	–	–

Total income tax expenses	$2,243,088	$105,249

        The following table reconciles the U.S. statutory rates to the Company's effective tax rate at December 31,

	2009	2008
U.S. statutory rate	(34)%	34%
Permanent differences	48%	12%
Tax holiday	(3)%	(31)%
Effect of statutory rate differential	(4)%	(12)%

Effective tax rate	7%	3%

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

13. INCOME TAXES (Continued)

        No significant deferred tax liabilities or assets existed as of either December 31, 2009 or 2008.

        Effective January 1, 2007, the Company adopted authoritative guidance issued by the FASB for uncertainty in income taxes. The authoritative guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The authoritative guidance also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Company does not have a liability for unrecognized tax uncertainties except as described below. The Company and its Chinese subsidiaries have never been subject to a tax examination and all years are open to examination by the tax authorities.

        At December 31, 2009, the Company was delinquent in filing its U.S. federal income tax returns for its taxable years ended September 30, 2007 and 2008 and information reports for its bank accounts located in the PRC for 2006, 2007, and 2008. There is no U.S taxable income for the applicable years and the Company believes that its failure to file the information reports was not willful. Accordingly, at December 31, 2009, no provision has been made for U.S. income taxes and the Company has recorded its estimate of total penalties that may be assessed for the delinquent U.S. tax returns and reports in the accompanying consolidated financial statements.

        The Company enjoys certain tax holidays under the New EIT Law. The tax holidays decreased income tax expense by approximately $1.1 million in 2009 and $1.0 million in 2008 and the benefit of the tax holiday on net income per share (basic) was approximately $0.11 in 2009 and $0.12 in 2008.

14. RELATED PARTY TRANSACTIONS

        Amounts due to related parties consisted of the following at:

	December 31, 2009	December 31, 2008
Due to directors:
Mr. Peng Zhou	$–	$395,049
Mr. Baowen Ren	73,466	70,000

	$73,466	$465,049

        Amounts due to directors are non-interest bearing, unsecured, and due on demand.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

15. COMMITMENTS AND CONTINGENCIES

Coal inventory purchase commitment

        During 2009, the Company entered into a coal inventory purchase contract with a supplier. At December 31, 2009, the Company's commitment to purchase coal related to this contract is approximately $1,633,926.

Capital expenditure commitments

        During the year ended December 31, 2009, the Company entered into various contracts to purchase machinery in connection with its CWSF production plant. At December 31, 2009, the Company's capital expenditure commitment totaled $4,071,351 for the purchase of machinery.

Operating lease commitments

        As of December 31, 2009, the Company's total future minimum lease payments under non-cancelable operating leases to be paid in each of the five succeeding years are as follows:

Year ending December 31,
2010	$38,229
2011	35,134
2012	35,134
2013	35,134
2014	35,134
2015 and thereafter	161,030

Total Operating Lease Commitments	$339,795

Social insurance of Employees

        According to the prevailing laws and regulations of the PRC, the Company is required to cover its employees with medical, retirement and unemployment insurance programs. Management believes that due to the transient nature of its employees, the Company does not need to provide all employees with such social insurance. In the event that any current or former employee files a complaint with the PRC government, the Company may be required to make up the social insurance as well as to pay administrative fines. As the Company believes that these fines would not be material, no provision has been made in this regard.

Research and development contracts

        The Company entered into two technology cooperation agreements with School of Chemistry and Chemical Engineering of Shaanxi Normal University ("Normal University") and School of Energy and Power Engineering of Xi'an Jiao Tong University ("Jiao Tong University") in 2009. Normal University agreed to develop two types of CWSF additive for the Company prior to March 31, 2012; the total amount of development fee is approximately $292,900. The Company entrusted Jiao Tong University to develop three types of special CWSF prior to September 30, 2010; the total amount of development fee is approximately $439,300. Both agreements indicate that any intellectual property arising from such developments shall belong to us. As of December 31, 2009, no research or development activity had occurred.

Sino Clean Energy Inc. and Subsidiaries

Notes to Consolidated Financial Statements for the years ended December 31, 2009 and 2008

16. SUBSEQUENT EVENT

        As of December 31, 2009, the Company had outstanding $10,217,000 of its 10% Senior Secured Convertible Notes. Subsequent to December 31, 2009, and by March 5, 2010, all the convertible notes holders converted these notes into 5,377,368 shares of common stock of the Company pursuant to the original Securities Purchase Agreement and Form of Note.

        As of December 31, 2009, the Company had reflected a valuation discount of $8,601,975 against these convertible notes payable, and had recorded a derivative liability of $28,404,181 relating to the fair value of the conversion feature of these notes. The unamortized portion of the valuation discount will be treated as additional interest expense on the date of conversion, and the fair value of the derivative liability will be recognized as a gain on extinguishment on the date of conversion.

3,258,143 Shares

Common Stock

SINO CLEAN ENERGY INC.

PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.